SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13E-3
(Amendment No. 1)
Rule 13e-3 Transaction Statement under Section 13(e)
of the Securities Exchange Act of 1934

China Index Holdings Limited
(Name of the Issuer)

China Index Holdings Limited
CIH Holdings Limited
CIH Merger Sub Holdings Limited
Tianquan Mo
Fang Holdings Limited
ACE Smart Investments Limited
Karistone Limited
Open Land Holdings Limited
Media Partner Technology Limited
Next Decade Investments Limited
True Knight Limited
Jiangong Dai
Digital Link Investments Limited
Shan Li
GAP Coinvestments CDA, L.P.
GAP Coinvestments V, LLC
GAP Coinvestments IV, LLC
GAP Coinvestments III, LLC
General Atlantic, L.P.
GAP (Bermuda) L.P.
General Atlantic GenPar (Bermuda), L.P.
General Atlantic Partners (Bermuda) IV, L.P.
General Atlantic Partners (Bermuda) III, L.P.
General Atlantic Singapore Interholdco Ltd.
General Atlantic Singapore Fund Pte. Ltd.
Evenstar Master Fund SPC for and on behalf of Evenstar Master Sub-Fund I Segregated Portfolio
Evenstar Special Situations Limited
Evenstar Capital Management Limited
(Name of Person(s) Filing Statement)
American Depositary Shares, each representing one Class A ordinary share
Class A ordinary shares, par value of US$0.001 per share*
(Title of Class of Securities)
16954W101**
(CUSIP Number of Classes of Securities)

China Index Holdings Limited Tower A, No. 20 Guogongzhuang Middle Street Fengtai District, Beijing 100070 The People’s Republic of China Attention: Lili Chen Tel: +86-10-5631-9106	Fang Holdings Limited c/o Tower A, No. 20 Guogongzhuang Middle Street Fengtai District, Beijing 100070 The People’s Republic of China Attention: Jiangong Dai Tel: +86-10-5631-8010	Jiangong Dai True Knight Limited c/o Tower A, No. 20 Guogongzhuang Middle Street Fengtai District, Beijing 100070 The People’s Republic of China Attention: Jiangong Dai Tel: +86-10-5631-8268

Tianquan Mo
ACE Smart Investments Limited
Karistone Limited
Open Land Holdings Limited
Media Partner Technology Limited
Next Decade Investments Limited
c/o Tower A, No. 20
Guogongzhuang Middle Street
Fengtai District, Beijing 100070
The People’s Republic of China
Attention: Tianquan Mo
Tel: +86-10-5631-8661
	Shan Li Digital Link Investments Limited Unit 219, 2/F Building 16W, Phase Three Hong Kong Science Park, Pak Shek Kok New Territories, Hong Kong SAR Attention: Shan Li Tel: +852-3500-6800	General Atlantic Singapore Fund Pte. Ltd. 8 Marina View, #41-04, Asia Square Tower 1, Singapore 018960 Tel: +65-6661-6700

GAP Coinvestments CDA, L.P.
GAP Coinvestments V, LLC
GAP Coinvestments IV, LLC
GAP Coinvestments III, LLC
General Atlantic, L.P.
General Atlantic Singapore
Interholdco Ltd.
c/o General Atlantic Service
Company, L.P.,
55 East 52nd Street, 33rd Floor,
New York, NY 10055
Tel: +1-212-715-4000

GAP (Bermuda) L.P.
General Atlantic GenPar
(Bermuda), L.P.
General Atlantic Partners
(Bermuda) IV, L.P.
General Atlantic Partners
(Bermuda) III, L.P.
Clarendon House, 2 Church Street,
Hamilton HM 11, Bermuda
Tel: +1-441-295-1422

Evenstar Master Fund SPC for and
on behalf of Evenstar Master
Sub-Fund I Segregated Portfolio
Evenstar Special Situations Limited
Evenstar Capital Management Limited
P.O. Box 309, Ugland House
South Church Street
George Town, KY1-1104
Cayman Islands
Attention: The Directors of the Fund
Tel: +852-2122-8882

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf
of the Persons Filing Statement)
With copies to:
Fang Xue, Esq. Gibson, Dunn & Crutcher LLP Unit 1301, Tower 1, China Central Place No. 81 Jianguo Road Chaoyang District Beijing 100025 People’s Republic of China +86-10-6502-8500	Alan Bao, Esq. O’Melveny & Myers LLP Yin Tai Centre, Office Tower, 37th Floor No. 2 Jianguomenwai Ave. Chao Yang District Beijing 100022 People’s Republic of China +86-10-6563-4253	Judie Ng Shortell Paul, Weiss, Rifkind, Wharton & Garrison LLP 1285 Avenue of the Americas New York, New York 10019 +1-212-373-3434
Qi Yue, Esq. Gibson, Dunn & Crutcher 32/F Gloucester Tower, The Landmark 15 Queen’s Road Central, Hong Kong +852-2214-3700		Xiaoxi Lin Linklaters LLP 11/F Alexandra House Charter Road Hong Kong +852-2901-5368

This statement is filed in connection with (check the appropriate box):
☐    The filing of solicitation materials or an information statement subject to Regulation 14A (§§ 240.14a-1 through 240.14b-2), Regulation 14C (§§ 240.14c-1 through 240.14c-101) or Rule 13e-3(c) (§ 240.13e-3(c)) under the Securities Exchange Act of 1934 (“the Act”).
☐   The filing of a registration statement under the Securities Act of 1933.
☐   A tender offer.
☒   None of the above.
Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies:  ☐
Check the following box if the filing is a final amendment reporting the results of the transaction:  ☐
NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THIS TRANSACTION, PASSED UPON THE MERITS OR FAIRNESS OF THIS TRANSACTION, OR PASSED UPON THE ADEQUACY OR ACCURACY OF THE DISCLOSURE IN THIS TRANSACTION STATEMENT ON SCHEDULE 13E-3. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

*
Not for trading, but only in connection with the listing on the Nasdaq Capital Market of American depositary shares (“ADSs”), each representing one (1) Class A ordinary share, par value of US$0.001 per share, of the Company (the “Class A Ordinary Shares”).

**
CUSIP number of the ADSs, each representing one (1) Class A Ordinary Share.

i

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THIS TRANSACTION, PASSED UPON THE MERITS OR FAIRNESS OF THIS TRANSACTION, OR PASSED UPON THE ADEQUACY OR ACCURACY OF THE DISCLOSURE IN THIS TRANSACTION STATEMENT ON SCHEDULE 13E-3. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.
INTRODUCTION
This amendment No. 1 (this “Amendment”) to the transaction statement pursuant to Rule 13e-3, together with the exhibits hereto (the “Transaction Statement”), is being filed with the Securities and Exchange Commission (the “SEC”) pursuant to Section 13(e) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), jointly by the following Persons (each, a “Filing Person,” and collectively, the “Filing Persons”): (a) China Index Holdings Limited, an exempted company with limited liability incorporated under the laws of the Cayman Islands (the “Company”), the issuer of the Shares (as defined below) that is subject to the transaction pursuant to Rule 13e-3 under the Exchange Act; (b) CIH Holdings Limited, an exempted company with limited liability incorporated under the laws of the Cayman Islands (“Parent”); (c) CIH Merger Sub Holdings Limited, an exempted company with limited liability incorporated under the laws of the Cayman Islands and a wholly owned subsidiary of Parent (“Merger Sub”); (d) Mr. Tianquan Mo, controlling shareholder of the Company and a PRC resident (“Mr. Mo”); (e) Fang Holdings Limited (OTC: SFUNY), an exempted company with limited liability incorporated under the laws of the Cayman Islands (“Fang Holdings,” the “Sponsor,” or the “Guarantor”); (f) ACE Smart Investments Limited, a company limited by shares incorporated under the laws of Hong Kong (“ACE Smart”); (g) Karistone Limited, a business company incorporated with limited liability under the laws of the British Virgins Islands (“Karistone”); (h) Open Land Holdings Limited, a company limited by shares incorporated under the laws of Hong Kong (“Open Land”); (i) Media Partner Technology Limited, a business company incorporated with limited liability under the laws of the British Virgins Islands (“Media Partner”); (j) Next Decade Investments Limited, a business company incorporated with limited liability under the laws of the British Virgins Islands (“Next Decade”); (k) True Knight Limited, a business company incorporated under the laws of the British Virgin Islands (“True Knight”); (l) Jiangong Dai, the chairman of the board of directors of the Company, the executive chairman of the board of directors of Fang Holdings, and a PRC resident (“Mr. Dai”); (m) Digital Link Investments Limited, a business company incorporated with limited liability under the laws of the British Virgins Islands (“Digital Link”); (n) Shan Li, the director of Digital Link and a PRC resident (“Mr. Li”); (o) GAP Coinvestments CDA, L.P., a Delaware limited partnership (“GAPCO CDA”), GAP Coinvestments V, LLC, a Delaware limited liability company (“GAPCO V”), GAP Coinvestments IV, LLC, a Delaware limited liability company (“GAPCO IV”), and GAP Coinvestments III, LLC, a Delaware limited liability company (“GAPCO III,” and, together with GAPCO CDA, GAPCO V and GAPCO IV, collectively, the “GA Delaware Funds”); (p) General Atlantic, L.P., a Delaware limited partnership (“GA LP”); (q) GAP (Bermuda) L.P., a Bermuda exempted limited partnership (“GAP (Bermuda) L.P.”); (r) General Atlantic GenPar (Bermuda), L.P., a Bermuda exempted limited partnership (“GenPar Bermuda”); (s) General Atlantic Partners (Bermuda) IV, L.P., a Bermuda exempted limited partnership (“GAP Bermuda IV”) and General Atlantic Partners (Bermuda) III, L.P. (“GAP Bermuda III”, and together with GAP Bermuda IV, collectively, the “GA Bermuda Funds”); (t) General Atlantic Singapore Interholdco Ltd., a Bermuda exempted company (“GAS Interholdco”); and (u) General Atlantic Singapore Fund Pte. Ltd., a company incorporated and existing under the laws of Singapore (“GASF”, and together with the GA Delaware Funds, GA LP, GAP (Bermuda) L.P., GenPar Bermuda, the GA Bermuda Funds and GAS Interholdco, collectively, “General Atlantic” or the “General Atlantic Filing Persons”); (v) Evenstar Master Fund SPC for and on behalf of Evenstar Master Sub-Fund I Segregated Portfolio, an exempted company with limited liability incorporated under the laws of the Cayman Islands (“Evenstar Master”); (w) Evenstar Special Situations Limited, an exempted company with limited liability incorporated under the laws of the Cayman Islands (“ESSL”); and (x) Evenstar Capital Management Limited, an exempted company with limited liability incorporated under the laws of the Cayman Islands (“Evenstar Manager”, and together with Evenstar Master and ESSL collectively referred to as “Evenstar Filing Persons”, or “Evenstar”). Filing Persons (b) through (x) are collectively referred to herein as the “Buyer Group.” Filing Persons (e), (f), (g), (h), (i), (j), (k), (m), (u), (v) and (w) are collectively referred to as the “Rollover Shareholders.” This Amendment amends and restates in its entirety information set forth in the Transaction Statement.
The Items specified by Schedule 13E-3, with page references to the locations where the information required by such Items can be found, are enumerated beginning on page 90 of this Transaction Statement.

SUMMARY
This summary, together with the “Questions and Answers about the Merger” below, highlights selected information contained in the remainder of this Transaction Statement. This summary does not contain all of the information that may be important to an Unaffiliated Security Holder (as defined below) of the Company. Unaffiliated Security Holders should read this entire Transaction Statement and the other documents to which this Transaction Statement refers for a more complete understanding of the Merger (as defined below) and the related transactions and how they affect Unaffiliated Security Holders.
The terms “we,” “us,” “our” and the “Company” as used in this Transaction Statement refer to China Index Holdings Limited and/or its direct and indirect subsidiaries as the context may require. The term “Board” refers to the board of directors of the Company. The term “Special Committee” refers to a special committee of independent, disinterested directors of the Company that was formed by the Board. The term “Unaffiliated Security Holders” is used in this Transaction Statement as such term is defined in Rule 13e-3(a)(4) under the Exchange Act, and refers to holders of Shares and ADSs (each as defined below) other than Parent and Merger Sub, and directors and executive officers of the Company and of members of the Buyer Group. The terms “person” or “Person” refer to a natural person, a partnership, a corporation, a limited liability company, a business trust, a joint share company, a trust, an unincorporated association, a joint venture, a governmental entity or another entity or organization. References to “dollars”, “$” and “US$” in this Transaction Statement are to U.S. dollars and references to “RMB” in this Transaction Statement are to Renminbi, the lawful currency of the People’s Republic of China (the “PRC” or “China”).
The Parties Involved in the Merger
The Company
The Company operates a leading real estate information and analytics service platform in China in terms of geographical coverage and volume of data points as of December 31, 2021. The Company’s services span across data services, analytics services and promotion services for China’s real estate markets.
The Company’s principal executive offices are located at Tower A, No. 20 Guogongzhuang Middle Street, Fengtai District, Beijing 100070, the People’s Republic of China. The telephone number at this address is +86-10-5631-8000. The Company’s registered office in the Cayman Islands is located at the offices of Maples Corporate Services Limited, PO Box 309, Ugland House, Grand Cayman, KY1-1104, Cayman Islands.
The Company is the issuer of ordinary shares which, as of the date of the Merger Agreement (as defined below), consist of (i) Class A ordinary shares, with a par value of US$0.001 per share, in the share capital of the Company, each carrying one (1) vote per share (each, a “Class A Ordinary Share,” and collectively, the “Class A Ordinary Shares”), including the Class A Ordinary Shares represented by American depositary shares of the Company, each of which represents one (1) Class A Ordinary Share (the “ADSs”), (ii) Class B ordinary shares, with a par value of US$0.001 per share, in the share capital of the Company, each carrying ten (10) votes per share (each, a “Class B Ordinary Share,” and collectively, the “Class B Ordinary Shares”), and (iii) shares of a par value of US$0.001 each of such class or classes (however designated) as the board of directors of the Company may determine in accordance with the memorandum and articles of association of the Company (collectively, the “Shares” and each, a “Share”).
For a more complete description of the Company’s business, history, and organizational structure, please see the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2021 filed with the SEC on April 26, 2022 (the “Company’s Annual Report”), which is incorporated by reference herein. See “Where You Can Find More Information” for instructions on obtaining a copy of the Company’s Annual Report.
Parent
Parent is an exempted company with limited liability incorporated under the laws of the Cayman Islands and is currently wholly owned by Fang Holdings. Parent is a holding company formed solely for the purpose of holding the equity interest in Merger Sub, entering into the Merger Agreement and consummating the transactions contemplated under the Merger Agreement, including the Merger. The principal business address and telephone number of Parent are c/o Tower A, No. 20 Guogongzhuang Middle Street, Fengtai District, Beijing 100070, the People’s Republic of China, +86-10-5631-8010. The registered office of Parent is c/o Vistra (Cayman) Limited, P. O. Box 31119 Grand Pavilion, Hibiscus Way, 802 West Bay Road, Grand Cayman, KY1 — 1205 Cayman Islands.
Merger Sub
Merger Sub is an exempted company with limited liability incorporated under the laws of the Cayman Islands and is wholly owned by Parent. Merger Sub is a holding company formed solely for the purpose of entering into the Merger Agreement and consummating the transactions contemplated under the Merger Agreement, including the Merger. The principal business address and telephone number of Merger Sub are c/o Tower A, No. 20 Guogongzhuang Middle Street, Fengtai District, Beijing 100070, the People’s Republic of China, +86-10-5631-8010. The registered office of Merger Sub is c/o Vistra (Cayman) Limited, P. O. Box 31119 Grand Pavilion, Hibiscus Way, 802 West Bay Road, Grand Cayman, KY1 - 1205 Cayman Islands.
Fang Holdings
Fang Holdings (OTC: SFUNY) is an exempted company with limited liability incorporated under the laws of the Cayman Islands. Fang Holdings operates a leading real estate Internet portal in China that provides primarily marketing, listing, leads generation and financial services for China’s real estate and home furnishing and improvement sectors. The principal business address and telephone number of Fang Holdings are c/o Tower A, No. 20 Guogongzhuang Middle Street, Fengtai District, Beijing 100070, the People’s Republic of China, +86-10-5631-8010.
Mr. Tianquan Mo
Mr. Mo, who is a citizen of the PRC, is the founder and controlling shareholder of the Company and Fang Holdings. His principal business address and telephone number are c/o Tower A, No. 20 Guogongzhuang Middle Street, Fengtai District, Beijing 100070, the People’s Republic of China, +86-10-5631-8661.
ACE Smart
ACE Smart is a company limited by shares incorporated under the laws of Hong Kong. ACE Smart is wholly owned by Mr. Mo. The principal business of ACE Smart is investment holding. The principal business address and telephone number of ACE Smart are Room 1901, 19/F, Lee Garden One, 33 Hysan Avenue, Causeway Bay, Hong Kong SAR, +86-10-5631-8661.
Karistone
Karistone is a business company incorporated with limited liability under the laws of the British Virgins Islands. Karistone is wholly owned by Mr. Mo. The principal business of Karistone is investment holding. The principal business address and telephone number of Karistone are P.O. Box 957, Offshore Incorporations Centre, Road Town, Tortola, British Virgin Islands, +86-10-5631-8661.
Open Land
Open Land is a company limited by shares incorporated under the laws of Hong Kong. Open Land is wholly owned by Mr. Mo. The principal business of Open Land is investment holding. The principal business address and telephone number of Open Land are Room 1901, 19/F, Lee Garden One, 33 Hysan Avenue, Causeway Bay, Hong Kong SAR, +86-10-5631-8661.
Media Partner
Media Partner is a business company incorporated with limited liability under the laws of the British Virgins Islands. All of the shares of Media Partner are held by The MC Trust, for which Butterfield Fiduciary Services (Cayman) Limited serves as the trustee. Media Partner is controlled by Mr. Mo. The principal business of Media Partner is investment holding. The principal business address and telephone number of Media Partner are P.O. Box 957, Offshore Incorporations Centre, Road Town, Tortola, British Virgin Islands, +86-10-5631-8661.
Next Decade
Next Decade is a business company incorporated with limited liability under the laws of the British Virgins Islands. All of the shares of Next Decade are held by KM & KM Trust, for which Credit Suisse Trust Limited serves as the trustee. Next Decade is controlled by Mr. Mo. The principal business of Next Decade is investment holding. The principal business address and telephone number of Next Decade are P.O. Box 957, Offshore Incorporations Centre, Road Town, Tortola, British Virgin Islands, +86-10-5631-8661.
True Knight and Mr. Jiangong Dai
True Knight is a business company incorporated under the laws of the British Virgin Islands. True Knight is wholly owned by Mr. Dai. The principal business of True Knight is investment holding. The principal business address and telephone number of True Knight are Vistra Corporate Services Centre, Wickhams Cay II, Road Town, Tortola, VG1110, British Virgin Islands, +86-10-5631-8268.
Mr. Dai, who is a citizen of the PRC, is the chairman of the Board and the executive chairman of the board of directors of Fang Holdings. His principal business address and telephone number are c/o Tower A, No. 20 Guogongzhuang Middle Street, Fengtai District, Beijing 100070, the People’s Republic of China, +86-10-5631-8268.
Digital Link and Mr. Shan Li
Digital Link is a business company incorporated with limited liability under the laws of the British Virgins Islands. Digital Link is wholly owned by Mr. Li. The principal business of Digital Link is investment holding. The principal business address and telephone number of Digital Link are c/o Vistra Corporate Services Centre, Wickhams Cay II, Road Town, Tortola, VG1110, British Virgin Islands, +1-284-852-3810.
Mr. Li, who is a citizen of the PRC, is the director of Digital Link Investments Limited. His principal business address and telephone number are Flat A, 25/F, 127 Repulse Bay Road, Repulse Bay, Hong Kong SAR, +1-284-852-3810.
General Atlantic Filing Persons
GASF is a company incorporated and existing under the laws of Singapore and is majority owned by GAS Interholdco. GAS Interholdco is a Bermuda exempted company. Each of the GA Bermuda Funds is a Bermuda exempted limited partnership. GA CDA is a Delaware limited partnership. Each of GAPCO III, GAPCO IV and GAPCO V is a Delaware limited liability company. The GA Bermuda Funds and the GA Delaware Funds are the members of GA Interholdco that share beneficial ownership of the ADSs held of record by GASF at the time of this Transaction Statement. The general partner of the GA Bermuda Funds is GenPar Bermuda, a Bermuda exempted limited partnership. The general partner of GenPar Bermuda is GAP (Bermuda) L.P., a Bermuda exempted limited partnership. GA LP, a Delaware limited liability partnership, is the managing member of each of GAPCO III, GAPCO IV and GAPCO V, and the general partner of GA CDA. The principal business of each of GASF, GAS Interholdco, the GA Bermuda Funds, the GA Delaware Funds, GenPar Bermuda, GAP (Bermuda) L.P. and GA LP is investment. The address and telephone number of each of the General Atlantic Filing Persons (other than GASF, the Bermuda Funds, GenPar Bermuda and GAP (Bermuda) L.P.) are c/o General Atlantic Service Company, L.P., 55 East 52nd Street, 33rd Floor, New York, NY 10055, +1-212-715-4000. The address and telephone number of the Bermuda Funds, GenPar Bermuda and GAP (Bermuda) L.P. are Clarendon House, 2 Church Street, Hamilton HM 11, Bermuda, +1-441-295-1422. The address and telephone number of GASF are Asia Square Tower 1, 8 Marina View, #41-04, Singapore 018960, +65-6661-6700.
Evenstar Filing Persons
Each of Evenstar Manager, Evenstar Master and ESSL is an exempted company with limited liability incorporated under the laws of the Cayman Islands. Evenstar Manager owns 100% of the management shares of Evenstar Master and ESSL (which is a wholly owned subsidiary of Evenstar Master) and the decision-making of Evenstar Manager is delegated by its shareholder to the board of directors pursuant to its corporate documents. The principal business of Evenstar Manager is investment management. The principal business of each of Evenstar Master and ESSL is investment. The business address and telephone number of each of Evenstar Manager, Evenstar Master and ESSL are PO Box 309, Ugland House, South Church Street, George Town, KY1-1104, Cayman Islands and +852 2122 8882.
The Merger Agreement and the Plan of Merger
On December 22, 2022, the Company, Parent and Merger Sub entered into an agreement and plan of merger (the “Merger Agreement”), which includes a plan of merger required to be filed with the Registrar of Companies of the Cayman Islands substantially in the form attached as Exhibit A to the Merger Agreement (the “Plan of Merger”). Following satisfaction of the conditions under the Merger Agreement, Merger Sub will be merged with and into the Company (the “Merger”) through a “short-form” merger between a parent company and one of its subsidiary companies (as those terms are defined in the Companies Act (As Revised) of the Cayman Islands (as amended, modified, or re-enacted from time to time, the “Cayman Islands Companies Act”)) in accordance with Part XVI and in particular Section 233(7) of the Cayman Islands Companies Act, with the Company continuing as the surviving company (as defined in the Cayman Islands Companies Act, the “Surviving Company”) resulting from the Merger.
The following summary describes the material terms of the Merger Agreement, including the Plan of Merger, but does not purport to describe all of the terms of the Merger Agreement and is qualified in its entirety by reference to the complete text of the Merger Agreement, which is attached to this Transaction Statement as Exhibit (d)(1). Unaffiliated Security Holders should read the Merger Agreement and the Plan of Merger in their entirety because they, and not this Transaction Statement, are the legal documents that govern the Merger.
The Merger
At the effective time of the Merger (the “Effective Time”), Merger Sub will be merged with and into the Company through a statutory “short-form” merger in accordance with Part XVI and in particular Section 233(7) of the Cayman Islands Companies Act. We expect the Merger to take place soon after 20 days following the date of the mailing of this Transaction Statement to the Company’s shareholders, or such later date as may be required to comply with Rule 13e-3 under the Exchange Act and all other applicable laws, after all the closing conditions to the Merger have been satisfied or waived in accordance with the Merger Agreement. Following the Effective Time of the Merger, ADSs will no longer be listed on NASDAQ, and the Company will cease to be a publicly traded company and will be a privately held, direct wholly owned subsidiary of Parent.
Merger Consideration
Under the terms of the Merger Agreement and the Plan of Merger, at the Effective Time, (i) each Share issued and outstanding immediately prior to the Effective Time (other than the Excluded Shares (as defined below), Shares represented by ADSs and Dissenting Shares (as defined below)) will be cancelled in exchange for the right to receive US$1.00 in cash per Share without interest (subject to adjustment as described below) (the “Per Share Merger Consideration”); (ii) each ADS issued and outstanding immediately prior to the Effective Time, together with the underlying Shares represented by such ADSs, will be cancelled in exchange for the right to receive US$1.00 in cash per ADS without interest (subject to adjustment as described below) (the “Per ADS Merger Consideration,” and together with the Per Share Merger Consideration, the “Merger Consideration”) (less US$5.00 for each 100 ADSs (or portion thereof) cancellation fees pursuant to the terms of the deposit agreement (the “Deposit Agreement”), dated as of June 11, 2019, by and among the Company, JPMorgan Chase Bank, N.A. as depositary for ADSs (the “Depositary”), and all beneficial owners and holders from time to time of ADSs issued thereunder).
The Merger Consideration and any other amounts payable pursuant to the Merger Agreement will be adjusted appropriately to reflect the effect of any share split, reverse share split, share dividend (including any dividend or other distribution of securities convertible into Shares or ADSs, as applicable), reorganization, recapitalization, reclassification, combination, exchange of shares or other like change with respect to the

Shares or ADSs, as applicable, effectuated after the date of the Merger Agreement and prior to the Effective Time (but excluding any change that results from any exercise of Company Options (as defined below) to purchase Shares or the vesting or settlement of any Company Restricted Shares (as defined below)), and to provide the holders of Shares (including Shares represented by ADSs), Company Options and Company Restricted Shares with the same economic effect as contemplated by the Merger Agreement prior to such event and as so adjusted will, from and after the date of such event, be the Per Share Merger Consideration or the Per ADS Merger Consideration, as applicable (the “Consideration Adjustment”).
The “Excluded Shares” are, collectively, (a) the Rollover Shares (as defined below), (b) Shares (including Shares represented by ADSs) held by any of Parent, Merger Sub and any of their respective affiliates, (c) Shares (including Shares represented by ADSs) held by the Company or any subsidiary of the Company or held in the Company’s treasury, and (d) any Shares (including Shares represented by ADSs) held by the Depositary and reserved for issuance, settlement and allocation pursuant to the Share Incentive Plan (as defined below).
The “Rollover Shares” are (i) Shares (including Shares represented by ADSs) held by the Rollover Shareholders as of the date of the Merger Agreement, and (ii) any Shares (including Shares represented by ADSs) that the Rollover Shareholders may acquire following the date of the Merger Agreement and prior to the Effective Time by means of purchase, dividend or distribution, or issuance upon the exercise of any Company Options or warrants, the conversion of any convertible securities, or otherwise.
Treatment of Company Options and Company Restricted Shares
As of the Effective Time, Parent will assume the 2019 Equity Incentive Plan of the Company adopted on May 2, 2019 (the “Share Incentive Plan”), including all of the obligations of the Company with respect to the Company Options (as defined below) and Company Restricted Shares (as defined below) assumed or converted, respectively, pursuant to the Merger Agreement, subject to any limitations under applicable law.
Immediately prior to the Effective Time, except as otherwise agreed to in writing among a holder of a Company Option, the Company and Parent, each option to purchase Shares under the Share Incentive Plan (each, a “Company Option,” and collectively, the “Company Options”) granted under the Share Incentive Plan that is outstanding immediately prior to the Effective Time will be assumed by Parent as an option to purchase, in the case of a Company Option to purchase Class A Ordinary Shares, Class A ordinary shares of Parent or the other class of shares of Parent having the substantially same voting power as Class A Ordinary Shares, or in the case of a Company Option to purchase Class B Ordinary Shares, Class B ordinary shares of Parent or the other class of shares of Parent having the substantially same voting power as Class B Ordinary Shares. Each of such outstanding Company Options so assumed by Parent pursuant to the Merger Agreement will continue to have, and will be subject to, the same terms and conditions (including vesting conditions) set forth in the Share Incentive Plan under which it was granted and the award agreements in respect thereof, as in effect immediately prior to the Effective Time, except that (a) the number of shares of Parent covered by such assumed Company Option will equal the number of Shares subject to such Company Option multiplied by the Exchange Ratio (as defined below), with the result rounded down to the nearest whole share, and (b) the per share exercise price for the shares of Parent issuable upon exercise of such assumed Company Option will be equal to the quotient obtained by dividing the exercise price per Share at which such assumed Company Option was exercisable immediately prior to the applicable exercise price per Share underlying such Company Option by the Exchange Ratio, rounded up to the nearest whole cent. For the purpose of the Merger Agreement, the “Exchange Ratio” means the ratio of the Per Share Merger Consideration divided by the fair market value of one share of Parent as of the Effective Time.
Except as otherwise agreed to in writing among a holder of a Company Restricted Share, the Company and Parent, each outstanding Share (including Shares represented by ADSs) awarded pursuant to the Share Incentive Plan that is subject to any vesting requirements that remain unsatisfied or vested but remains unsettled (each, a “Company Restricted Share,” and collectively, the “Company Restricted Shares”) granted under the Share Incentive Plan that is outstanding immediately prior to the Effective Time will be assumed by Parent and converted as of the Effective Time, automatically and without action by the holder of such Company Restricted Share, into that number of Class A ordinary shares of Parent or the other class of shares of Parent having substantially the same voting power as Class A Ordinary Shares equal to one multiplied by the Exchange Ratio, rounded down to the nearest whole share, with such converted award continuing to have, and subject to, the same terms and conditions (including vesting conditions) set forth in the Share Incentive

Plan under which such Company Restricted Share was issued and the award agreements in respect thereof, as in effect immediately prior the Effective Time.
Parent may seek, prior to the closing date (“Closing Date”) of the Merger, to agree with an individual holder of a Company Option or Company Restricted Share that all or a portion of such holder’s Company Options or Company Restricted Shares will not be treated as provided in the Merger Agreement, but will instead be treated as otherwise agreed by and among such holder, the Company and Parent; provided, that in no event will such arrangement result in the assumption, substitution or continuation of such Company Option or Company Restricted Share with terms and conditions that provide additional benefits to such individual holder as compared to terms and conditions in effect immediately prior to the Effective Time.
Treatment of Dissenting Shares
All Shares that are issued and outstanding immediately prior to the Effective Time and that are held by shareholders of the Company who will have validly delivered and not effectively withdrawn a Dissent Notice (as defined below), or have not otherwise lost their rights to dissent from the Merger, or dissenter’s rights, in accordance with Section 238 of the Cayman Islands Companies Act (collectively, the “Dissenting Shares,” and holders of the Dissenting Shares collectively, the “Dissenting Shareholders”) will be cancelled at the Effective Time and the Dissenting Shareholders will have no right to receive the Per Share Merger Consideration and will instead upon serving a valid notice of dissent under Section 238(5) of the Cayman Islands Companies Act be entitled to receive only the payment of the fair value of such Dissenting Shares held by them determined in accordance with the provisions of Section 238 of the Cayman Islands Companies Act.
Each shareholder who wishes to exercise its right to dissent from the Merger and seek a fair value appraisal for its Dissenting Shares under Section 238(1) of the Cayman Islands Companies Act (the “Dissenters’ Rights”) must, (i) within 7 days of the date on which the Plan of Merger is given to such shareholder, give to the Company its written objection to the Merger (each, a “Written Objection”), in accordance with Sections 238(2) and (3) of the Cayman Islands Companies Act, and (ii) deliver a written notice (each, a “Dissent Notice”) to the Company in accordance with Section 238(5) of the Cayman Islands Companies Act within 20 days immediately following the date on which such shareholder has received from the Company a written notice of the filing of the Plan of Merger with the Registrar of Companies of the Cayman Islands by the Company. The provisions of Sections 238(6) to 238(16) of the Cayman Islands Companies Act will apply to the treatment of each Dissenting Share in relation to which a valid Dissent Notice has been served.
All Shares held by Dissenting Shareholders who have failed to exercise or perfect its Dissenters’ Rights pursuant to Section 238 of the Cayman Islands Companies Act or if any shareholder who has taken any step to exercise its Dissenters’ Rights pursuant to Section 238 of the Cayman Islands Companies Act (e.g., the giving of a written objection pursuant to Section 238(2) of the Cayman Islands Companies Act) subsequently withdraws or loses its Dissenters’ Rights pursuant to the Cayman Islands Companies Act (whether due to its failure to comply with any procedural requirements of Section 238 of the Cayman Islands Companies Act or otherwise) with respect to any Dissenting Shares, such Dissenting Shares will thereupon not be Dissenting Shares and will be cancelled and cease to exist as of the Effective Time, and will be converted at the later of (i) the Effective Time, and (ii) the occurrence of such event, into the right to receive the Per Share Merger Consideration, without any interest thereon.
Representations and Warranties
The Merger Agreement contains representations and warranties made by the Company to Merger Sub and Parent and representations and warranties made by Merger Sub and Parent to the Company as of specific dates. The statements embodied in those representations and warranties were made for purposes of the Merger Agreement and are subject to important qualifications and limitations agreed to by the parties in connection with negotiating the terms of the Merger Agreement. In addition, some of those representations and warranties may be subject to a contractual standard of materiality different from that generally applicable to Unaffiliated Security Holders, and may have been made for the principal purposes of establishing the circumstances in which a party to the Merger Agreement may have the right not to close the Merger if the representations and warranties of the other parties prove to be untrue due to a change in circumstance or otherwise and allocating risks between the parties to the Merger Agreement rather than establishing matters as facts. Moreover, the representations and warranties made by the Company were qualified by reference to

(a) the public disclosure and filings made by each of the Company and Fang Holdings with the SEC since January 1, 2020 and prior to the date of the Merger Agreement, other than in “risk factors” or any language in such filings to the extent they are cautionary, predictive or forward-looking in nature, and (b) any information of which Parent, Merger Sub, Fang Holdings or any of Fang Holdings’ respective affiliates or Representatives (as defined below) has knowledge, or should have knowledge after due inquiry, prior to the date of the Merger Agreement. “Representatives” means, with respect to any person, such person’s directors, officers, other employees, agents, attorneys, accountants, financial and legal advisors, consultants, financing sources and other representatives, and the respective Representatives of the foregoing.
Many of the representations and warranties in the Merger Agreement made by the Company are qualified as to “materiality” or “Company Material Adverse Effect.” For purposes of the Merger Agreement, a “Company Material Adverse Effect” means any effect, event, fact, development, circumstance, condition or change (“Effect”) that, individually or in the aggregate with all other Effects, (a) has had, or would reasonably be expected to have, a material adverse effect on the business, financial condition, assets, liabilities, or results of operations of the Company and its subsidiaries (including any subsidiary formed or acquired after the date of the Merger Agreement) (the “Group Companies”) taken as a whole, or (b) prevents or materially delays or would reasonably be expected to prevent or materially delay the consummation by the Company of the Merger; provided, however, that in no event will any Effects arising out of, relating to or resulting from any of the following, either alone or in combination, constitute, or be taken into account in determining whether there has been or would be, a Company Material Adverse Effect described in clause (a) above: (i) changes in general business, economic or political conditions or changes in financial, credit or securities markets in general; (ii) changes in generally accepted accounting principles in the United States (“GAAP”) or regulatory accounting requirements (or any interpretation or enforcement thereof) after the date of the Merger Agreement; (iii) changes in applicable laws (or any interpretation or enforcement thereof) that are applicable to the Company or any of the other Group Companies; (iv) the public announcement or disclosure of or performance of the Merger Agreement or the transactions contemplated by the Merger Agreement and the Plan of Merger, including the Merger (collectively, the “Transactions”), the pendency or consummation of the Transactions, or the identity of the parties to the Merger Agreement, including the initiation of shareholder litigation or other legal proceeding related to the Merger Agreement or the Transactions, or any impact thereof on relationships, contractual or otherwise, with customers, employees, suppliers, distributors, contractors, lenders, investors, partners or similar parties with whom the Company or any of the other Group Companies has any relationship (in each case, resulting from the consummation of the Transactions, or the public announcement or disclosure of the Merger Agreement or the Transactions, or the identity of the parties to the Merger Agreement); (v) geopolitical conditions, acts of God, natural or man-made disasters, epidemics, pandemic (including COVID-19) or other public health crises, declared or undeclared acts of war, acts of sabotage or terrorism, outbreak or escalation of hostilities or other comparable events or outbreaks; (vi) changes in the market price or trading volume of the Shares (it being understood that the facts or occurrences giving rise to or contributing to such changes in the clause (vi) may be taken into account in determining whether a Company Material Adverse Effect has occurred); (vii) actions or omissions of any of the Group Companies taken that are required by the Merger Agreement or with the written consent or at the written request of Parent, Merger Sub or any of their affiliates or Representatives; (viii) changes, effects or circumstances affecting the industries or markets in which the Group Companies operate; (ix) the failure by the Company to meet any internal or industry estimates, expectations, forecasts, guidance, milestones, projections or budgets or internal or published projections of revenue, earnings, cash flow or cash position for any period (it being understood that the facts or occurrences giving rise to or contributing to such failure may be taken into account in determining whether a Company Material Adverse Effect has occurred); (x) any change or prospective change in the Company’s credit ratings (it being understood that the facts or occurrences giving rise to or contributing to such changes in the clause (x) may be taken into account in determining whether a Company Material Adverse Effect has occurred); or (xi) any breach of the Merger Agreement, the Limited Guarantee (as defined below), the Equity Commitment Letter (as defined below), and the Support Agreement (collectively, the “Transaction Agreements”) by Parent, Merger Sub or any other party thereunder (other than the Company), or any action taken by any Group Companies at the direction or consent of Parent, Merger Sub, the Rollover Shareholders, Fang Holdings, or any of their affiliates or Representatives; provided, that the Effects set forth in clauses (i) and (viii) may be taken into account in determining whether a Company Material Adverse Effect has occurred if only to the extent such Effects, individually or in the aggregate, have a materially disproportionate impact on the Group Companies, taken as a whole, relative to other participants in the industries in which the Company and any of the Group Companies operate (in which case solely the incremental disproportionate effect may be taken into account in determining whether there has been, or would reasonably expected to be, a Company Material Adverse Effect).
The representations and warranties made by the Company to Merger Sub and Parent include representations and warranties relating to, among other matters:
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due organization, valid existence and good standing of the Company and its subsidiaries, and authority of the Company and its subsidiaries to carry on their respective businesses;

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no violation in any material respect of the memorandum and articles of association or equivalent organizational documents of the Company and its subsidiaries;

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capitalization of the Company, including with respect to the number and type of Shares, and grant of the Company Options and the Company Restricted Shares in material compliance with the terms and conditions of the Share Incentive Plan, the Exchange Act, and the rules and regulations of the NASDAQ Capital Market (“NASDAQ”) and all other applicable laws;

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the Company’s corporate power and authority to execute, deliver, and perform its obligations under the Merger Agreement and to consummate the Transactions, and the enforceability of the Merger Agreement against the Company;

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the authorization and approval of the Merger Agreement and the consummation of the Transactions by the Board (including the recommendation of the Special Committee, the “Company Recommendation”);

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the receipt by the Special Committee of a fairness opinion from Roth Capital Partners, LLC (“Roth Capital”);

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the subsidiaries of the Company and the equity interests in the Company’s subsidiaries held by the Company or any other subsidiary of the Company;

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governmental consents and approvals in connection with the Transactions;

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the absence of certain violations, breaches or defaults under certain contracts, organizational documents and law, in each case arising out of the execution and delivery of the Merger Agreement and consummation of the Transactions;

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the Company’s SEC filings since January 1, 2020 and the financial statements included in such SEC filings;

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the Company’s audited and unaudited financial statements filed with or furnished to the SEC since January 1, 2020 having been prepared in accordance with GAAP and having presented fairly, in all material respects, the consolidated financial position, results of operations, shareholders’ equity, and cash flows of the Company as of and for the periods presented;

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compliance with the applicable rules and regulations of NASDAQ and the applicable provisions of the Sarbanes-Oxley Act of 2002;

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the Company’s internal control over financial reporting and disclosure controls and procedures;

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the accuracy of the information supplied by the Company for inclusion in the Company’s Schedule 13E-3 to be filed with the SEC;

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the absence of certain undisclosed liabilities;

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conduct by the Company and its subsidiaries of their businesses in the ordinary course and consistent with past practice and the absence of any Company Material Adverse Effect since January 1, 2022;

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the absence of legal proceedings and governmental orders against the Company or its subsidiaries or their respective assets;

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compliance with applicable laws since January 1, 2020, and the possession of and compliance with permits applicable to the Company and its subsidiaries;

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tax matters;

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material contracts and the absence of breach or violation of, or default under, any material contract;

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intellectual property;

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real property;

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the absence of any broker’s or finder’s fees, other than to Roth Capital as the Company’s financial advisor;

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the inapplicability of certain anti-takeover laws to the Merger Agreement, the Merger and the Transactions;

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insurance matters;

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employee matters and compliance with labor and employment laws;

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environmental matters;

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variable interest entities; and

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acknowledgement by Parent and Merger Sub as to the absence of any other representations and warranties by the Company to Parent and Merger Sub, other than the representations and warranties made by the Company in the Merger Agreement.

The representations and warranties made by Merger Sub and Parent to the Company include representations and warranties relating to, among other matters:
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their due organization, existence and good standing;

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the due execution and delivery by Parent and Merger Sub of the Merger Agreement and the enforceability of the Merger Agreement against them;

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the capitalization of Parent and Merger Sub and Parent’s ownership of Merger Sub;

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there being no required consents and approvals relating to Merger Sub’s or Parent’s execution and delivery of, or performance of their obligations under, the Merger Agreement and the Plan of Merger, other than certain enumerated consents and filings;

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the accuracy of the information supplied by or on behalf of Parent, Merger Sub, the Rollover Shareholders, Fang Holdings, or their respective affiliates or Representatives for inclusion in the Company’s Schedule 13E-3 to be filed with the SEC;

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the absence of any broker’s or finder’s fees based on arrangements made by or on behalf of Parent, Merger Sub or any of their respective subsidiaries or affiliates;

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the ownership of Shares by Parent, Merger Sub, the Rollover Shareholders and Fang Holdings;

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the absence of certain undisclosed agreements (a) relating to the Transactions, (b) pursuant to which any shareholder of the Company would be entitled to receive consideration of a different amount or nature than the Per Share Merger Consideration or Per ADS Merger Consideration, or (c) pursuant to which any shareholder of the Company has agreed to vote to approve the Merger Agreement or the Merger or has agreed to vote against any Superior Proposal (as defined below), or (d) pursuant to which any person has agreed to provide, directly or indirectly, equity capital to Parent, Merger Sub or the Company to finance in whole or in part the Transactions;

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matters relating to the limited guarantee executed by the Guarantor in favor of the Company, dated as of the date of the Merger Agreement, to guarantee the due and punctual performance and discharge of certain payment obligations of Parent under the Merger Agreement (the “Limited Guarantee”);

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the independent investigation of the Company and its subsidiaries by Parent and Merger Sub;

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non-reliance by Parent or Merger Sub on any estimates, projections, forecasts, plans and budget information provided by the Company and its subsidiaries;

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matters relating to the Equity Commitment Letter and Support Agreement and sufficiency of funding;

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the solvency of Parent and Merger Sub after giving effect to all of the Transactions;

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the absence of legal proceedings or governmental orders against Parent or Merger Sub; and

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acknowledgement by the Company as to the absence of any other representations and warranties by Parent or Merger Sub, other than the representations and warranties made by Parent and/or Merger Sub contained in the Merger Agreement.

Conduct of Business Pending the Merger
The Company has agreed that, from the date of the Merger Agreement until the earlier of the closing of the Merger (the “Closing”) and the termination of the Merger Agreement (the “Pre-Closing Period”), except (i) as required by applicable law (including any COVID-19 measures specified in the Merger Agreement), (ii) with the prior written consent of Parent (which consent may not be unreasonably conditioned, withheld or delayed, and for the avoidance of doubt, such consent of Parent may be deemed given if approved by the Sponsor or its affiliates or Representatives, as applicable, in their respective capacity as a director or officer of the Company or otherwise), (iii) as otherwise permitted or contemplated by the Transaction Agreements, (a) the businesses of the Group Companies will be conducted in the ordinary course of business consistent with past practice; and (b) among others, the Company will use its commercially reasonable efforts to preserve substantially intact the Group Companies’ business organization.
During the Pre-Closing Period, except (A) as required by applicable law, (B) with the prior consent of Parent (which consent may not be unreasonably conditioned, withheld or delayed, and for the avoidance of doubt, such consent may be deemed given if approved by the Sponsor or its affiliates or Representatives, as applicable, in their respective capacity as a director or officer of the Company or otherwise), or (C) as otherwise permitted or contemplated by the Transaction Agreements, the Company will not, and will not permit any of its subsidiaries to:
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amend or otherwise change its organizational documents or governing instruments;

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issue, sell, pledge, grant, transfer, encumber or otherwise dispose of any shares of capital stock or other equity interests of the Company or any of its subsidiaries, or securities convertible into or exchangeable or exercisable for, or options, warrants, calls, commitments or rights of any kind to acquire, any shares of capital stock or other equity interests of the Company or any of its subsidiaries (other than by a direct or indirect wholly owned subsidiary of the Company to the Company or another direct or indirect wholly owned subsidiary of the Company);

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reclassify, combine, split, subdivide or redeem, or purchase or otherwise acquire, directly or indirectly, any of its share capital, convertible securities or other rights exchangeable into or convertible or exercisable for any of its shares, or any other equity or equity-linked securities (other than the purchase of Shares to satisfy obligations under the Share Incentive Plan, including the withholding of Shares in connection with the exercise of Company Options or Company Restricted Shares in accordance with the terms and conditions of their respective terms);

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declare, set aside or pay any dividend or other distribution payable in cash, stock or property (or any combination thereof) with respect to its capital stock or other equity interests (except dividends or other distributions paid by any direct or indirect wholly owned subsidiary of the Company to the Company or to any other direct or indirect wholly owned subsidiary of the Company);

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adopt a plan of complete or partial liquidation, dissolution, restructuring, recapitalization, merger (other than the Merger), consolidation or other reorganization (other than reorganizations involving only wholly owned subsidiaries of the Company which would not result in a material increase in the tax liability of any of the Company or its subsidiaries);

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acquire, sell, lease, license or subject to any lien or otherwise dispose of stock or assets or otherwise, any assets, securities or properties, with a value or purchase price in excess of US$10,000,000 in any single transaction or related series of transactions, subject to certain exceptions;

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incur, issue or assume any indebtedness or guarantee or otherwise become liable for any indebtedness (including increasing the indebtedness under contracts in existence as of the date of the Merger Agreement) with an amount in excess of US$30,000,000 in a single transaction or series of related transactions, subject to certain exceptions;

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incur or commit to incur any single capital expenditure that is not budgeted in the Company’s current plan approved by the Board as of the date of the Merger Agreement which is in excess of US$10,000,000 or capital expenditures which are, in the aggregate, in excess of US$10,000,000 for the Company and its subsidiaries taken as a whole;

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enter into, or propose to enter into, any transaction involving any earn-out or similar payment payable by any Group Company, to any third party, other than payments in connection with purchases of vehicles, plant, equipment, supplies or computers in the ordinary course of business;

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(A) make any material change in any method of tax accounting or make or change any material tax election; (B) file any material amended tax return, settle or compromise any material tax liability except as required by applicable law; or (C) enter into any material closing agreement with respect to any material tax or surrender any right to claim a material tax refund;

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effect or become a party to any merger, consolidation, plan of arrangement, share exchange, business combination, amalgamation, recapitalization, reclassification of shares, stock split, reverse stock split, issuance of bonus shares, division or subdivision of shares, consolidation of shares or similar transaction;

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settle any legal proceeding before a governmental entity involving the payment of monetary damages in excess of US$10,000,000, subject to certain exceptions;

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fail to use reasonable best efforts to make in a timely manner the required filings or registrations with the SEC under the Securities Act of 1933 or the Exchange Act; and

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agree, authorize or enter into any contract to do any of the foregoing.

No Solicitation
Subject to certain exceptions, during the Pre-Closing Period, the Company will not, and will not authorize or permit any of its Representatives, any of the Company’s subsidiaries or any of their respective Representatives to, directly or indirectly (i) solicit, initiate or knowingly encourage any Competing Proposal (as defined below) or any inquiries or the making of any proposal or offer that could reasonably be expected to lead to a Competing Proposal; (ii) enter into, continue or otherwise engage in discussions or negotiations with any person or furnish to any person (or any representative thereof) any non-public information with respect to the Company or any of its subsidiaries, or knowingly cooperate with any person (or any representative thereof), in each case, with the intent to induce the making of, a Competing Proposal or any proposal or offer that could reasonably be expected to lead to a Competing Proposal; (iii) approve, endorse, recommend or enter into any written agreement in principle, letter of intent, merger agreement, acquisition agreement or other similar written agreement or any contract relating to any Competing Transaction (as defined below) (other than an acceptable confidentiality agreement entered into in accordance with the Merger Agreement); (iv) grant any waiver, amendment or release under any standstill, confidentiality or similar agreement to which the Company is a party and the Company will promptly take all actions necessary to terminate or cause to be terminated any such waiver previously granted with respect to any provision of any such standstill, confidentiality or similar agreement and to enforce such standstill, confidentiality or similar agreement; or (v) authorize or direct any of the Representatives of the Company or any of its subsidiaries to take any action or resolve to propose, agree or publicly announce an intention to do any of the foregoing.
At any time on or after the date of the Merger Agreement and prior to the Closing, following the receipt of a bona fide proposal or offer regarding a Competing Transaction (as defined below) that was not obtained in violation of the Merger Agreement, (i) the Company, the Special Committee and their respective representatives may communicate with the person or group of persons who has made such proposal or offer to clarify and understand the terms and conditions thereof, and notify such persons of the no-solicitation restrictions of the Company under the Merger Agreement; (ii) the Company and its Representatives may furnish nonpublic information in response to the request of the person or group of persons who has made such proposal or offer, if (x) prior to furnishing nonpublic information the Company receives from such person or group of persons an executed acceptable confidentiality agreement, and (y) concurrently with furnishing any such nonpublic information to such person or group of persons, the Company furnishes such nonpublic information to Parent (if not previously furnished by the Company to Parent); and (iii) the

Company, the Special Committee and their respective Representatives may engage or participate in any discussions or negotiations with the person or group of persons who has made such proposal or offer, provided that prior to furnishing any nonpublic information or engaging in any such discussions or negotiations, the Special Committee shall (A) have determined in good faith, after consultation with its outside legal counsel, that such proposal or offer constitutes a Superior Proposal or could reasonably be expected to result in a Superior Proposal; and (B) provide Parent written notice of the receipt by the Company of any Competing Proposal or any inquiry, offer or proposal that could reasonably be expected to lead to a Competing Proposal (including the identity of the person or group of persons making or submitting such Competing Proposal, and details of the material terms and conditions thereof) prior to or concurrently with taking any such action.
The Company will keep Parent promptly and reasonably informed with respect to (i) any inquiry or indication of interest that could lead to a Competing Proposal, (ii) the status of any such Competing Proposal and (iii) the status, any material developments and the terms of any material modification thereto. The Company will not enter into any agreement with any person after the date of the Merger Agreement that prohibits the Company from providing any information or materials to Parent in accordance with the foregoing. The Company has agreed to cease and cause to be terminated any discussions existing as of the date of the Merger Agreement with any person or group of persons that relate to or for the purpose of knowingly encouraging or facilitating any Competing Proposal.
During the Pre-Closing Period, neither the Company nor the Board nor any committee thereof may (i) withhold, withdraw, amend, qualify or modify, in a manner adverse to Parent or Merger Sub, the Company Recommendation, (ii) adopt, approve or recommend any Competing Transaction, (iii) fail to recommend against any Competing Transaction subject to Regulation 14D under the Exchange Act in any solicitation or recommendation statement on Schedule 14D-9 within 10 business days after the commencement of such Competing Transaction, or (iv) resolve or agree to take any of the foregoing actions (any of the actions or events described in clauses “(i)” through “(iv)”, being referred to as a “Change in Company Recommendation”).
Prior to the Closing, if in response to the receipt by the Company of a Competing Proposal, the Board or the Special Committee determines in good faith, upon the direction of the Special Committee following consultation with its financial advisor and outside legal counsel, that such offer or proposal constitutes a Superior Proposal and that the failure to take such action could reasonably be expected to be inconsistent with its fiduciary duties under applicable laws, the Board or the Special Committee, as the case may be, may make a Change in Company Recommendation in respect of such Superior Proposal, and cause the Company to terminate the Merger Agreement; however, they may only do so if:
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the Board or the Special Committee has first notified Parent in writing of its intent to take such action, which notice shall contain the identity of the person making the Superior Proposal, specify the material terms of the Superior Proposal, contain a copy of the material documents and/or agreements providing for the Superior Proposal and indicate that the Board or the Special Committee intends to effect a Change in Company Recommendation and terminate the Merger Agreement;

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if requested by Parent in writing, the Company will, and will cause its Representatives to, for a period of at least five business days following receipt by Parent of such notice and prior to making any such Change in Company Recommendation and terminating the Merger Agreement, negotiate with Parent and any Representative of Parent in good faith (to the extent Parent desires to negotiate) to permit Parent to propose amendments to the terms and conditions of the Merger Agreement and the Transactions;

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following such five-business-day period, and taking into account any proposed amendments from Parent received during such period, the Board or the Special Committee should have considered in good faith such proposed amendments, if any, and should, prior to making any such Change in Company Recommendation and terminating the Merger Agreement, have determined, in respect of such Superior Proposal, that the Superior Proposal would continue to constitute a Superior Proposal if the revisions proposed in such proposed amendments from Parent, if any, were to be given effect;

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such Superior Proposal did not result from a material breach of the Company’s non-solicitation restrictions under the Merger Agreement; and

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in the event that the Board or the Special Committee causes the Company to so terminate the Merger Agreement, the Board or the Special Committee shall cause the Company to pay to Parent the applicable termination fee payable in connection therewith under the Merger Agreement.

Each successive material modification to the financial terms of any such Competing Proposal shall be deemed to constitute a new Competing Proposal for purposes of the requirements above, except that, in such cases, the five-business-day period described above shall instead become a minimum period of at least three business days.
For purposes of the Merger Agreement, a “Competing Proposal” means any bona fide written offer, proposal, inquiry, or indication of interest (other than an offer, proposal, inquiry, or indication of interest by Parent) constituting or may reasonably be expected to lead to any Competing Transaction.
For purposes of the Merger Agreement, a “Competing Transaction” means, other than the Transactions, any transaction or series of transactions for or relating to (i) any merger, reorganization, consolidation, share exchange, business combination, scheme of arrangement, amalgamation, recapitalization, extra-ordinary dividend, share repurchase, liquidation, dissolution or other similar transaction involving the Company or any of its subsidiaries whose assets, individually or in the aggregate, constitute 20% or more of the consolidated assets of the Company or to which 20% or more of the total revenue, operating income or EBITDA of the Company are attributable; (ii) any sale, lease, exchange, transfer or other disposition of assets or businesses of the Group Companies that constitute or represent 20% or more of the total revenue, operating income, EBITDA or assets of the Group Companies, taken as a whole; (iii) any sale, exchange, transfer or other disposition of 20% or more of any class of equity securities of the Company; (iv) any general offer, tender offer or exchange offer that, if consummated, would result in any person beneficially owning 20% or more of any class of equity securities of the Company; or (v) any combination of the foregoing. For purposes of this definition, revenue, operating income and EBITDA of the Company shall be determined on a consolidated basis for the prior 12-month period preceding the date of determination and shall be determined in accordance with GAAP (or, in the case of EBITDA, in a manner consistent with the Company’s past accounting practices and, with respect to the components of EBITDA that are customarily GAAP items, in any case in accordance with GAAP).
For purposes of the Merger Agreement, a “Superior Proposal” means a written, bona fide offer or proposal with respect to a Competing Transaction (provided, that for purposes of the definition of “Superior Proposal,” each reference to “20%” in the definition of “Competing Transaction” shall be replaced with “50%”) made by a third party that the Board determines, in good faith judgment acting at the direction of the Special Committee after (i) consultation with its financial advisor and outside legal counsel, (ii) taking into account all terms and conditions of such proposal, including the likelihood and timing of consummation thereof, and (iii) taking into account any changes to the Merger Agreement proposed by Parent in connection with the exercise of its rights in response to such Superior Proposal, to be more favorable to the shareholders of the Company (other than the holders of the Excluded Shares) than the Merger, provided, however, that any such offer shall not be deemed to be a “Superior Proposal” if (i) any financing required to consummate the transaction contemplated by such offer is not fully committed to such third party, or (ii) the consummation of the transaction contemplated by such offer or proposal is conditional upon the obtaining and/or funding of such financing.
Directors’ and Officers’ Indemnification and Insurance
From and after the Effective Time for a period of six years, the Surviving Company will, and Parent will cause the Surviving Company to, indemnify and hold harmless, and provide advancement of expenses to, the present and former officers and directors of the Group Companies and any person who becomes a director or officer thereof prior to the Effective Time against any and all cost or expenses (including reasonable attorneys’ fees and expenses), and other amounts paid in settlement in connection with any actual or threatened legal proceeding to the fullest extent permitted by applicable law or provided under the memorandum and articles of association, any indemnification agreements and any other governing documents of the Group Companies in effect on the date of the Merger Agreement.
The Surviving Company will honor and fulfill all obligations of the Company under (i) any indemnification, advancement of expenses and exculpation provision set forth in any memorandum and articles of association or comparable organizational documents of the Company or any of its Subsidiaries as in effect on the date of the Merger Agreement and (ii) all indemnification agreements between the Company and any of its respective current or former directors and officers and any person who becomes a director or officer of the Company prior to the Effective Time.
From and after the Effective Time for a period of six years, the Surviving Company will maintain in effect all provisions in the Surviving Company’s memorandum and articles of association and in the governing documents of the Company’s subsidiaries regarding (i) elimination of liability of directors, (ii) indemnification of officers, directors and employees and (iii) advancement of expenses, in each case, that are no less advantageous to the intended beneficiaries than the corresponding provisions in existence on the date of the Merger Agreement.
Certain Additional Covenants
The Merger Agreement also contains covenants of the Company, on the one hand, and Merger Sub and Parent, on the other hand, relating to, among other matters:
•
the filing of this Transaction Statement with the SEC and cooperation in response to any comments from the SEC with respect to this Transaction Statement;

•
reasonable access by Parent and its authorized Representatives to the Company’s contracts, books, records, management, offices and other facilities and properties;

•
consultation with respect to press releases relating to the Merger Agreement and the Transactions;

•
use of reasonable best efforts to consummate the transactions contemplated by the Support Agreement immediately prior to the Closing;

•
reasonable best efforts of the parties to promptly take, or to cause to be taken, all actions, and to do, or to cause to be done all things necessary, proper or advisable to consummate and make effective the Transactions;

•
dealing with takeover statutes;

•
delisting of ADSs from NASDAQ and the termination of the registration of the Shares and ADSs under the Exchange Act;

•
Parent’s obligation to cause Merger Sub to perform Merger Sub’s obligations under the Merger Agreement;

•
participation in litigation relating to the Merger Agreement and the Transactions;

•
resignation of the directors of the Group Companies designated by Parent;

•
equity financing under the Equity Commitment Letter;

•
no amendments to the Transaction Agreements;

•
actions taken at direction or acquiescence of Parent or Merger Sub; and

•
covenant regarding certain ESOP information.

Conditions to the Merger
The obligations of each party to consummate the Merger are subject to the satisfaction by the Company, Parent and Merger Sub of the following conditions:
•
not less than 20 days (or such later date as may be required to comply with Rule 13e-3 under the Exchange Act and all other applicable laws) having elapsed following the date when this Transaction Statement is first mailed to the Company’s shareholders; and

•
no law, statute, rule or regulation having been enacted or promulgated by any governmental entity of competent jurisdiction (in a jurisdiction material to the business of the Company or Parent) which prohibits, makes illegal the consummation of Transactions or in effect prevents the consummation of the Transactions in any material respect.

The obligations of Parent and Merger Sub to effect the Merger are also subject to the satisfaction or waiver by Parent and Merger Sub of the following conditions:
•
(i) the representations and warranties of the Company relating to corporate organization, capitalization, authorization relative to the Merger Agreement, absence of certain changes, and brokers or finders being true and correct in all respects (except, for de minimis inaccuracies) as of the date of the Merger Agreement and as of the Closing Date, as though made on and as of such date and time (except to the extent expressly made as of an earlier date, in which case as of such earlier date), and (ii) the other representations and warranties of the Company in the merger agreement (disregarding any limitation or qualification of “materiality” or “Company Material Adverse Effect”) being true and correct in all respects as of the date of the Merger Agreement and as of the Closing Date, as though made on and as of such date and time (except to the extent expressly made as of an earlier date, in which case as of such earlier date), except to the extent such failures to be true and correct, individually or in the aggregate, has not had and would not reasonably be expected to have a Company Material Adverse Effect;

•
the Company having performed or complied in all material respects with all covenants, agreements or obligations required to be performed or complied with by it under the Merger Agreement at or prior to the Closing;

•
no Company Material Adverse Effect having occurred and continuing following the date of the Merger Agreement; and

•
the Company having delivered to Parent a certificate, dated as of the Closing Date, signed by an officer of the Company, certifying to the satisfaction of the conditions above.

The obligations of Company to effect the Merger are also subject to the satisfaction or waiver by Company of the following conditions:
•
the representations and warranties of each of Parent and Merger Sub in the Merger Agreement being true and correct as of the Closing Date as though made on the Closing Date (other than those representations and warranties that address matters only as of a particular date or only with respect to a specific period of time which representations and warranties need only be true and correct as of such date or with respect to such period), except where the failure of such representations and warranties of Parent or Merger Sub to be so true and correct (without giving effect to any limitation as to “materiality” or Parent Material Adverse Effect (as defined below)), would not individually or in the aggregate, have a Parent Material Adverse Effect;

•
Parent and Merger Sub having performed or complied with all covenants, in each case in all material respects, required by the Merger Agreement to be performed or complied with by it at or prior to the Closing; and

•
Parent and Merger Sub having delivered to the Company a certificate, dated as of the Closing Date, signed by a director of each of Parent and Merger Sub, as the case maybe, certifying as to the satisfaction of the conditions above.

For purposes of the Merger Agreement, “Parent Material Adverse Effect” means any effect, event, fact, development, circumstance, condition or change that prevents or materially impedes, interferes with, hinders or delays or would reasonably be expected to prevent or materially impede, interfere with, hinder or delay (i) the consummation by Parent and Merger Sub of the Merger or any of the other Transactions or (ii) the compliance by each of Parent and Merger Sub of each of their respective obligations under the Merger Agreement in any material respect.
Termination of the Merger Agreement
The Company (acting at the direction of the Special Committee) and Parent may terminate the Merger Agreement by mutual written agreement at any time prior to the Effective Time.
Either the Company (acting at the direction of the Special Committee) or Parent may terminate the Merger Agreement at any time prior to the Effective Time if:

•
any governmental entity having competent jurisdiction shall have, enacted, issued, promulgated, enforced or entered any law or order which is then in effect or taken any other action, in each case, permanently restraining, enjoining or otherwise prohibiting the consummation of the Merger, and such order or other action shall have become final and non-appealable, except that this termination right is not available to a party whose breach of, or failure to fulfill, any of its obligations under the Merger Agreement has been the cause of, or resulted in, the enactment, issuance, promulgation, enforcement or entry of any such order or other action; or

•
the Merger has not been consummated by the date falling nine months from the date of the Merger Agreement (referred to as the “Termination Date”), except that this termination right is not available to any party whose breach of, or failure to fulfill, any of its obligations under the Merger Agreement has been the cause of, or resulted in, the failure to consummate the Merger by the Termination Date or the applicable condition(s) being satisfied.

The Company (acting at the direction of the Special Committee) may terminate the Merger Agreement at any time prior to the Effective Time if:
•
a breach or failure of any representation, warranty or covenant of Parent or Merger Sub set forth in the Merger Agreement, shall have occurred, which breach or failure has given rise to the failure of a condition to the Company’s obligations to complete the Merger, and such breach or failure would not be capable of being cured prior to the Termination Date, or if capable of being cured, shall not have been cured within 30 business days following receipt of written notice from the Company (or such shorter period of time that remains between the date the Company provides written notice and the Termination Date), except that the Company shall not have this termination right if the Company is then in material breach of the Merger Agreement under circumstances that would cause Parent’s or Merger Sub’s closing conditions not to be satisfied (a “Parent Breach Termination Event”);

•
the Board or the Special Committee shall have determined to make a Change in Company Recommendation in respect of a Superior Proposal and terminate the Merger Agreement and, substantially concurrently with or immediately after the termination, provided, that substantially concurrently with or immediately after the termination of the Merger Agreement by the Company, the Company enters into definitive binding transaction documents with respect to the relevant Superior Proposal and the Company pays to Parent the Company Termination Fee (as defined below) in immediately available funds; provided, further, that the Company will not be entitled to terminate the Merger Agreement unless the Company has complied with the requirements of the Merger Agreement with respect to such Superior Proposal in all material respects (a “Superior Proposal Termination Event”); or

•
all conditions to Parent’s and Merger Sub’s obligations to complete the Merger (except those to be satisfied at the Closing) have been satisfied or waived, the Company has irrevocably confirmed in writing to Parent that the closing conditions specific to the Company have been satisfied (except those to be satisfied at the Closing) or the Company is willing to waive them and is prepared to close, and Parent and Merger Sub fail to consummate the closing within 10 business days following the date the closing should have occurred under the Merger Agreement (a “Parent Failure to Close Termination Event”).

Parent may terminate the Merger Agreement at any time prior to the Effective Time if:
•
a breach or failure of any representation, warranty or covenant of the Company set forth in the Merger Agreement has occurred, which breach or failure has given rise to or would reasonably be expected to give rise to the failure of a condition to Parent’s or Merger Sub’s obligations to complete the Merger, and such breach or failure is not capable of being cured prior to the Termination Date, or if capable of being cured, is not cured within 30 business days following written notice from Parent (or such shorter period of time that remains between the date Parent provides written notice and the Termination Date), except that Parent shall not have this termination right if Parent is in material breach of the merger agreement under circumstances that would cause the Company’s closing conditions not to be satisfied; or

•
the Board or the Special Committee has effected a Change in Company Recommendation (together with the events under the bulleting point immediately above, collectively, the “Parent Termination Events”).

Termination Fees
The Company is required to pay (or cause to be paid) to Parent or one or more of its designees a termination fee of US$1,000,000 (the “Company Termination Fee”) if the Merger Agreement is terminated:
•
by Parent pursuant to any Parent Termination Event;

•
by Company pursuant to a Superior Proposal Termination Event; or

•
by the Company or Parent as a result of failure to consummate the Merger by the Termination Date, if, at the time of such termination, a Competing Proposal has been made known to the Company, or shall have been publicly announced or publicly made known, and not publicly and unconditionally withdrawn prior to the termination of the Merger Agreement, and within 12 months after such termination the Company or any of its subsidiaries enters into a definitive agreement in connection with the same Competing Proposal that was later consummated or consummates a Competing Transaction. For purposes of the termination fees payable by the Company, all references to “20%” in the definition of “Competing Transaction” shall be deemed to be references to 50%.

Parent is required to pay the Company a termination fee of US$2,000,000 (the “Parent Termination Fee”), if the Merger Agreement is terminated by the Company pursuant to a Parent Breach Termination Event or a Parent Failure to Close Termination Event.
All expenses incurred in connection with the Merger Agreement and the Transactions will be paid by the party incurring such expenses, except that, (i) if the Company fails to pay the Company Termination Fee, or Parent fails to pay the Parent Termination Fee, when due and in accordance with the requirements of the Merger Agreement, the Company or Parent, as the case may be, will reimburse the other party for reasonable costs and expenses actually incurred or accrued by the other party (including fees and expenses of counsel) in connection with the related collection and enforcement, together with interest on such unpaid Company Termination Fee or Parent Termination Fee.
Amendment
The Merger Agreement may be amended, modified and supplemented, by written agreement of the Company, Merger Sub and Parent by action taken by or on behalf of their respective boards of directors (or individuals holding similar positions) with the Company acting solely through the Special Committee.
Remedies and Limitations on Liability
In the event of any breach by the Company, on the one hand, or Parent or Merger Sub, on the other hand, of any of their respective obligations set forth in the Merger Agreement, the Company, on the one hand, or Parent or Merger Sub, on the other hand, subject to the relevant provisions under the merger agreement, will be entitled to specific performance of the terms of the Merger Agreement, including an injunction or injunctions to prevent breaches of the Merger Agreement by any party. Once the Company or Parent (as applicable) has paid, as a remedy, its applicable termination fee, plus reimbursement of collection costs and interest thereon if not paid when due (if applicable), the other party shall no longer be entitled to any other remedies (specific performance or otherwise).
Other than rights of specific performance that Parent may be entitled to, in the event that the Company fails to effect the Closing or otherwise breaches the Merger Agreement or fails to perform thereunder, in each case other than as a result of fraud or willful breach of the Company, then Parent’s right to terminate the Merger Agreement and receive the Company Termination Fee and certain reimbursement and interest in connection with collection of the Company Termination Fee will be the sole and exclusive remedy of Parent and Merger Sub for any loss or damage suffered as a result of any such breach or failure to perform or other failure of the Merger to be consummated.
Other than rights of specific performance that the Company may be entitled to, in the event that Parent or Merger Sub fails to effect the Closing or otherwise breaches the Merger Agreement or fails to perform thereunder, in each case other than as a result of fraud or willful breach of Parent or Merger Sub, then the Company’s right to terminate the Merger Agreement and receive the Parent Termination Fee and certain reimbursement and interest in connection with collection of the Parent Termination Fee will be the sole and exclusive remedies of the Company and any of its subsidiaries for any loss or damage suffered as a result of any such breach or failure to perform or other failure of the Merger to be consummated.
Equity Commitment Letter
Pursuant to the equity commitment letter entered into by Parent and Sponsor dated December 22, 2022 (the “Equity Commitment Letter”), attached hereto as Exhibit (d)(4), Fang Holdings has committed, on the terms and subject to the conditions set forth therein and in the Merger Agreement, to purchase prior to or at the Closing, equity interests of Parent for an amount of US$14,831,699 in immediately available funds, which will be used to fund the aggregate Merger Consideration and all other amounts payable by Parent and Merger Sub at the Closing to consummate the Merger pursuant to and in accordance with the Merger Agreement, in addition to other transaction costs and payment obligations of Parent and Merger Sub in connection with the transactions contemplated in the Merger Agreement, including the Merger. Fang Holdings’ commitment and obligation to make the above contribution under the Equity Commitment Letter is conditioned upon (i) the satisfaction or waiver by Parent of the conditions to Parent’s and Merger Sub’s obligations to consummate the Merger under the Merger Agreement (other than any conditions that by their nature are to be satisfied at the closing of the Merger but subject to the prior or substantially concurrent satisfaction of such conditions), (ii) the substantially simultaneous consummation of the Merger and (iii) the substantially simultaneous consummation of the rollover contribution of the Rollover Shares pursuant to the Support Agreement.
The obligation of Fang Holdings to fund its equity commitment under the Equity Commitment Letter will terminate automatically upon the earlier to occur of (i) consummation of the Merger and the payment by Parent and Merger Sub of all amounts required to be made by them under the Merger Agreement, or (ii) the valid termination of the Merger Agreement in accordance with its terms, except that if any claim or proceeding has been commenced by the Company to seek specific performance of the obligations of Parent and Merger Sub to effect the consummation of the Merger pursuant to the Merger Agreement, then Fang Holdings’ obligation to fund shall survive until the earlier of (i) a final, non-appealable judgment from a court of competent jurisdiction in respect of such claim or proceeding, and (ii) the consummation of the Merger and the payment by Parent and Merger Sub of all amounts required to be made by them under the Merger Agreement.
The Company is an express third-party beneficiary of the Equity Commitment Letter, pursuant to the terms and subject to the conditions in the Merger Agreement, to cause Fang Holdings to perform its funding obligations under the Equity Commitment Letter.
Limited Guarantee
Concurrently with the execution of the Merger Agreement, Fang Holdings entered into the Limited Guarantee, dated December 22, 2022, attached hereto as Exhibit (d)(3), under which Fang Holdings has guaranteed in favor of the Company 100% of Parent’s obligation to pay (i) the termination fee payable by Parent, if and when required under the Merger Agreement, and (ii) the reimbursement obligations of Parent pursuant to the terms of the Merger Agreement, provided that in no event shall Fang Holdings’ aggregate liability exceed US$2,200,000. The Limited Guarantee will terminate on the earliest of (i) the Effective Time, (ii) the valid termination of the Merger Agreement in accordance with its terms under circumstances in which none of the guaranteed obligations are payable, (iii) all of the guaranteed obligations payable under the Limited Guarantee having been paid in full by Fang Holdings, and (iv) 120 days after any termination of the Merger Agreement in accordance with its terms under circumstances in which Parent and Merger Sub would be obligated to pay the termination fee if the Company has not presented a written claim for payment of any guaranteed obligation Fang Holdings by such day, provided that if the Company has presented such claim to Fang Holdings by such date, the Limited Guarantee shall terminate upon the earlier of (i) the date on which such claim is finally resolved and payment in full of any amounts required to be paid in respect of such final resolution, and (ii) a written agreement terminating the Limited Guarantee (and payment in full of any amounts required to be paid in respect of such resolutions).
Support Agreement
Pursuant to that certain equity contribution agreement (the “Support Agreement”), dated December 22, 2022, attached hereto as Exhibit (d)(2), the Rollover Shareholders have agreed, subject to the terms and conditions of the Support Agreement, to contribute the Rollover Shares to Merger Sub in exchange for newly issued shares of Parent and receive no consideration for the cancellation of the Rollover Shares in accordance with the Merger Agreement.
The Company is an express third-party beneficiary of certain provisions of the Support Agreement, and is entitled to specific performance of certain terms thereof (in addition to any other available remedy at law or in equity). The consummation of the contribution and transfer by the Rollover Shareholders of the Rollover Shares is subject to the satisfaction in full (or waiver) of each of the conditions to the Company’s, Parent’s and Merger Sub’s obligations to consummate the Merger (other than those to be satisfied at the closing of the Merger). Subject to the foregoing, the closing of the contribution will take place prior to the Closing. The Support Agreement will terminate upon the first to occur of (a) the Effective Time; (b) valid termination of the Merger Agreement in accordance with its terms; and (c) the written agreement of such Rollover Shareholder, on one hand, and Parent and Merger Sub, on the other hand, subject to certain exceptions set forth in the Support Agreement.
Interim Investors Agreement
Concurrently with the execution and delivery of the Merger Agreement, the Rollover Shareholders, Parent and Merger Sub entered into the Interim Investors Agreement (the “Interim Investors Agreement”), dated December 22, 2022, which governs the relationship among the parties thereto with respect to the Merger Agreement and matters relating thereto until the termination of the Merger Agreement or consummation of the Merger.
The Interim Investors Agreement provides for, among other things, subject to certain limitations or exceptions therein, (i) the mechanism for making decisions relating to the Merger Agreement and ancillary agreements pending consummation of the Merger, and (ii) the arrangement for the sharing of certain fees and expenses among the Buyer Group.
No Shareholder Vote Required to Authorize the Plan of Merger and the Merger
Merger Sub will hold at least 90% of the total voting power in the Company prior to the Effective Time pursuant to the Support Agreement and accordingly the Merger will be a “short-form” merger between a parent company and one of its subsidiary companies (as those terms are defined in the Cayman Islands Companies Act) in accordance with Part XVI and in particular Section 233(7) of the Cayman Islands Companies Act. A “short-form” merger does not require the vote or approval of shareholders of either the Company or Merger Sub if a copy of the Plan of Merger is given to every registered shareholder of the Company unless such shareholder agrees otherwise. Therefore, the shareholders of the Company will not have the opportunity to vote on the Merger.
Dissenters’ or Appraisal Rights
As the Merger will constitute a “short-form” merger pursuant to section 233(7) of the Cayman Islands Cayman Islands Companies Act, no shareholder vote on the Merger will take place.
On January 28, 2021, the Financial Services Division of the Grand Court of the Cayman Islands (the “Court”) delivered a judgment at first instance (In the matter of Changyou.com Limited (28 January 2021, FSD 120 of 2020 (ASCJ))) in which the Court determined that Dissenters’ Rights are available in a short-form merger notwithstanding the lack of statutory procedure by which such rights might be exercised (the “ASCJ Judgment”). The ASCJ Judgment was confirmed by the Court of Appeal of the Cayman Islands on 16 September 2022 (In the matter of Changyou.com Limited (16 September 2022, CICA (Civil) Appeal No 6 of 2021 (FSD 120 of 2020 (ASCJ)) (together with the ASCJ Judgment, the “Judgment”), whereby the Court of Appeal of the Cayman Islands further determined that Section 238 of the Companies Act must be read as to allow Dissenters’ Rights in a “short-form” merger.
According to the Judgment, in order to give effect to the right for any Dissenting Shareholder to exercise its Dissenters’ Rights and to seek a fair value appraisal for its Dissenting Shares under Section 238(1) of the Cayman Islands Companies Act:

(a)
the Company shall cause a form of final version of the Plan of Merger to be delivered to each registered shareholder of the Company in accordance with Section 233(7) of the Cayman Islands Companies Act;

(b)
a shareholder who wishes to exercise its Dissenters’ Right must, immediately after the date on which the Plan of Merger is given to the shareholder, give to the Company its Written Objection, in accordance with Sections 238(2) and (3) of the Cayman Islands Companies Act;

(c)
within twenty (20) days immediately following the date on which the Plan of Merger is filed with the Registrar of Companies of the Cayman Islands, the Company shall give a Notification of Filing to each shareholder who has made a Written Objection pursuant to sub-paragraph (b) above;

(d)
each such shareholder who elects to dissent may do so by delivering a Dissent Notice to the Company in accordance with Section 238(5) of the Cayman Islands Companies Act, within twenty (20) days immediately following the date on which the Notification of Filing is given;

(e)
the provisions of Sections 238(6) to 238(16) of the Cayman Islands Companies Act shall apply to the treatment of each Dissenting Share in relation to which a valid Dissent Notice has been served.

In line with the procedure set forth in the Judgment, shareholders who elect to exercise Dissenters’ Rights will have the right to receive payment of the fair value of their Shares in accordance with Section 238 of the Cayman Islands Companies Act if the Merger is consummated, but only if they (i) give to the Company, within seven (7) days of the date on which the Plan of Merger is given to such shareholder, a Written Objection in accordance with Sections 238(2) and (3) of the Cayman Islands Companies Act, and (ii) deliver a Dissent Notice to the Company in accordance with Section 238(5) of the Cayman Islands Companies Act within 20 days immediately following the date on which such shareholder has received from the Company a written notice of the filing of the Plan of Merger with the Registrar of Companies of the Cayman Islands by the Company. The fair value of your Shares as determined in accordance with the provisions of Section 238 of the Cayman Islands Companies Act could be more than, the same as, or less than the Merger Consideration you would receive pursuant to the Merger Agreement and Plan of Merger if you do not exercise Dissenters’ Rights with respect to your Shares.
ADS HOLDERS WILL NOT HAVE THE RIGHT TO DISSENT FROM THE MERGER AND RECEIVE PAYMENT OF THE FAIR VALUE OF THE CLASS A ORDINARY SHARES UNDERLYING THEIR ADSS. THE ADS DEPOSITARY WILL NOT EXERCISE OR ATTEMPT TO EXERCISE ANY DISSENTERS’ RIGHTS WITH RESPECT TO ANY OF THE CLASS A ORDINARY SHARES THAT IT HOLDS, EVEN IF AN ADS HOLDER REQUESTS THE ADS DEPOSITARY TO DO SO. ADS HOLDERS WISHING TO EXERCISE DISSENTERS’ RIGHTS MUST SURRENDER THEIR ADSS TO THE ADS DEPOSITARY, PAY THE ADS DEPOSITARY’S FEES REQUIRED FOR THE CANCELATION OF THE ADSS, AND PROVIDE INSTRUCTIONS FOR THE REGISTRATION OF THE CORRESPONDING CLASS A ORDINARY SHARES AND BECOME REGISTERED HOLDERS OF SUCH CLASS A ORDINARY SHARES WITHIN TWENTY DAYS AFTER DELIVERY OF THE PLAN OF MERGER TO THE ADS DEPOSITARY (AS THE REGISTERED HOLDER OF EACH CLASS A ORDINARY SHARE THAT IS REPRESENTED BY ADSS). THEREAFTER, SUCH FORMER ADS HOLDERS MUST COMPLY WITH THE PROCEDURES AND REQUIREMENTS FOR EXERCISING DISSENTERS’ RIGHTS WITH RESPECT TO THE CLASS A ORDINARY SHARES AS SET OUT IN THE MERGER AGREEMENT AND PLAN OF MERGER AND OTHERWISE UNDER SECTION 238 OF THE CAYMAN ISLANDS COMPANIES ACT. IF THE MERGER IS NOT CONSUMMATED, THE COMPANY WILL CONTINUE TO BE A PUBLIC COMPANY IN THE UNITED STATES AND ADSS WILL CONTINUE TO BE LISTED ON THE NASDAQ. THE SHARES ARE NOT LISTED AND CANNOT BE TRADED ON ANY STOCK EXCHANGE OTHER THAN THE NASDAQ, AND IN SUCH CASE ONLY IN THE FORM OF ADSS. AS A RESULT, IF A FORMER ADS HOLDER HAS CONVERTED HIS, HER OR ITS ADSS TO SHARES IN ORDER TO EXERCISE DISSENTERS’ RIGHTS AND THE MERGER IS NOT CONSUMMATED AND SUCH FORMER ADS HOLDER WISHES TO BE ABLE TO SELL HIS, HER OR ITS SHARES ON A STOCK EXCHANGE, SUCH FORMER ADS HOLDER WILL NEED TO DEPOSIT HIS, HER OR ITS SHARES INTO THE COMPANY’S ADS PROGRAM FOR THE ISSUANCE OF THE CORRESPONDING NUMBER OF

ADSS, SUBJECT TO THE TERMS AND CONDITIONS OF APPLICABLE LAW AND THE DEPOSIT AGREEMENT, INCLUDING, AMONG OTHER THINGS, PAYMENT OF RELEVANT FEES OF THE ADS DEPOSITARY FOR THE ISSUANCE OF ADSS, APPLICABLE SHARE TRANSFER TAXES (IF ANY), AND RELATED CHARGES PURSUANT TO THE DEPOSIT AGREEMENT. FOR THE AVOIDANCE OF DOUBT, THE COMPANY WILL IN ALL CASES CONSIDER THE DATE ON WHICH THE PLAN OF MERGER IS DELIVERED TO THE ADS DEPOSITARY (AS THE REGISTERED HOLDER OF EACH CLASS A ORDINARY SHARE THAT IS REPRESENTED BY ADSS) TO BE THE FIRST DAY OF THE DISSENT PERIOD WITH REGARD TO ALL CLASS A ORDINARY SHARES REPRESENTED BY ADSS. ACCORDINGLY, TO THE EXTENT THAT ANY ADS HOLDER ELECTS TO SURRENDER ITS ADSS TO THE ADS DEPOSITARY SUBSEQUENT TO SUCH PLAN OF MERGER DELIVERY DATE, THE FIRST DAY OF THE DISSENT PERIOD WITH RESPECT TO SUCH CLASS A ORDINARY SHARES SHALL REMAIN THE DATE ON WHICH THE PLAN OF MERGER WAS DELIVERED TO THE ADS DEPOSITARY (AND, FOR SUCH PURPOSES, THE ACTUAL DATE ON WHICH SUCH ADS HOLDER BECOMES THE REGISTERED HOLDER OF THE RELEVANT CLASS A ORDINARY SHARES SHALL BE DISREGARDED).
A copy of Section 238 of the Cayman Islands Companies Act is attached to this Transaction Statement as Exhibit (f)(2) for the information of Unaffiliated Security Holders. Unaffiliated Security Holders are urged to seek their own advice on Part XVI of the Cayman Islands Companies Act from a licensed Cayman Islands law firm.
Purposes and Effects of the Merger
The purpose of the Merger is to enable Parent to acquire direct ownership of all of the outstanding equity capital in the Company which Parent does not beneficially own following completion of the transactions contemplated under the Support Agreement, and to cause the holders of Shares (other than the Excluded Shares and the Dissenting Shares) and ADSs (other than ADSs representing the Excluded Shares) to be cashed out and obtain immediate liquidity. Parent will enjoy any future earnings and growth of the Company and bear the burden of any future losses of the Company. See “Special Factors — Reasons for the Merger and Position of the Special Committee and the Board,” “Special Factors — Buyer Group’s Purposes and Reasons for the Merger,” and “Item 6 — Purposes of the Transaction and Plans or Proposals” for additional information.
ADSs are currently listed on the Nasdaq Capital Market (“NASDAQ”) under the symbol “CIH.” Following the Effective Time, the Company will cease to be a publicly traded company and will instead be directly wholly owned by Parent. Following the completion of the Merger, the ADS program will terminate and ADSs will be de-listed from NASDAQ. In addition, registration of ADSs and the underlying Shares under the Exchange Act will be terminated 90 days after the filing of Form 15 by the Company in connection with the completion of the Merger or such shorter period as may be determined by the SEC. Accordingly, the Company will no longer be required to file periodic reports with the SEC. See “Special Factors — Effects of the Merger on the Company” for additional information.
Plans for the Company After the Merger
Following the completion of the Merger, Parent will own 100% of the equity interests in the Surviving Company. The Buyer Group anticipates that the Surviving Company will continue to conduct its operations substantially as they are currently being conducted, except that it will cease to be a publicly traded company and will instead be beneficially owned by the Sponsor and the Rollover Shareholders, through Parent.
Following the completion of the Merger and the anticipated deregistration of the Shares and ADSs, the Surviving Company will no longer be subject to the Exchange Act or the compliance and reporting requirements of NASDAQ, the related direct and indirect costs and expenses and may experience positive effects on profitability as a result of elimination of such costs and expenses.
Recommendation of the Special Committee to the Board
The Special Committee, after evaluating the proposed terms of the Merger and the related transactions with the assistance of independent financial and legal advisors, unanimously determined that the Merger

Agreement and the Plan of Merger are fair to and in the best interests of the Company and Unaffiliated Security Holders, and unanimously determined that it is advisable for the Company to enter into the Merger Agreement and the Plan of Merger and consummate the transactions contemplated thereby and recommended that the Board authorize and approve the Merger Agreement and the Plan of Merger, the execution and delivery of which will be conclusive evidence of such approval, and the consummation of the transactions contemplated thereby, including the Merger. The Board (other than Mr. Robert Ciemniak who abstained from voting), acting on the unanimous recommendation of the Special Committee, determined that Merger Agreement and the Plan of Merger are fair to and in the best interests of the Company and Unaffiliated Security Holders and authorized and directed the execution, delivery, and performance of the Merger Agreement and the Plan of Merger and the consummation of the transactions contemplated thereby, including the Merger.
For a detailed discussion of the material factors considered (a) by the Special Committee in determining that the Merger Agreement and the Plan of Merger are fair to and in the best interests of the Company and Unaffiliated Security Holders and in recommending that the Board authorize and approve the Merger Agreement, the Plan of Merger, and the consummation of the transactions contemplated thereby, including the Merger and (b) by the Board (other than Mr. Robert Ciemniak who abstained from voting) in determining on behalf of the Company that the Merger Agreement and the Plan of Merger are fair to and in the best interests of the Company and Unaffiliated Security Holders and in authorizing and directing the execution, delivery, and performance of the Merger Agreement and the Plan of Merger and the consummation of the transactions contemplated thereby, including the Merger, please see “Special Factors — Reasons for the Merger and Position of the Special Committee and the Board” and “Special Factors — Primary Benefits and Detriments of the Merger.”
Position of the Buyer Group as to Fairness
Each member of the Buyer Group believes that the Merger is substantively and procedurally fair to Unaffiliated Security Holders. The belief is based upon the factors discussed under the caption “Special Factors — Position of the Buyer Group as to the Fairness of the Merger.” Members of the Buyer Group are making this statement solely for the purpose of complying with the requirements of Rule 13e-3 and related rules under the Exchange Act.
Financing of the Merger
The Company and the Buyer Group estimate that the total amount of funds necessary to complete the transactions contemplated by the Merger Agreement, including (i) the cash payment of the Merger Consideration to the holders of the Shares (other than the Excluded Shares and Dissenting Shares) and holders of the ADSs (other than ADSs representing the Excluded Shares), and (ii) payment of fees and expenses in connection with the Merger, is anticipated to be approximately US$16.0 million, assuming no exercise of Dissenters’ Rights by shareholders of the Company. In calculating this amount, the Company and the Buyer Group did not consider the value of the Excluded Shares, which will be cancelled for no consideration pursuant to the Merger Agreement. The Buyer Group expects to provide the cash payment of the Merger Consideration of approximately US$14.8 million as contemplated by the Equity Commitment Letter.
Opinion of the Special Committee’s Financial Advisor
The Special Committee retained Roth Capital to act as its financial advisor in connection with the Merger. On December 22, 2022, Roth Capital orally rendered to the Special Committee its opinion (which was subsequently confirmed in writing by delivery on the same date of Roth Capital’s written opinion addressed to the Special Committee) as to the fairness, from a financial point of view, of the Per Share Merger Consideration to be received by the holders of the Shares (other than the Excluded Shares and Dissenting Shares) and the Per ADS Merger Consideration to be received by the holders of ADSs (other than ADSs representing the Excluded Shares) pursuant to the Merger Agreement and the Plan of Merger, as of the date of such opinion, based upon and subject to the procedures followed, assumptions made, qualifications and limitations on the review undertaken, and other matters considered by Roth Capital in preparing its opinion. See “Special Factors — Opinion of the Special Committee’s Financial Advisor.”

Share Ownership of the Company’s Directors and Executive Officers
The directors and executive officers of the Company beneficially owned an aggregate of 9,850,421 Shares (including Shares represented by ADSs and Shares that the person has the right to acquire within 60 days) as of the date of this Transaction Statement, representing 10.9% of the Company’s total outstanding Shares. See “Special Factors — Interests of Certain Persons in the Merger” and “Security Ownership of Certain Beneficial Owners and Management of the Company.”
Interests of the Company’s Directors and Executive Officers in the Merger
Aside from their interests as the shareholders of the Company, the Company’s directors and executive officers (including Mr. Dai, whose wholly owned company True Knight is also a Rollover Shareholder) have interests in the transactions contemplated in the Merger Agreement, including the Merger, that are different from the interests of Unaffiliated Security Holders. These interests include:
•
the beneficial ownership of equity interests in Parent by Mr. Dai in his capacity as the chairman of the Board;

•
the continuation of Company Options and Company Restricted Shares held by certain directors and executive officers of the Company;

•
continued indemnification rights, rights to advancement of fees, and directors and officers liability insurance that are required by the Merger Agreement to be provided by the Surviving Company to the existing directors and officers of the Company following the Effective Time;

•
the compensation of US$10,000 of each member of the Special Committee in exchange for his services in such capacity; and

•
the planned continuation of service of the executive officers of the Company in positions that are substantially similar to their current positions, allowing them to benefit from remuneration arrangements with the Surviving Company.

The Special Committee and the Board were aware of these potential conflicts of interest and considered them, among other matters, in reaching their decisions with respect to the Merger Agreement, the Plan of Merger, and related matters. Prior to the execution of the Merger Agreement, there have been no discussions with the Company’s directors and executive officers (other than members of Special Committee) with respect to their compensation in connection with the Transactions or employment with the Surviving Company. See “Special Factors — Interests of Certain Persons in the Merger.”
Material U.S. Federal Income Tax Consequences
The receipt of cash pursuant to the Merger will be a taxable transaction for U.S. federal income tax purposes and may also be a taxable transaction under applicable state, local and other tax laws. See “Special Factors — Material U.S. Federal Income Tax Consequences.” The tax consequences of the Merger to a holder of the Shares or ADSs will depend upon that holder’s particular circumstances. Holders of the Shares or ADSs should consult their own tax advisors for a full understanding of the U.S. federal, state, local, foreign and other tax consequences of the Merger to them.
PRC Tax Consequences
See “Special Factors — PRC Tax Consequences.”
Cayman Islands Tax Consequences
See “Special Factors — Cayman Islands Tax Consequences.”
Regulatory Matters
The Company and the Buyer Group do not believe that any material regulatory approvals, filings, or notices are required in connection with the Merger other than (i) the filings and notices required under the U.S. federal securities laws, (ii) the provision of the Plan of Merger to each registered shareholder of the

Company as set out in the Merger Agreement and Plan of Merger and, in any event, at least 20 days prior to the Effective Time, (iii) the registration of the Plan of Merger and supporting documentation as specified in the Cayman Islands Companies Act with the Registrar of Companies of the Cayman Islands, (iv) the provision of a copy of the certificate of merger to the shareholders and creditors of each of the Company and Merger Sub, and (v) notification of the Merger being published in the Cayman Islands Government Gazette.
Litigation Related to the Merger
The Company and the Buyer Group are not aware of any legal proceedings challenging the Merger Agreement, the Plan of Merger, the Merger, or any of the related transactions.
Accounting Treatment of the Merger
Upon the completion of the Merger, the Company will no longer be a publicly traded company. The Merger is expected to be accounted for as a business combination in accordance with Accounting Standards Codification 805 “Business Combinations.”
Fees and Expenses
All fees and expenses incurred in connection with the Merger Agreement, the Merger, and the related transactions will be paid by the party incurring such expenses whether or not the Merger is completed. See “Special Factors — Fees and Expenses.”

QUESTIONS AND ANSWERS ABOUT THE MERGER
The following questions and answers address briefly some questions Unaffiliated Security Holders may have regarding the Merger. These questions and answers may not address all questions that may be important to Unaffiliated Security Holders as holders of the Shares or ADSs. See the more detailed information contained elsewhere in this Transaction Statement and the documents referred to or incorporated by reference in this Transaction Statement.
Q:
What is the Merger?

A:
The Merger is a going-private transaction pursuant to which Merger Sub will be merged with and into the Company, with the Company continuing as the Surviving Company resulting from the Merger. The Merger will be effected through a statutory short-form merger in accordance with Section 233(7) of the Cayman Islands Companies Act. After the Merger is completed, the Company will be a privately held company and all of its issued Shares will be owned directly by Parent. As a result of the Merger, ADSs will no longer be listed on NASDAQ, and the Company will cease to be a publicly traded company.

Q:
What consideration will I be entitled to receive in the Merger?

A:
If you own ADSs immediately prior to the Effective Time and are not a member of the Buyer Group and the Merger is completed, you will be entitled to receive the Per ADS Merger Consideration of US$1.00 in cash per ADS without interest (less applicable taxes, expenses and ADS Depositary fees (US$5.00 for each 100 ADSs (or portion thereof) cancellation fee)) in cash, without interest and net of any applicable withholding taxes, for each ADS you continue to own when the merger consideration is paid out by the ADS Depositary. You will pay any applicable fees, charges and expenses of the ADS Depositary in connection with the distribution of the merger consideration to you, including applicable ADS cancellation fees.

Each Share issued and outstanding immediately prior to the Effective Time (other than the Excluded Shares, Shares represented by ADSs and the Dissenting Shares) will be cancelled in exchange for the right to receive the Per Share Merger Consideration of US$1.00 in cash per Share without interest and net of any applicable withholding taxes (subject to the Consideration Adjustment).
The Dissenting Shares will be cancelled and cease to exist at the Effective Time in accordance with Section 238(7) of the Cayman Islands Companies Act, and the holders of such Dissenting Shares will be entitled to receive only the payment of the fair value of their Dissenting Shares as determined by the court in accordance with the provisions of Section 238 of the Cayman Islands Companies Act.
See “Special Factors — Material U.S. Federal Income Tax Consequences,” “Special Factors — PRC Tax Consequences,” and “Special Factors — Cayman Islands Tax Consequences” for a description of the tax consequences of the Merger. Unaffiliated Security Holders should consult their own tax advisors for a full understanding of how the Merger will affect their U.S. federal, state, and local and PRC and other non-U.S taxes.
Q:
How will a holder of ADSs receive the net Per ADS Merger Consideration to which the holder is entitled after the Merger is completed?

A:
If you are not a member of the Buyer Group and you are a registered holder of ADSs that are evidenced by certificates, also referred to as American depositary receipts (“ADRs”), unless you have surrendered your ADRs to the ADS Depositary for cancellation prior to the Effective Time, upon your surrender of the ADRs (or an affidavit and indemnity for loss in lieu of the ADRs) together with a duly completed letter of transmittal (which will be supplied to you by the ADS Depositary after the Effective Time), the ADS Depositary will send you a check for the Per ADS Merger Consideration, without interest and net of the applicable ADS cancellation fee (US$5.00 for each 100 ADSs (or portion thereof) cancelled) and any applicable expenses and withholding taxes, for each ADS represented by the ADRs, in exchange for the cancellation of your ADRs after the completion of the Merger. If you are not a member of the Buyer Group and you hold your ADSs in uncertificated form (that is, without an ADR), unless you have surrendered your ADSs to the ADS Depositary for cancellation prior to the Effective Time, the ADS Depositary will automatically send you a check for the Per ADS Merger Consideration, without interest and net of the applicable ADS cancellation fee (US$5.00 for each 100 ADSs (or portion thereof) cancelled) and any applicable withholding taxes, in exchange for the cancellation of all of your ADSs after the completion of the Merger. You will pay any applicable fees, charges and expenses of the ADS Depositary in connection with the distribution of the merger consideration to you, including ADS cancellation fees. In the event of a transfer of ownership of ADSs that is not registered in the register of ADS holders maintained by the ADS Depositary, the check for any cash to be exchanged upon cancellation of the ADSs will be issued to such transferee only if the ADRs, if applicable, are presented to the ADS Depositary, accompanied by all documents reasonably required to evidence and effect such transfer and to evidence that any applicable ADS transfer taxes have been paid or are not applicable.
The Per ADS Merger Consideration may be subject to backup withholding taxes if the ADS Depositary has not received from you a properly completed and signed U.S. Internal Revenue Service Form W-8 or W-9.
If your ADSs are held in “street name” by your broker, bank or other nominee, you will not be required to take any action to receive the merger consideration for your ADSs as the ADS Depositary will arrange for the surrender of the ADSs and the remittance of the Per ADS Merger Consideration (net of any expenses, applicable ADS Depositary fees pursuant to the terms of the Deposit Agreement, any applicable withholding taxes and other governmental charge) to DTC (the clearance and settlement system for the ADSs) for distribution to your broker, bank or other nominee on your behalf. If you have any questions concerning the receipt of the Per ADS Merger Consideration, please contact your broker, bank or other nominee.
Q:
How will a holder of the Shares receive the net Per Share Merger Consideration to which the holder is entitled after the Merger is completed?

A:
If the Shares are held directly by a registered holder, promptly after the Effective Time (and in any event within 5 business days), a bank or trust company appointed by Parent and reasonably acceptable to the Company, which will act as paying agent (the “Paying Agent”), will mail to the holder (i) letter of transmittal specifying how the delivery of the net Per Share Merger Consideration to the holder will be made and (ii) instructions for surrendering share certificates representing Shares (or affidavits and indemnities of loss in lieu of the share certificates) or non-certificated Shares represented by book entry, and/or such other documents as may be required to receive the Per Share Merger Consideration, in exchange for the net Per Share Merger Consideration. Subject to complying with these instructions, and upon surrender of the share certificates, if applicable, and/or other documents described above, the holder will receive a cheque, in the amount equal to the number of the holder’s Shares multiplied by the net Per Share Merger Consideration, in exchange for cancellation of the holder’s Shares. The Per Share Merger Consideration may be subject to U.S. federal income tax backup withholding taxes if the Paying Agent has not received from the holder a properly completed and signed U.S. Internal Revenue Service Form W-8 or W-9, as applicable.

Q:
How will the Company Options and the Company Restricted Shares be treated in the Merger?

A:
As of the Effective Time, Parent will assume the Share Incentive Plan, including all of the obligations of the Company with respect to the Company Options and Company Restricted Shares assumed or converted, respectively, pursuant to the Merger Agreement, subject to any limitations under applicable laws. Unless otherwise agreed between a holder of a Company Option or Company Restricted Share, the Company and Parent, each Company Option will be assumed by Parent as an option to purchase ordinary shares of Parent, and each Company Restricted Share will be assumed by Parent and converted into shares of Parent, in each case as provided in the Merger Agreement.

Q:
When do you expect the Merger to be completed?

A:
The Company and the Buyer Group currently expect the Merger to be completed during the first quarter of 2023. In order for the Merger to be completed, the closing conditions under the Merger Agreement, including the passage of not less than 20 days (or such later date as may be required to comply with Rule 13e-3 under the Exchange Act and all other applicable laws) after this Transaction Statement, particularly the Plan of Merger, is first mailed or distributed to the shareholders of the Company, must be satisfied.

Q:
What will be the result if the Merger is not completed?

A:
If the Merger is not completed for any reason, our shareholders will not receive any payment for their Shares or ADSs pursuant to the Merger Agreement, the Company will remain a publicly traded company, and ADSs will continue to be listed and traded on NASDAQ for so long as the Company continues to meet NASDAQ’s listing requirements.

Q:
Am I entitled to dissenters’ rights?

A:
Yes. Shareholders who dissent from the Merger will have the right to receive payment of the fair value of their Dissenting Shares determined in accordance with the provisions of Section 238 of the Cayman Islands Companies Act and as more fully set out in the Merger Agreement and Plan of Merger. Shareholders who elect to exercise Dissenters’ Rights will have the right to receive payment of the fair value of their Shares in accordance with Section 238 of the Cayman Islands Companies Act if the Merger is consummated, but only if they (i) give to the Company, within seven (7) days of the date on which the Plan of Merger is given to such shareholder, a Written Objection in accordance with Sections 238(2) and (3) of the Cayman Islands Companies Act, and (ii) deliver a Dissent Notice to the Company in accordance with Section 238(5) of the Cayman Islands Companies Act within 20 days immediately following the date on which such shareholder has received from the Company a written notice of the filing of the Plan of Merger with the Registrar of Companies of the Cayman Islands by the Company. A copy of Section 238 of the Cayman Islands Companies Act is attached to this Transaction Statement as Exhibit (f)(2). The fair value of each of such Shares as determined in accordance with the provisions of Section 238 of the Cayman Islands Companies Act could be more than, the same as, or less than the Merger Consideration they would receive pursuant to the Merger Agreement and Plan of Merger if they do not exercise Dissenters’ Rights with respect to their Shares.

ADS holders will not have the right to dissent from the Merger and receive payment of the fair value of the Class A Ordinary Shares underlying their ADSs. The ADS depositary will not exercise or attempt to exercise any Dissenters’ Rights with respect to any of the Class A Ordinary Shares that it holds, even if an ADS holder requests the ADS depositary to do so. ADS holders wishing to exercise Dissenters’ Rights must surrender their ADSs to the ADS depositary, pay the ADS depositary’s fees required for such surrender, provide instructions for the registration of the corresponding Class A Ordinary Shares and become registered holders of such Class A Ordinary Shares within 20 days after delivery of the Plan of Merger to the ADS depositary (as the registered holder of each Class A Ordinary Share that is represented by ADSs). Thereafter, such former ADS holders must comply with the procedures and requirements for exercising Dissenters’ Rights with respect to the Shares as set out in the Merger Agreement and the Plan of Merger and otherwise under Section 238 of the Cayman Islands Companies Act.
We encourage you to read the section of this Transaction Statement entitled “Dissenters’ Rights” as well as “Exhibit (f)(2) — Section 238 of the Cayman Islands Companies Act” to this Transaction Statement carefully and to consult your own Cayman Islands legal counsel if you desire to exercise your Dissenters’ Rights.
Q:
What do Unaffiliated Security Holders need to do now?

A:
We urge all our shareholders to read this Transaction Statement carefully, including its annexes, exhibits, attachments, and the other documents referred to or incorporated by reference herein. As the Company is not soliciting proxies from shareholders (because there will be no shareholder vote with respect to the Merger Agreement, the Plan of Merger, and the Merger), there is nothing else that Unaffiliated Security Holders, other than Dissenting Shareholders who may wish to exercise Dissenters’ Rights, will need to do in connection with the Merger until the Merger is completed. Please see the questions above, “How will a holder of ADSs receive the net Per ADS Merger Consideration to which the holder is entitled after the Merger is completed?” “How will a holder of the Shares receive the net Per Share Merger Consideration to which the holder is entitled after the Merger is completed?” and “Am I entitled to Dissenters’ Rights?” and the answers to those questions, for the steps persons who are Unaffiliated Security Holders as of the Effective Time should take after the Merger is completed in order to receive the consideration which they are entitled to receive in the Merger.

Q:
Who can answer Unaffiliated Security Holders’ questions?

A:
Unaffiliated Security Holders with questions about the Merger contact China Index Holdings Limited by email at CIH-IR@fang.com or by telephone at +86-10-5631-8681.

SPECIAL FACTORS
Background of the Merger
Most of the events leading to the execution of the Merger Agreement described in this “Background of the Merger” occurred in the PRC. As a result, all dates and times referenced in this Background of the Merger refer to Beijing Time.
The Board and senior management of the Company periodically review the Company’s long-term strategic plans with the goal of maximizing shareholder value. As part of this ongoing process, the Board and senior management have, from time to time, considered strategic alternatives that may be available to the Company.
On November 29, 2020, General Atlantic Singapore Fund Pte. Ltd. (“General Atlantic”), a shareholder of the Company, approached Paul, Weis, Rifkind, Wharton & Garrison LLP (“PW”), its U.S. legal advisor, to discuss the legal requirements of a going private transaction with respect to the Company, and to instruct PW to prepare a draft preliminary non-binding proposal for a going private transaction with respect to the Company.
On November 30, 2020, General Atlantic submitted to the Board a preliminary non-binding proposal (the “2020 Proposal”) indicating its interests in acquiring all of the outstanding Shares and ADSs not already beneficially owned by General Atlantic and its affiliated investment entities at a purchase price of US$2.32 per Share or ADS in cash (the “2020 Proposed Transaction”). In the 2020 Proposal, General Atlantic noted that it proposed to finance the consideration payable in connection with the 2020 Proposed Transaction primarily with equity capital, and possibly debt capital.
On the same date, General Atlantic Filing Persons jointly filed with the SEC a statement on Schedule 13D reporting, among other things, the submission of the 2020 Proposal and the possibility of the potential 2020 Proposed Transaction.
Between November 30, 2020 and March 21, 2021, the management of the Company had several discussions with General Atlantic to collect further information regarding the 2020 Proposed Transaction.
On March 21, 2021, the Board convened a meeting to discuss the 2020 Proposal. Given General Atlantic’s shareholding percentage in the Company, unless the controlling shareholder of the Company chooses to participate in or otherwise supports the 2020 Proposed Transaction, the 2020 Proposal did not appear to have any deal certainty. The Board then resolved that it would not take further actions with respect to the 2020 Proposal for the time being. See “Security Ownership of Certain Beneficial Owners and Management of the Company” of this Transaction Statement regarding General Atlantic’s beneficial ownership in the Company for additional information. The share ownership of General Atlantic in the Company has not been changed since the date of the 2020 Proposal.
Subsequently, the Company informed General Atlantic of its decision of suspending further discussions with General Atlantic on the 2020 Proposal and the 2020 Proposed Transaction.
On August 18, 2022, the board of directors of Fang Holdings convened a telephonic board meeting to discuss the Company’s recently released second quarter’s financial results. At the invitation of the board, Mr. Peng Cui, the Chief Financial Officer of Fang Holdings, also attended the meeting. In consideration of the Company’s downward business performance, the real estate market trend, the expenses associated with public company reporting and compliance, the rising delisting risk due to potential failure to meet minimum bid price requirement, and other regulatory risks, the board of Fang Holdings preliminarily discussed the idea of pursuing a going private transaction with respect to the Company and the potential financing capabilities and sources for such a transaction. The board authorized the management of Fang Holdings to further explore the possibility of a going private transaction involving the Company.
On August 19, 2022, representatives of Fang Holdings approached O’Melveny and Myers LLP (“O’Melveny”) and discussed with O’Melveny the general concept of a going private transaction. Between August 19, 2022 and August 22, 2022, representatives of Fang Holdings and representatives of O’Melveny had several telephonic discussions, including the feasibility of a going private transaction, the requisite regulatory approvals and other legal requirements of a going private transaction in general. On August 22, 2022, Fang Holdings formally engaged O’Melveny as its U.S. legal advisor.
Between August 18, 2022 and August 23, 2022, representatives of Fang Holdings reached out to Mr. Tianquan Mo and Mr. Jiangong Dai, in their capacity as shareholders of the Company, to introduce the idea and the possibility of a going private transaction of the Company and to ascertain their interest in considering participating in such potential transaction with Fang Holdings. These discussions were preliminary in nature and did not result in any in-depth discussions regarding the terms of, or any understanding or agreement with respect to, any potential transaction.
On August 23, 2022, the board of directors of Fang Holdings convened another board meeting to further discuss, among other things, the proposed going private transaction involving the Company, the regulatory requirements on such transaction, historical stock price of the Company, Fang Holdings’ initial offer price, the impact of such transaction on Fang Holdings’ financial performance, and based on these discussions, approved the submission by Fang Holdings of a preliminary non-binding “going private” proposal to the Company. At the invitation of the board, Mr. Peng Cui also attended the meeting.
On the same date, Fang Holdings submitted a preliminary non-binding proposal letter (the “Original Proposal”) to the Board to acquire all outstanding Class A Ordinary Shares, including Class A Ordinary Shares represented by ADSs, and Class B Ordinary Shares of the Company not already beneficially owned by Fang Holdings in a going-private transaction for US$0.84 per Share or per ADS in cash (the “Proposed Transaction”), subject to certain conditions. Fang Holdings stated in the Original Proposal that it intended to finance the Proposed Transaction contemplated under the Original Proposal with cash on hand.
Later on the same date, the Company issued a press release announcing receipt of the Original Proposal, and furnished the press release as an exhibit to a current report on form 6-K with the SEC.
Later on the same date, representatives of Evenstar Manager engaged in a preliminary discussion by conference call with representatives of Fang Holdings to inquire about the Original Proposal and the Proposed Transaction. The discussion was preliminary in nature and did not result in any in-depth discussions regarding the terms of, or any understanding or agreement with respect to, the Proposed Transaction.
On August 24, 2022, Fang Holdings filed with the SEC a statement on Schedule 13D reporting, among other things, the submission of the Original Proposal and the possibility of the potential Proposed Transaction.
On August 31, 2022, representatives of General Atlantic engaged in a preliminary discussion by conference call with representatives of Fang Holdings to inquire about the Original Proposal and the Proposed Transaction. The discussion was preliminary in nature and did not result in any in-depth discussions regarding the terms of, or any understanding or agreement with respect to, the Proposed Transaction.
On the same date, the Board (other than Mr. Dai, who is affiliated with Fang Holdings, recused himself from this meeting and abstained from voting) convened a meeting by telephone to discuss the Original Proposal. During the meeting, the attending directors discussed various qualifications of the directors of the Company to serve on a special committee of the Board to evaluate the Original Proposal. After the discussion, the Board determined that it was in the best interests of the Company and its shareholders to establish a special committee of independent and disinterested directors to evaluate the Original Proposal (the “Special Committee”) and thus passed a written resolution establishing the Special Committee, consisting of two independent directors Messrs. Jianping Ye and Jason Chenyang Wei, with Mr. Jianping Ye serving as the chairman of the Special Committee.
In early September 2022, Fang Holdings continued its ongoing preliminary discussions with Mr. Tianquan Mo and Mr. Jiangong Dai, in their capacity as shareholders of the Company, relating to the formation of a consortium led by Fang Holdings to complete the Proposed Transaction. Representatives of Fang Holdings also reached out to Digital Link Investments Limited (“Digital Link”), General Atlantic and Evenstar to ascertain their interest in joining a consortium led by Fang Holdings.
Over the course of September 2022, the Special Committee considered proposals from and conducted interviews with multiple law firms and investment banks that had expressed interest in being considered for the roles of U.S. legal advisor and financial advisor to the Special Committee, respectively. After deliberation on relevant factors, including experience in similar transactions, qualifications and reputation, of each potential legal counsel and financial advisor, the Special Committee decided to retain Gibson, Dunn & Crutcher LLP (“Gibson Dunn”) as its U.S. legal advisor, and Roth Capital as its financial advisor, to assist the Special Committee in evaluating and negotiating the Proposed Transaction or any alternative transaction.
On September 6, 2022, the Company issued a press release announcing the formation of the Special Committee and the Special Committee’s retention of Gibson Dunn as its U.S. legal counsel, and furnished the press release as an exhibit to its current report on Form 6-K.
On September 16, 2022, O’Melveny sent a draft consortium agreement to each of Fang Holdings, Mr. Tianquan Mo, Mr. Jiangong Dai, Digital Link, General Atlantic and Evenstar for consideration.
Between September 16, 2022 and October 11, 2022, representatives of Fang Holdings continued its ongoing discussions with Mr. Tianquan Mo, Mr. Jiangong Dai, and respective representatives of Digital Link, General Atlantic and Evenstar regarding the formation of a consortium among them for purposes of jointly pursing the Proposed Transaction. These parties also had several discussions on the terms and conditions of the draft consortium agreement.
On October 12, 2022, Evenstar informed Fang Holdings that it had not yet decided whether to participate in the Proposed Transaction.
On the same date, Fang Holdings, Mr. Tianquan Mo and his affiliates including ACE Smart, Karistone, Open Land, Media Partner, Next Decade, and True Knight, Digital Link, and General Atlantic entered into a consortium agreement (the “Consortium Agreement”), pursuant to which each of them has agreed, among other things, that (i) Fang Holdings, as the lead investor, shall act in good faith to engage in discussions with the Special Committee regarding the Proposed Transaction, negotiate and finalize the definitive documentation in connection with the Proposed Transaction; (ii) they will cooperate in engaging advisors; (iii) they will cooperate in entry into definitive documentation with respect to the Proposed Transaction; (iv) for a period ending on the earlier of (A) the date which is 12 months after the date of the Consortium Agreement, which may be extended as jointly agreed by the parties thereto in writing and (B) the termination of the Consortium Agreement pursuant to its terms thereof, each of the parties thereto will work exclusively with each other to implement the Proposed Transaction, including to evaluate the Company and its business, prepare, negotiate and finalize the definitive documentation, vote, or cause to be voted, at every shareholder meeting all of its equity securities held or otherwise beneficially owned by it or its affiliates in the Company (x) against any alternative transaction or matter that would facilitate an alternative transaction and (y) in favor of the Proposed Transaction, and not to acquire or dispose of the Shares and ADSs, subject to certain exceptions; and (v) subject to certain conditions including entry into definitive documentation with respect to the Proposed Transaction, each of the parties thereto will contribute (or cause their affiliates to contribute) respective applicable cash or Shares or ADSs to a new company to be formed by the consortium in exchange for its newly issued equity interests.
On October 13, 2022, Fang Holdings, Mr. Tianquan Mo and his affiliates, True Knight, Digital Link and General Atlantic (the “Initial Consortium”) jointly submitted a revised preliminary non-binding proposal letter (the “Revised Proposal,” and together with the Original Proposal, collectively, the “Proposal”) to the Board to acquire all of the outstanding Class A Ordinary Shares, including Class A Ordinary Shares represented by ADSs, and Class B Ordinary Shares of the Company that are not already owned by them, for a purchase price of US$0.84 per Share or per ADS in cash, subject to certain conditions. The Revised Proposal also stated that they had agreed to work exclusively with each other in pursuing the Proposed Transaction, and that they owned in aggregate approximately 61.0% of all the issued and outstanding Class A Ordinary Shares and approximately 100% of all the issued and outstanding Class B Ordinary Shares, which in aggregate represent approximately 91.4% of the total voting power of the Company.
On the same date, Gibson Dunn sent to O’Melveny an initial draft of a proposed confidentiality agreement to be entered into among the Company, Special Committee and the members of the Initial Consortium (the “Buyer Group NDA”).
On the same date, the Company issued a press release announcing receipt of the Revised Proposal and the Special Committee’s retention of Roth Capital as its independent financial advisor, and furnished the press release as an exhibit to its current report on Form 6-K.

Later on the same date, Fang Holdings, Mr. Tianquan Mo and his affiliates, True Knight, and Digital Link jointly filed with the SEC a statement on Schedule 13D reporting, among other things, the formation of the consortium and the entry into the Consortium Agreement.
On October 14, 2022, O’Melveny sent to Gibson Dunn a revised draft of the Buyer Group NDA.
On the same date, General Atlantic Filing Persons jointly filed with the SEC a statement on Schedule 13D reporting, among other things, their participation in the consortium and their entry into the Consortium Agreement.
Between October 14 and October 18, 2022, Gibson Dunn and O’Melveny negotiated and finalized the Buyer Group NDA.
On October 19, 2022, the Special Committee convened a meeting via videoconference with representatives of Gibson Dunn and Roth Capital. At the request of the Special Committee, Gibson Dunn explained to members of the Special Committee the principal terms and conditions in the Revised Proposal. Gibson Dunn also updated the Special Committee that, as directed by the Special Committee, it had negotiated and finalized the Buyer Group NDA with O’Melveny. Members of the Special Committee and representatives of Gibson Dunn and Roth Capital then discussed the process of a going-private transaction and the general timetable should the Special Committee and the Initial Consortium decided to proceed with such a transaction. At the request of the Special Committee, Gibson Dunn explained to members of the Special Committee their fiduciary duties to the Company and the Company’s shareholders. Members of the Special Committee asked various questions, to which representatives of Gibson Dunn responded. Roth Capital also gave members of the Special Committee an overview of the financial due diligence and valuation analysis that it planned to perform on the Company in connection with its evaluation of the Proposed Transaction.
On October 20, 2022, the Company, the Special Committee and members of the Initial Consortium entered into the Buyer Group NDA, which contains customary provisions restricting the Buyer Group’s disclosure and use of confidential information relating to the Company or the Proposed Transaction, and a “standstill” provision restricting members of the Initial Consortium from acquiring additional Shares or ADSs without the Special Committee’s consent. The Buyer Group NDA also obligated any person who may later participate in a consortium with members of the Initial Consortium in connection with the Proposed Transaction to enter into a confidentiality agreement with the Company and the Special Committee.
On October 25, 2022, O’Melveny sent an initial draft of the Merger Agreement to Gibson Dunn.
On October 26, 2022, O’Melveny sent initial drafts of the Support Agreement and Equity Commitment Letter to Gibson Dunn.
On October 27, 2022, representatives of Fang Holdings and O’Melveny had a conference call with representatives of Gibson Dunn to discuss the structure of the Proposed Transaction and inform the Special Committee and Gibson Dunn that, given the beneficial ownership percentage and voting power of the Shares owned by the Initial Consortium, Fang Holdings determined that the Initial Consortium’s preferred structure of the Proposed Transaction would be a “short-form” merger in accordance with Part XVI and in particular Section 233(7) of the Cayman Islands Companies Act.
On October 28, 2022, Gibson Dunn provided to the Special Committee an issues list identifying the key issues in the initial draft of the Merger Agreement.
On the same date, Evenstar informed Fang Holdings that it was interested in joining the consortium led by Fang Holdings. On the same date, Fang Holdings informed the Special Committee and Gibson Dunn that Fang Holdings was considering to admit Evenstar as an additional member to the consortium.
On October 31, 2022, the Board passed unanimous written resolutions to, among other things, approve and adopt a Special Committee Charter. The Special Committee was granted, by way of unanimous written resolutions passed by all members of the Board, the power and authority to, among other things, (i) negotiate the Proposed Transaction or any alternative transaction and exercise its exclusive authority to agree to proposed terms on behalf of the Company, (ii) retain any legal counsel, financial advisor, and other consultants and agents as the Special Committee deems appropriate to assist it in discharging its responsibilities, (iii) access all books, records, and other information and documents of or in the possession of the Company or available to the Company as the Special Committee in its sole discretion deems necessary or desirable to assist it in its evaluation of the Proposal or any alternative transaction, (iv) explore, investigate, and consider any alternative transaction and matters related thereto as the Special Committee deems appropriate, (v) reject the Proposal or any alternative transaction if the Special Committee determines such transaction is not fair to and in the best interests of the Company’s shareholders in general or the shareholders other than members of the Initial Consortium in particular, or if the Special Committee determines the other alternatives, including not entering into any similar transaction, are more advisable, and (vi) exercise any other power that the Special Committee may determine is necessary, proper or advisable to permit the Special Committee to effectively assist the Board in determining whether the Proposal or any alternative transaction is fair to and in the best interests of the Company’s shareholders in general or the shareholders other than members of the Initial Consortium. The Board also unanimously resolved to ratify all prior actions of the Special Committee and its members that are consistent with the Special Committee Charter.
On November 1, 2022, O’Melveny sent a draft deed of adherence to join the Consortium Agreement to Evenstar.
On the same date, O’Melveny sent an email to Gibson Dunn requesting, on behalf of the Initial Consortium, for the Special Committee’s written approval to approve Evenstar, an existing shareholder of the Company, to join the consortium. Later on the same date, O’Melveny provided a draft confidentiality agreement among the Company, the Special Committee, Evenstar Master and ESSL (the “Evenstar NDA”) to Gibson Dunn.
On November 3, 2022, the Special Committee convened a meeting via videoconference with representatives of Gibson Dunn and Roth Capital. The Special Committee and Gibson Dunn first discussed the Initial Consortium’s request to admit Evenstar as a member of the consortium led by Fang Holdings and the draft Evenstar NDA. Based on these discussions, the Special Committee resolved to approve such request and enter into a confidentiality agreement with Evenstar, which would contain substantially the same terms and conditions set forth in the Buyer Group NDA. At the request of the Special Committee, Gibson Dunn then walked Special Committee through the key issues identified in the initial draft of the Merger Agreement. Members of the Special Committee asked various questions regarding these issues, to which Gibson Dunn responded. As part of the issues list discussion, Gibson Dunn explained to the Special Committee the general market practice of a pre-signing market check and post-signing “go-shop” procedures in similar going private transactions involving Cayman-domiciled companies where a buyer group owns more than 50% of the aggregate voting power. Members of the Special Committee asked various questions regarding these issues, which representatives of Gibson Dunn answered. Based on these discussions, the Special Committee decided not to conduct a pre-signing market check or post-signing “go-shop” taking into account facts including that the Buyer Group, after admitting Evenstar as a member, would own in the aggregate over 90% of the total voting power and over 80% of the total outstanding share capital of the Company. The Special Committee determined, in light of these facts, that a pre-signing market check or post-signing “go-shop” would be unlikely to identify another party interested in making an offer to acquire the Company. At the request of the Special Committee, Roth Capital updated the Special Committee and Gibson Dunn on the progress of its financial due diligence and financial analysis on the Company. Members of the Special Committee asked various questions, which Roth Capital answered.
Following the meeting, on the same date, Gibson Dunn conveyed to O’Melveny the Special Committee’s approval of the request from the Initial Consortium to admit Evenstar as a member of the consortium led by Fang Holdings.
Later on the same date, O’Melveny sent the draft Evenstar NDA to Evenstar.
On November 8, 2022, Gibson Dunn sent a markup of the initial draft of the Merger Agreement to O’Melveny.
Between November 9 and November 11, 2022, Gibson Dunn and O’Melveny negotiated and finalized the Evenstar NDA.
Between November 9, 2022 and November 24, 2022, members of the consortium internally discussed the proposed changes to the Merger Agreement and the Support Agreement from Gibson Dunn.

On November 11, 2022, Gibson Dunn circulated revised drafts of the Support Agreement and Equity Commitment Letter to O’Melveny.
On November 14, 2022, the Special Committee convened a meeting via videoconference with representatives of Gibson Dunn and Roth Capital. At the request of the Special Committee, Gibson Dunn updated the Special Committee on the status of various transaction documents and the Evenstar NDA. The Special Committee and Gibson Dunn then discussed the Special Committee’s engagement of a Cayman legal counsel with respect to certain Cayman Islands legal matters in connection with the Proposed Transaction. At the request of the Special Committee, Roth Capital updated the Special Committee on the overall progress of its financial due diligence and financial analysis. Members of the Special Committee and representatives of Gibson Dunn asked various questions, which representatives of Roth Capital answered.
On November 16, 2022, O’Melveny sent the revised draft of the Equity Commitment Letter to Gibson Dunn.
On November 17, 2022, O’Melveny sent an initial draft of the Limited Guarantee to Gibson Dunn.
On November 21, 2022, Gibson Dunn circulated a revised draft of the Limited Guarantee to O’Melveny.
Between November 21 to December 2, 2022, Gibson Dunn and O’Melveny negotiated and exchanged drafts of the Equity Commitment Letter, Limited Guarantee and Support Agreement (collectively, the “Ancillary Agreements”).
On November 22, 2022, the Special Committee finalized its engagement of Maples and Calder (Hong Kong) LLP (“Maples”) as its Cayman Islands legal counsel.
On November 23, 2022, representatives of Fang Holdings and Evenstar had a conference call to further discuss the possibility of Evenstar joining the consortium.
On November 24, 2022, O’Melveny circulated a revised draft of the Merger Agreement to Gibson Dunn.
On the same date, O’Melveny sent the revised draft of the Support Agreement to Gibson Dunn.
On November 25, 2022, Gibson Dunn provided to the Special Committee an issues list listing the remaining key issues in O’Melveny’s revised draft of the Merger Agreement.
On the same date, each of Evenstar Master and ESSL entered into a deed of adherence to the Consortium Agreement to join the consortium led by Fang Holdings as an additional rollover shareholder and intends to finance the Proposed Transaction with additional equity capital in the form of rollover equity in the Company. After the entry into the deeds of adherence by Evenstar Master and ESSL, the Buyer Group collectively owns 51,956,963 Class A Ordinary Shares and 23,636,706 Class B Ordinary Shares, collectively representing approximately 95% of the voting power in the Company. Concurrently with the execution of the deeds of adherence, Evenstar Master and ESSL entered into the Evenstar NDA, which contains substantially the same terms as the Buyer Group NDA.
Later on the same date, Fang Holdings, Mr. Tianquan Mo and his affiliates, True Knight, and Digital Link jointly filed with the SEC a statement on Schedule 13D reporting, among other things, the expansion of the consortium to include Evenstar Master and ESSL.
On November 28, 2022, General Atlantic Filing Persons jointly filed with the SEC a statement on Schedule 13D reporting, among other things, the expansion of the consortium to include Evenstar Master and ESSL.
Later on the same date, the Special Committee convened a meeting via videoconference with representatives of Gibson Dunn and Roth Capital. At the request of the Special Committee, Roth Capital made a presentation to members of the Special Committee on its overall financial analysis and various methodologies that it intended to use for valuation purposes, including ranges of potential valuations implied by those methodologies, based on Roth Capital’s preliminary due diligence and financial analysis conducted to date. Members of the Special Committee and representatives of Gibson Dunn asked various questions regarding those valuation methodologies and potential implied valuations, which representatives of Roth Capital answered. Based on these discussions, the Special Committee instructed Roth Capital to request an increase of the purchase price from the Buyer Group. The Special Committee and Gibson Dunn then discussed certain key issues in the revised draft of the Merger Agreement, including, among other things, the amounts of Company termination fee and reverse termination fee. Members of the Special Committee and representatives of Gibson Dunn and Roth Capital discussed the precedent analysis conducted by Roth Capital on the amounts of Company termination fee and reverse termination fee in similar going-private transactions. Members of the Special Committee also discussed some of these issues extensively among themselves. Based on these discussions, the Special Committee instructed Gibson Dunn to prepare a markup of the revised draft of the Merger Agreement.
On November 29, 2022, representatives of Roth Capital held two telephonic meetings with representatives of the Buyer Group. During the meetings, Roth Capital conveyed the Special Committee’s request for an increase of the purchase price to the Buyer Group.
Later on the same date, the board of directors of Fang Holdings convened an interim board meeting to discuss, among other things, the Special Committee’s request for an increase of the purchase price.
On November 30, 2022, Gibson Dunn circulated a markup of the revised draft of the Merger Agreement to O’Melveny.
On the same date, representatives of Roth Capital, O’Melveny and Fang Holdings had a conference call to negotiate the purchase price. During the call, representatives of Fang Holdings proposed to increase the purchase price from US$0.84 per Share or ADS in the Proposal to US$0.92.
On December 2, 2022, O’Melveny circulated to Gibson Dunn an issues list, which sets forth the Buyer Group’s positions on the outstanding issues in the Merger Agreement and identifies, among others, certain outstanding key issues.
Later on the same date, representatives of Gibson Dunn and representatives of O’Melveny participated in a teleconference to discuss certain key issues included on the issues list sent by O’Melveny.
On December 5, 2022, the Special Committee convened a meeting via videoconference with representatives of Gibson Dunn and Roth Capital. At the request of the Special Committee, Gibson Dunn updated the Special Committee on its discussion with O’Melveny prior to the meeting and the preliminary feedback it received from O’Melveny on certain key commercial issues, including the purchase price, company termination fee and reverse termination fee. At the request of the Special Committee, representatives of Roth Capital updated the Special Committee regarding the price negotiation between representatives of Roth Capital and representatives of the Buyer Group. Members of the Special Committee and representatives of Gibson Dunn and Roth Capital then discussed the purchase price and certain remaining issues in the Merger Agreement. Representatives of Roth Capital also updated the Special Committee regarding their continued financial analyses. Based on these discussions, the Special Committee instructed Roth Capital to continue the price negotiation with the Buyer Group, and Gibson Dunn to continue to negotiate the Merger Agreement and the Ancillary Agreements with O’Melveny.
On December 6, 2022, representatives of Roth Capital, O’Melveny and Fang Holdings had a conference call to further negotiate the purchase price. During the call, the representatives of Roth Capital conveyed the Special Committee’s request for a further increase of the purchase price to the Buyer Group and representatives of Fang Holdings proposed to further increase the purchase price to US$0.95 per Share or ADS.
Later on the same date, representatives of Roth Capital conveyed the Special Committee’s request for a further increase of the purchase price to the Buyer Group.
On December 7, 2022, Mr. Tianquan Mo informed Fang Holdings that he had decided not to provide equity financing to fund the Proposed Transaction. On the same date, Fang Holdings determined that it would provide 100% equity financing to fund the Proposed Transaction pursuant to the Consortium Agreement and informed the Special Committee and Gibson Dunn of the same.
On December 9, 2022, O’Melveny, on behalf of the Buyer Group, informed the Special Committee, Roth Capital and Gibson Dunn that the Buyer Group proposed to further increase the purchase price to US$1.00 per Share or ADS.

Later on the same date, O’Melveny provided Gibson Dunn with revised drafts of the Merger Agreement and Ancillary Agreements, and notified Gibson Dunn that the Buyer Group proposed to increase the purchase price to US$1.00 per Share or per ADS.
On December 9, 2022, the Special Committee convened a meeting via videoconference with representatives of Gibson Dunn and Roth Capital. Gibson Dunn first reported to the Special Committee that since December 5, 2022, Gibson Dunn and O’Melveny had exchanged multiple drafts of the Merger Agreement and Ancillary Agreements, and that other than the purchase price and a few other provisions, the Merger Agreement and Ancillary Agreements had been substantially finalized. Members of the Special Committee and representatives of Roth Capital and Gibson Dunn then discussed the increased purchase price of US$1.00 per Share or per ADS proposed by the Buyer Group. Representatives of Roth Capital also updated the Special Committee regarding their continued financial analyses. Based on these discussions, the Special Committee instructed Roth Capital to continue the purchase price negotiation to obtain the best price for public shareholders, and Gibson Dunn to work with the Company and O’Melveny to finalize the Merger Agreement and the Ancillary Agreements.
Between December 9 and December 21, 2022, Gibson Dunn and O’Melveny finalized the Merger Agreement and the Ancillary Agreements.
On December 10, 2022, representatives of Roth Capital held a telephonic meeting with representatives of the Buyer Group. During the meeting, Roth Capital delivered to the Buyer Group the Special Committee’s request for the Buyer Group to further increase the purchase price above US$1.00 per Share or per ADS.
Later on the same date, representatives of the Buyer Group conveyed the Buyer Group’s position to Roth Capital that the Buyer Group was unwilling to further increase the purchase price, and that the improved purchase price of US$1.00 per Share or per ADS constituted the Buyer Group’s “best and final offer,” which Roth Capital subsequently conveyed to the Special Committee and Gibson Dunn.
On December 21, 2022, the board of directors of Fang Holdings and its audit committee approved the Equity Commitment Letter, the Limited Guarantee, the Support Agreement, the Interim Investors Agreement and the transactions as contemplated under the Merger Agreement, including without limitation, the Merger.
On December 22, 2022, the Special Committee convened a meeting via videoconference with representatives of Gibson Dunn and Roth Capital. At the request of the Special Committee, Roth Capital reviewed and discussed its financial analyses based on the improved purchase price of US$1.00 per Share or per ADS. Thereafter, at the request of the Special Committee, Roth Capital verbally rendered its opinion to the Special Committee (which was subsequently confirmed in writing by the delivery of Roth Capital’s written opinion, dated December 22, 2022, addressed to the Special Committee) that, as of the date thereof and based upon and subject to the procedures followed, assumptions made, qualifications and limitations on the review undertaken and other matters considered by Roth Capital in preparing its opinion, the Per Share Merger Consideration to be received by the holders of Shares (other than the Excluded Shares and Dissenting Shares) and the Per ADS Merger Consideration to be received by the holders of ADSs (other than ADSs representing the Excluded Shares), pursuant to the Merger Agreement, are fair, from a financial point of view, to such holders. Please see “Special Factors — Opinion of the Special Committee’s Financial Advisor” for additional information regarding the financial analysis performed by Roth Capital and the opinion rendered by Roth Capital to the Special Committee. The full text of the written opinion of Roth Capital to the Special Committee, dated December 22, 2022, is attached as Exhibit (c)(1) to this Transaction Statement. Thereafter, Gibson Dunn reviewed with the members of the Special Committee the key terms of the Merger Agreement and the Ancillary Agreements. Following a discussion of the terms of the Merger Agreement and the related Ancillary Agreements, as well as Roth Capital’s presentation of its financial analyses and opinion, the Special Committee unanimously resolved to approve the proposed Merger Agreement, the Plan of Merger and the Limited Guarantee, each substantially in the form of the drafts presented to the Special Committee, and the transactions contemplated by the Merger Agreement, including the Merger, and recommend that the Board authorize and approve the Merger Agreement, the Plan of Merger, and the consummation of the Transactions.
Following the meeting of the Special Committee, the Board convened, and based upon the unanimous recommendation of the Special Committee, and taking into account the other factors described below under the heading titled “Special Factors — Reasons for the Merger and Position of the Special Committee and the

Board,” the Board (other than Mr. Robert Ciemniak who abstained from voting) (i) determined and declared that the Merger, on the terms and subject to the conditions set forth in the Merger Agreement, is fair to, and in the best interests of, the Company and Unaffiliated Security Holders, and (ii) adopted resolutions approving the terms of the Merger Agreement and Limited Guarantee and the transactions contemplated thereby.
Later on the same date, the Company, Parent and Merger Sub executed and delivered the Merger Agreement, and the applicable parties executed and delivered the Ancillary Agreements.
On the same date, certain members of the Buyer Group, Parent and Merger Sub entered into the Interim Investors Agreement.
Later on the same date, the Company issued a press release announcing the execution of the Merger Agreement and the Limited Guarantee, and furnished the press release as an exhibit to its current report on Form 6-K with the SEC.
On the same date, Fang Holdings, Mr. Tianquan Mo and his affiliates, True Knight, and Digital Link jointly filed with the SEC a statement on Schedule 13D reporting, among other things, the signing of the Merger Agreement and other definitive agreements relating to the Merger.
On December 23, 2022, General Atlantic Filing Persons jointly filed with the SEC a statement on Schedule 13D reporting, among other things, the signing of the Merger Agreement and the other definitive agreements relating to the Merger.
On December 30, 2022, Evenstar Manager filed with the SEC a statement on Schedule 13D reporting, among other things, the signing of the Merger Agreement and the other definitive agreements relating to the Merger.
Other than the Buyer Group NDA and Evenstar NDA, as of the date of this Transaction Statement, no confidentiality, standstill or similar agreement has been entered into between the Company, on the one hand, and any strategic buyer or financial investor, on the other hand, with respect to an alternative transaction.
Reasons for the Merger and Position of the Special Committee and the Board
At a meeting on December 22, 2022, the Special Committee, after evaluating the proposed terms of the Merger and the related transactions with the assistance of its independent financial and legal advisors, unanimously (i) determined that the Merger Agreement, the Plan of Merger and the transactions contemplated thereby, including the Merger, are advisable, fair to, and in the best interests of the Company and its shareholders (other than holders of Excluded Shares), and (ii) recommended that the Board approve the Merger Agreement, the Plan of Merger and the Limited Guarantee, each substantially in the form presented to the Special Committee, and the performance by the Company of its obligations under the Merger Agreement, the Plan of Merger and the Limited Guarantee, as applicable, and the consummation by the Company of the transactions contemplated thereby, including the Merger, should be adopted and approved by the Board in all respects.
On December 22, 2022, the Board (other than Mr. Robert Ciemniak who abstained from voting), acting on the unanimous recommendation of the Special Committee and on behalf of the Company, authorized and approved the execution, delivery and performance of the Merger Agreement, the Plan of Merger and the Limited Guarantee, and the consummation of the Merger and other transactions contemplated thereby, including the Merger.
In the course of reaching their determination, the Special Committee and the Board considered the factors and potential benefits of the Merger discussed below, each of which the Special Committee and the Board believe supported their decision to approve the Merger Agreement and that the Merger is substantially fair to Unaffiliated Security Holders. These factors and potential benefits are not listed in any relative order of importance.
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Merger Consideration.   The Per Share Merger Consideration and Per ADS Merger Consideration are all cash, which provides a specific amount of cash consideration for the Shares (including the Shares represented by ADSs) held by, and liquidity to, Unaffiliated Security Holders and allows Unaffiliated Security Holders to avoid post-merger risks and uncertainties relating to the prospects of the Company.

The Merger will enable Unaffiliated Security Holders to immediately receive (without the payment of any brokerage fees or commissions typically associated with market sales) cash for their Shares or ADSs.
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Current and Historical Market Prices of ADSs.   The Per Share Merger Consideration of US$1.00 per Share, or the Per ADS Merger Consideration of US$1.00 per ADS, represents a premium of (i) approximately 42.9% to the closing price of the ADSs on August 22, 2022, the last trading day prior to the Company’s receipt of the preliminary non-binding “going private” proposal from Fang Holdings on August 23, 2022; and (ii) approximately 46.2% and 33.1% to the volume-weighted average closing price of the ADSs during the 30 trading days and 60 trading days, respectively, prior to and including August 22, 2022. The Merger Consideration is also approximately 5.3% higher than US$0.95 per ADS, the transfer price of the Company’s ADSs in four recent transactions between several Rollover Shareholders and certain institutional investors during April and May of 2022, which provides a significant reference of the value of ADSs of the Company.

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Opinion of Financial Advisor.   The Special Committee considered the financial analysis prepared by Roth Capital and reviewed by Roth Capital with the Special Committee as well as the opinion of Roth Capital rendered to the Special Committee on December 22, 2022, as to the fairness, from a financial point of view, of the Merger Consideration to be received by holders of the Shares (other than the Excluded Shares and the Dissenting Shares) and ADSs (other than ADSs representing the Excluded Shares) in the Merger pursuant to the Merger Agreement, as of December 22, 2022, based upon and subject to the assumptions, qualifications, limitations and other matters set forth in the opinion. See “Opinion of the Special Committee’s Financial Advisor” beginning on page 48 of this Transaction Statement. The Special Committee notes that the opinion delivered by Roth Capital addresses the fairness, from a financial point of view, of the Per Share Merger Consideration to be received by the holders of Shares (other than the Excluded Shares and Dissenting Shares), including the Company’s director and officer shareholders. These director and officer shareholders are treated in the same way as Unaffiliated Security Holders in connection with the Merger, and will receive the same amount of Per Share Merger Consideration as Unaffiliated Security Holders. The Special Committee does not believe the inclusion of these director and officer shareholders in Roth Capital’s opinion affects its ability to rely on the opinion of Roth Capital as one of the factors, based on which the Special Committee determines that the Merger is fair to Unaffiliated Security Holders. However, the Special Committee has not made any determination, nor does it intend to express any view, as to the fairness of the Merger to any shareholder who is an affiliate of the Company, such as the director and officer shareholders identified in the preceding sentence. The Special Committee and the Board expressly adopted these analyses and opinions of Roth Capital as their own, among other factors considered, in reaching their respective determination as to the fairness of the Transactions.

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Unanimous Recommendation of the Special Committee.   After evaluating the Proposed Transaction, the Special Committee unanimously (i) determined that the Merger Agreement, the Plan of Merger and the Merger were fair and in the best interests of the Company and Unaffiliated Security Holders, and (ii) recommended that the Board approve the execution, delivery and performance of the Merger Agreement and the other Transaction Agreements and the consummation of the Transactions, including the Merger.

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Elimination of Future Financial Performance Risks of the Company.   The Merger would shift the risk of the future financial performance of the Company from Unaffiliated Security Holders, who do not have the power to control decisions made regarding the Company’s business, entirely to the Buyer Group, who have the power to control the Company’s business.

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No Third-Party Offers.   There has been no other offer than the Proposal the Special Committee, or the Board is aware for a going-private or other similar transaction with respect to the Company.

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Deteriorating Macroeconomic Environment.   Increasing global interest rate environment is causing a negative impact on global real estate. Recent market conditions in China has resulted in high profile credit quality deterioration, including defaults and bankruptcies, by Chinese real estate developers.

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Deteriorating Microeconomic Environment.   The customer trends of the Company demonstrate a progressive and significant deterioration in customer revenues and revenue visibility. The Company forecasts a more than 57% decrease in its revenues by 2025 from its 2020 peak.

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Reduced Costs and Expenses.   The costs and administrative burdens associated with the Company’s status as a U.S. publicly traded company, including the costs associated with regulatory filings and compliance requirements, will be reduced. The Company has estimated that no longer being subject to such requirements will result in a saving of direct costs of approximately US$2 million for the first year following the completion of the Merger, and commensurate cost savings thereafter. These costs become more burdensome to the Company over time since the listing of the Company on June 11, 2019 as a result of its separation and distribution from Fang Holdings.

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Potential Adverse U.S. Regulatory Changes.   The possibility that China-based U.S.-listed public companies such as the Company could be delisted from U.S. stock exchanges, or be subject to other burdensome restrictions, by reason of any newly enacted law or regulation similar in substance to (i) the “Holding Foreign Companies Accountable Act” passed by the U.S. Senate in May 2020 and by the U.S. House of Representatives in December 2020, and (ii) the “Memorandum on Protecting United States Investors from Significant Risks from Chinese Companies” issued by the U.S. White House in June 2020, both of which purport to address perceived risks to investors in U.S. financial markets from the PRC government’s purported failure to allow audit firms, such as the Company’s independent auditor, that audit U.S.-listed companies based in China to be adequately examined by the U.S. Public Company Accounting Oversight Board pursuant to U.S. securities law.

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Dissenters’ Rights.   The availability of Dissenters’ Rights to Unaffiliated Security Holders who comply with all of the required procedures as provided under the Merger Agreement for exercising Dissenters’ Rights and subsequently comply with the relevant procedures and requirements of Section 238 of the Cayman Islands Companies Act for the exercise of Dissenters’ Rights, which allow such holders to seek an appraisal of the fair value of their Shares under the Cayman Islands Companies Act and to receive payment of the fair value of their Shares as determined by the Court.

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Limited Guarantee.   The fact that the Sponsor will guarantee the Parent Termination Fee and have delivered evidence of their creditworthiness.

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Equity Commitment.   The fact that Fang Holdings, as a member of the Buyer Group, has delivered the Equity Commitment Letter committing sufficient cash to complete the Merger, and evidence of the creditworthiness of equity commitment sources.

The Special Committee and the Board did not consider the Company’s net book value, which is an accounting concept based on historical costs, as a factor because they believed that net book value is not a material indicator of the Company’s value as a going concern but rather is indicative of historical costs (and does not, for example, take into account the future prospects of the Company, market trends and conditions or business risks inherent in a competitive market); and therefore, in their view, is not a relevant measure in the determination as to the fairness of the Merger. Except for the Original Proposal and the Proposal, the Company is not aware of any other offers (firm or otherwise) made by any unaffiliated person, other than the Buyer Group, during the past two years for: (i) a merger or consolidation of the Company with or into another company, or vice-versa; (ii) a sale or other transfer of all or any substantial part of the assets of the Company; or (iii) a purchase of the Company’s securities that would enable the holder to exercise control of the Company.
In the course of reaching its conclusion regarding the fairness of the Merger to Unaffiliated Security Holders, the Special Committee and the Board considered financial analyses presented by Roth Capital as an indication of the going concern value of the Company. These analyses included among others, comparable companies analysis, precedent transactions analysis, recent 13-D transactions, premiums analyses, discounted cash flow analysis as well as other data and considerations presented by Roth Capital. All of the material analyses as presented to the Special Committee and the Board are summarized below under the caption “Opinion of the Special Committee’s Financial Advisor” beginning on page 48 of this Transaction Statement. The Special Committee and the Board considered, among others, these analyses and the opinion of Roth Capital in reaching its determination as to the fairness of the transactions contemplated by the Merger Agreement, including the Merger, and expressly adopted these analyses and opinions, among other factors considered, in reaching their respective determination as to the fairness of the transactions contemplated by the Merger Agreement, including the Merger.
In their consideration of the fairness of the proposed Merger, the Special Committee and the Board did not undertake an appraisal of the assets of the Company to determine the Company’s liquidation value for

Unaffiliated Security Holders, due to the impracticability of determining a liquidation value given the significant execution risk involved in any breakup. In addition, the Special Committee and the Board did not consider the Company’s liquidation value to be a relevant valuation method because they consider the Company to be a viable going concern where value is derived from cash flows generated from its continuing operations, and because the Company will continue to operate its business following the Merger.
In their consideration of the fairness of the proposed Merger, the Special Committee and the Board did not seek to establish a pre-merger going concern value for the Shares and ADSs to determine the fairness of the merger consideration to Unaffiliated Security Holders because following the Merger the Company will have a significantly different capital structure. However, to the extent the pre-merger going concern value was reflected in the pre-announcement price of the ADSs, the merger consideration represented a premium to the going concern value of the Company.
The foregoing discussion of the information and factors considered and given weight by the Special Committee and the Board in connection with their evaluation of the fairness of the Merger to Unaffiliated Security Holders is not intended to be exhaustive, but includes all material factors considered. The Special Committee and the Board found it impracticable to assign, and did not assign, relative weights to the foregoing factors considered in reaching its conclusions as to the fairness of the Merger to Unaffiliated Security Holders. Rather, the Special Committee and the Board made the fairness determinations on behalf of the Company after considering all of the foregoing factors as a whole.
In addition to the foregoing factors and analyses that supported the Special Committee’s and the Board’s belief that the Merger is fair to Unaffiliated Security Holders, the Special Committee and the Board also weighed the following negative factors:
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No Future Participation in the Prospects of the Company.   Following the consummation of the Merger, Unaffiliated Security Holders will cease to participate in any future earnings of or benefit from any increases in the value of the Company. Only the Buyer Group would benefit from an increase in the value of the Company following the completion of the Merger.

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No Opportunity for Unaffiliated Security Holders to Vote on the Merger.   Because the Merger is being effected pursuant to a “short-form” merger under section 233(7) of Cayman Islands Companies Act, the Merger does not require approval of the Company’s shareholders to effect the Merger if a copy of the Plan of Merger is given to every registered shareholder of the Company. Unaffiliated Security Holders will not therefore have the opportunity to vote on the Merger.

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Historical Closing Price.   The historical closing price of the ADSs is as high as US$1.30 per ADS during the 52-week period prior to the announcement of the execution of the Merger Agreement.

After weighing these negative factors and giving them due consideration, the Special Committee and the Board have concluded that none of these factors, alone or in the aggregate, is significant enough to outweigh the factors and analyses that they considered to support their belief that the Merger is fair to Unaffiliated Security Holders.
In addition, notwithstanding the fact that Unaffiliated Security Holders will not be entitled to vote to approve or disapprove the Merger Agreement and the Plan of Merger, the Special Committee and the Board believed that sufficient procedural safeguards were and are present to ensure that the Merger is procedurally fair to Unaffiliated Security Holders and to permit the Special Committee and the Board to represent effectively the interests of such Unaffiliated Security Holders, which procedural safeguards include the following, which are not listed in any relative order of importance:
•
the consideration and negotiation of the Merger Agreement were conducted entirely under the control and supervision of the Special Committee, which consists of two independent directors, and that no limitations were placed on the Special Committee’s authority;

•
in considering the transaction with the Buyer Group, the Special Committee, consisting solely of independent and disinterested directors, acted solely to represent the interests of Unaffiliated Security Holders, and the Special Committee, on behalf of Unaffiliated Security Holders, had full control of the extensive negotiations with the Buyer Group and its advisors;

•
all of the members of the Special Committee during the entire process were and are independent directors and free from any affiliation with the Buyer Group; in addition, neither of the members of the Special Committee is or ever was an employee of the Company or any of its subsidiaries or affiliates and neither of such members has any financial interest in the Merger that is different from that of Unaffiliated Security Holders, other than the members’ receipt of the Board compensation in the ordinary course, their non-contingent compensation as members of the Special Committee and their indemnification and liability insurance rights under the Merger Agreement;

•
the Special Committee retained its own legal counsel and financial advisor that are independent from the Buyer Group to assist the Special Committee in connection with the review and consideration of the Merger, and such legal counsel and financial advisor acted solely on behalf of the Special Committee for the purposes of negotiating the terms of the Merger and preparing the opinion concerning the fairness of the transactions contemplated under the Merger Agreement;

•
the Special Committee was empowered, among other things, to review, evaluate, and negotiate the terms of the Merger and to recommend to the Board what action should be taken by the Company, including not to engage in the relevant transactions, including the Merger;

•
the terms and conditions of the Merger Agreement were the product of extensive negotiations between the Special Committee and its advisors, on the one hand, and the Buyer Group and their advisors, on the other hand;

•
the Special Committee held meetings on multiple occasions to consider and review the terms of the Merger Agreement and the Proposed Transaction;

•
the ability of the Special Committee to evaluate bona fide, unsolicited alternative acquisition proposals that may arise between the date of the Merger Agreement and the Effective Time, to furnish confidential information to and conduct negotiations with such third parties and, in certain circumstances, to terminate the Merger Agreement subject to the payment to Parent of a termination fee, and accept a Superior Proposal, consistent with the Special Committee’s fiduciary obligations;

•
the Special Committee did not have any obligation to approve the Merger Agreement, the Plan of Merger, the Merger and the related transactions, or to recommend that the Board approve them;

•
the Special Committee and the Board intend to mail the definitive Transaction Statement to the shareholders of the Company at least 20 days prior to the Effective Date. The Special Committee and the Board intend to effect the Merger in a manner that is in compliance with all procedural requirements under Rule 13e-3 of the Exchange Act and the Cayman Islands Companies Act, in each case to the extent applicable to a “short-form” merger to be effected under the Cayman Islands Companies Act.

As Parent will hold more than 90% of the total voting power in the Company, the Merger will be a “short-form” merger in accordance with Part XVI (and in particular section 233(7)) of the Cayman Islands Companies Act, which does not require approval of the shareholders of the parties to the Merger. The Special Committee and the Board noted that, as a result, the authorization and approval of the Merger Agreement, the Plan of Merger and the transactions thereof, including the Merger, are not subject to approval by a majority of Unaffiliated Security Holders. Nevertheless, the Special Committee and the Board believe the Merger is procedurally fair to Unaffiliated Security Holders because, among other things and in addition to all the procedural safeguards described above, (i) the majority-of-the-minority voting requirement is not customary in going-private transactions involving Cayman Islands companies, and no shareholders’ voting is required at all under the Cayman Islands Companies Act for a “short-form” merger like the Merger, and (ii) various safeguards and protective steps have been adopted to ensure the procedural fairness of the transactions, including without limitation (a) the Board’s formation of the Special Committee and granting to the Special Committee of the authority to review, evaluate, and negotiate (and to ultimately either authorize or reject) the terms of the Merger Agreement, (b) the Special Committee’s retention of, and receipt of advice from, competent and experienced independent legal counsel and independent financial advisor, and (c) the right of the Company to evaluate bona fide, unsolicited alternative acquisition proposals that may arise between the date of the Merger Agreement and the Effective Time.
Certain directors and executive officers of the Company have interests in the Merger that are different from, and/or in addition to, those of Unaffiliated Security Holders by virtue of their continuing interests in the surviving company after the consummation of the Merger. These interests are described under the caption “Summary — Interests of the Company’s Directors and Executive Officers in the Merger.”
Position of the Buyer Group as to the Fairness of the Merger
Under SEC rules governing “going-private” transactions, each member of the Buyer Group is required to express its belief as to the fairness of the Merger to Unaffiliated Security Holders of the Company. Each member of the Buyer Group is making the statements included in this section solely for the purpose of complying with the requirements of Rule 13e-3 and related rules under the Exchange Act. The Buyer Group has interests in the Merger that are different from, and/or in addition to, those of Unaffiliated Security Holders by virtue of their continuing interests in the Surviving Company after the completion of the Merger. These interests are described under the caption “Special Factors — Interests of Certain Persons in the Merger — Interests of the Buyer Group.”
The Buyer Group believes the interests of Unaffiliated Security Holders were represented by the Special Committee, which negotiated the terms and conditions of the Merger Agreement with the assistance of its independent legal and financial advisors. The Buyer Group attempted to negotiate a transaction that would be most favorable to it and not to Unaffiliated Security Holders and, accordingly, did not negotiate the Merger Agreement with a goal of obtaining terms that were fair to such holders. None of members of the Buyer Group participated in the deliberations of the Special Committee regarding, or received any advice from the Special Committee’s independent legal or financial advisors as to, the fairness of the Merger to Unaffiliated Security Holders.
Furthermore, the Buyer Group did not undertake a formal evaluation of the fairness of the Merger. No financial advisor provided the Buyer Group with any analysis or opinion with respect to the fairness of the Merger Consideration to Unaffiliated Security Holders.
Based on their knowledge and analysis of available information regarding the Company, as well as discussions with the Company’s senior management regarding the Company and its business and the factors considered by, and findings of, the Special Committee and the Board discussed under the caption “Special Factors — Reasons for the Merger and Position of the Special Committee and the Board,” the Buyer Group believes that the Merger is substantively fair to Unaffiliated Security Holders of the Company based on their consideration of the following factors, which are not listed in any relative order of importance:
•
the current and historical market prices of the ADSs, including the fact that the merger consideration of US$1.00 per ADS or Share in cash representing a premium of approximately 42.9% to the closing price of the ADSs on August 22, 2022, the last trading day prior to the Company’s announcement of its receipt of the preliminary non-binding “going private” proposal from Fang Holdings on August 23, 2022, and premiums of approximately 46.2% and 33.1% to the volume-weighted average closing price of the ADSs during the last 30 trading days and 60 trading days, respectively, prior to and including August 22, 2022;

•
the Special Committee and, acting upon the unanimous recommendation of the Special Committee, the Board (other than Mr. Robert Ciemniak who abstained from voting) determined that the Merger Agreement and the transactions contemplated by the Merger Agreement, including the Merger, are in the best interests of Unaffiliated Security Holders;

•
the Merger Consideration to be paid to the Unaffiliated Security Holders in the Merger is all cash, which allows Unaffiliated Security Holders to immediately realize certainty of value and liquidity without incurring brokerage and other costs typically associated with market sales and allows Unaffiliated Security Holders not to be exposed to risks and uncertainties relating to the prospects of the Company;

•
Parent obtained equity financing for the Transactions, as well as the limited number and nature of the conditions to such equity financing;

•
notwithstanding that the Buyer Group may not rely upon the opinion provided by financial advisor to the Special Committee, the Special Committee received from its financial advisor an opinion, dated December 22, 2022, as to the fairness, from a financial point of view, of the Per Share Merger Consideration to be received by the holders of the Shares (other than the Excluded Shares and

Dissenting Shares) and the Per ADS Merger Consideration to be received by the holders of ADSs (other than ADSs representing the Excluded Shares) in the Merger, as of December 22, 2022, based upon and subject to the procedures followed, assumptions made, qualifications and limitations on the review undertaken and other matters considered by Roth Capital in preparing its opinion;
•
the Company, under certain circumstances, is able to specifically enforce the terms of the Merger Agreement, the Support Agreement, the Equity Commitment Letter and the Limited Guarantee;

•
pursuant to and subject to limitations set forth in the Limited Guarantee, Fang Holdings has guaranteed to the Company the due and punctual performance and discharge as and when due of the payment obligations of Parent with respect to (i) the payment of termination fee pursuant to Section 9.3(b) of the Merger Agreement (subject to the terms and limitations of Section 9.3(b) of the Merger Agreement) and (ii) the reimbursement obligations of Parent pursuant to Section 9.3(c) of the Merger Agreement, subject to a cap of US$2,200,000; and

•
the Merger is not conditioned on any financing being obtained by Parent or Merger Sub or the sufficiency of the available cash of the Company for the Merger, thus increasing the likelihood that the Merger will be consummated and the Merger Consideration will be paid to holders of the Shares (other than the Excluded Shares and Dissenting Shares) and holders of ADSs (other than ADSs representing the Excluded Shares).

The Buyer Group did not consider the Company’s net book value, which is an accounting concept based on historical costs, as a factor because it believed that net book value is not a material indicator of the Company’s value as a going concern but rather is indicative of historical costs (and does not, for example, take into account the future prospects of the Company, market trends and conditions, or business risks inherent in a competitive market) and therefore, in its view, is not a relevant measure in the determination as to the fairness of the Merger. The Buyer Group notes, however, that the merger consideration of US$1.00 per ADS or Share, is substantially higher than the net book value per Share of US$0.19 as of September 30, 2022 (based on the number of issued and outstanding Shares as of that date).
In its consideration of the fairness of the Merger, the Buyer Group did not undertake an appraisal of the assets of the Company to determine the Company’s liquidation value for Unaffiliated Security Holders due to the impracticability of determining a liquidation value because it considered the Company to be a viable going concern where value is derived from cash flows generated from its continuing operations, and because the Buyer Group intends that the Company will continue to operate its business following the Merger. Therefore, the Buyer Group did not believe liquidation value to be relevant to a determination as to the fairness of the Merger.
The Buyer Group did not seek to establish a pre-Merger going concern value for the Shares and ADSs to determine the fairness of the Merger Consideration to Unaffiliated Security Holders because following the Merger the Company will have a significantly different capital structure. Therefore, the Buyer Group does not believe that the going-concern value of the Company is an appropriate indicator to determine the fairness of Merger Consideration payable in the Merger to the Unaffiliated Security Holders. However, to the extent the pre-Merger going concern value was reflected in the pre-announcement price of the ADSs, the merger consideration represented a premium to the going concern value of the Company.
The Buyer Group believes that the transactions contemplated by the Merger Agreement, including the Merger, are procedurally fair to Unaffiliated Security Holders based on the following factors, which are not listed in any relative order of importance:
•
the members of the Special Committee are not officers or employees of the Company or affiliated with any member of the Buyer Group, and do not have any interests in the Merger different from, or in addition to, those of Unaffiliated Security Holders, other than (i) the directors’ receipt of Board compensation in the ordinary course, (ii) continued indemnification rights, rights to advancement of fees, and directors and officers liability insurance that are required by the Merger Agreement to be provided by the Surviving Company to the existing directors and officers of the Company following the Effective Time, and (iii) their non-contingent compensation as members of the Special Committee;

•
the Special Committee was established and given authority to, among other things, review, evaluate and negotiate the terms of the Merger and to recommend to the Board what action should be taken by the Company, including not to engage in the Merger;

•
the Special Committee retained and was advised by its independent legal and financial advisors who are experienced in advising committees such as the Special Committee in similar transactions;

•
the Special Committee held meetings regularly to consider and review the terms of the Merger Agreement and the Transactions;

•
the condition that the “going private” proposal from Fang Holdings was conditioned on the approval of the Special Committee;

•
the Special Committee and the Board had no obligation to recommend the Transactions;

•
the Special Committee and the Board were fully informed about the extent to which the interests of the certain shareholders of the Company who are also members of the Buyer Group in the Merger differed from those of Unaffiliated Security Holders;

•
no member of the Buyer Group nor any of their advisors participated in or sought to influence the deliberative process of the Special Committee;

•
the Merger was unanimously approved by the Special Committee;

•
the Merger Consideration, other terms and conditions of the Merger Agreement and the transactions contemplated by the Merger Agreement were the result of extensive negotiations between the Special Committee and its advisors on the one hand, and the Buyer Group and their advisors on the other hand;

•
under the terms of the Merger Agreement, in certain circumstances, the Company is permitted to provide information to and participate in discussions or negotiations with persons making acquisition proposals, and the Board is permitted to withdraw or modify its recommendation of the Merger Agreement if the proposal constitutes a Superior Proposal under the Merger Agreement;

•
the Company is able to, subject to compliance with the terms and conditions of the Merger Agreement, terminate the Merger Agreement prior to the completion of the Merger in order to accept an alternative acquisition agreement proposed by a third party that is a Superior Proposal. However, the Buyer Group acknowledges that the fact that they owned shares in the Company representing approximately 95% of the outstanding voting power and their ability to veto any other transaction at a shareholders’ meeting, and their expressed unwillingness to sell their stake in the Company to a third party, may have discouraged, and may in the future discourage, third parties from submitting alternative transaction proposals with terms and conditions, including price, that may be superior to the Merger;

•
the availability of Dissenters’ Rights to Unaffiliated Security Holders who comply with all of the required procedures as provided under the Merger Agreement and Plan of Merger for exercising Dissenters’ Rights and subsequently comply with the relevant procedures and requirements of Section 238 of the Cayman Islands Companies Act for the exercise of Dissenters’ Rights, which allow such holders to seek an appraisal of the fair value of their Shares under the Cayman Islands Companies Act and to receive payment of the fair value of their Shares as determined by the Court; and

•
the Merger Agreement requires Parent to pay a termination fee of US$2,000,000, if the Merger Agreement is terminated under certain circumstances.

The Buyer Group believes that the Merger is procedurally fair to Unaffiliated Security Holders, notwithstanding the fact that they will not be entitled to vote to approve or disapprove the Merger Agreement and the Plan of Merger, in view of (i) the Special Committee’s approval of the terms of the Merger Agreement and the Plan of Merger; (ii) the fact that the Merger Agreement, the Plan of Merger and the consummation of the Transactions have been approved by the Board (other than Mr. Robert Ciemniak who abstained from voting); (iii) the fact that no shareholder vote is required for a short-form merger, such as the Merger, under the Cayman Islands Companies Act; and (iv) the fact that the Special Committee received an opinion from Roth Capital regarding the fairness, from a financial point of view, of the Per Share Merger Consideration to be received by the holders of the Shares (other than the Excluded Shares and Dissenting Shares) and Per ADS Merger Consideration to be received by the holders of the ADSs (other than ADSs representing the Excluded Shares).
The foregoing discussion of the information and factors considered and given weight by the Buyer Group in connection with its evaluation of the substantive and procedural fairness of the Merger to Unaffiliated

Security Holders is not intended to be exhaustive, but is believed to include all material factors considered by the Buyer Group. The Buyer Group found it impracticable to assign, and did not assign, relative weights to the foregoing factors considered in reaching its conclusions as to the substantive and procedural fairness of the Merger to Unaffiliated Security Holders. Rather, the Buyer Group made the fairness determinations after considering all of the foregoing as a whole.
Certain Financial Projections
The Company does not generally make public detailed financial forecasts or internal projections as to future performance, revenues, earnings, or financial condition. However, the Company’s management provided financial projections for the fiscal years ending December 31, 2022 through December 31, 2025 (the “Management Projections”) in connection with Roth Capital’s financial analyses of the Merger. The Management Projections, which were based on the Company’s management’s estimates of the Company’s future financial performance as of the date provided, were prepared by the Company’s management for internal use by the Special Committee and for use by Roth Capital in its financial analysis.
The inclusion of the Management Projections should not be regarded as an indication that the Company, the Board, the Special Committee, or Roth Capital considered, or now considers, the Management Projections to be a reliable prediction of future results. No person has made or makes any representation or warranty to any person, including any shareholder of the Company, regarding the information included in the Management Projections.
The Management Projections were prepared by the Company’s management in November 2022 based on certain assumptions that management then believed to be potentially achievable. Although the Management Projections were prepared in good faith by the Company’s management, no assurance can be made regarding future events and actual results may be significantly higher or lower than forecasted by the Management Projections. The Management Projections also reflect assumptions as of their respective time of preparation as to certain business decisions that are subject to change. Although presented with numerical specificity, the Management Projections are based upon a variety of estimates and numerous assumptions made by management with respect to, among other matters, industry, economic, business performance, tax, regulatory, geopolitical, market, and financial conditions and the factors described in “Cautionary Note Regarding Forward-Looking Statements,” all of which are difficult to predict, are subject to significant economic and competitive uncertainties, and are beyond the Company’s control.
In preparing the Management Projections, the Company’s management necessarily made certain assumptions about future financial factors affecting its business. The main assumptions underlying the Management Projections are:
•
the Company would continue to operate as a standalone company and do not reflect any impact of the Proposed Transaction;

•
the overall economy in China will remain stable;

•
that there will be no material change in competition affecting the Company;

•
there will be no major changes to relevant government policies and regulations relating to the Company’s corporate structure, business and industry; and

•
the global economy will continue to recover from COVID-19 pandemic and there is no material deterioration of the COVID-19 globally.

Furthermore, the Management Projections do not take into account any failure of the Merger to be completed and should not be viewed as reflective of management’s expectations under those circumstances. In addition, because the Management Projections cover multiple years, such information by its nature becomes less reliable with each successive year. As a result, there can be no assurance that the estimates and assumptions made in preparing the Management Projections will prove accurate, that the projected results will be realized, or that actual results will not be significantly higher or lower than projected results. The Management Projections cannot, therefore, be considered a guaranty of future operating results, and this information should not be relied on as such.

Except to the extent required by law, the Company does not intend to update or otherwise revise the Management Projections to reflect circumstances existing after the date they were prepared or to reflect the occurrence of future events, even in the event that any or all of the assumptions underlying such prospective financial information are no longer appropriate. None of the Company or its affiliates, advisors, officers, directors, or representatives has made or makes any representation to any shareholder or other person regarding the ultimate performance of the Company compared to the information contained in the projections or that projected results will be achieved.
The Management Projections were not prepared with a view toward public disclosure, the published guidelines of the SEC regarding financial projections and forecasts, or the guidelines established by the American Institute of Certified Public Accountants for preparation and presentation of financial projections and forecasts. Neither the Company’s independent registered public accounting firm nor any other independent registered public accounting firm has examined, compiled, or otherwise performed any procedures with respect to the prospective financial information contained in the Management Projections and, accordingly, neither the Company’s independent registered public accounting firm nor any other independent registered public accounting firm has expressed any opinion or given any other form of assurance on such information or its achievability, and assumes no responsibility for, and disclaims any association with, the prospective financial information.
The following tables set forth the Management Projections delivered by our management to Roth Capital on November 24, 2022, which were considered by the Special Committee in connection with its analysis of the Merger and Roth Capital in connection with its financial analyses of the Proposed Transaction and delivery of its opinion.
Management Projections	2022Q3	2022Q4	2023Q1	2023Q2	2023Q3	2023Q4	2024Q1
	(Amounts in RMB, except for percentages)
Revenues	97,669,340	104,269,727	82,955,149	88,175,133	87,902,406	93,842,754	74,659,634
Cost of revenues	-19,734,987	-27,745,752	-15,213,112	-15,600,670	-17,761,488	-24,971,177	-13,691,801
Gross Profit	77,934,353	76,523,974	67,742,037	72,574,463	70,140,918	68,871,577	60,967,833
Selling and marketing expenses	-22,096,970	-22,991,900	-22,080,600	-26,430,051	-22,096,970	-22,991,900	-19,872,540
General and administrative expenses	-16,868,387	-19,988,300	-17,593,696	-9,652,549	-16,868,387	-19,988,300	-15,834,326
Research and development expenses	-7,912,585	-6,874,700	-6,619,906	-5,058,740	-7,912,585	-6,874,700	-5,957,915
Operating expenses	-46,877,942	-49,854,900	-46,294,202	-41,141,339	-46,877,942	-49,854,900	-41,664,782
Operating Income	31,056,411	26,669,074	21,447,835	31,433,124	23,262,976	19,016,677	19,303,051
Interest income	2,091,342	992,124	2,091,342	992,124	2,091,342	992,124	2,091,342
Change in fair value of the warrant	-2,450,183	—	—	—	-2,450,183	—	—
Gains on sales of available for sale investments	-3,525	340,160	-3,525	340,160	-3,525	340,160	-3,525
Government grants	363,451	13,220	363,451	363,451	363,451	13,220	363,451
Income before income taxes	31,057,496	28,014,578	23,899,103	33,128,859	23,264,061	20,362,181	21,754,319
Income tax expense	-3,287,659	-3,182,485	-3,416,997.80	-4,736,631.25	-3,326,202.03	-2,911,302.85	-3,110,345.27
Net income	27,769,837	24,832,093	20,482,105	28,392,227	19,937,859	17,450,878	18,643,974
Gross margin	79.79%	73.39%	81.66%	82.31%	79.79%	73.39%	81.66%
Operating margin	31.80%	25.58%	25.85%	35.65%	26.46%	20.26%	25.85%
Net profit	28.43%	23.82%	24.69%	32.20%	22.68%	18.60%	24.97%
ETR	10.59%	11.36%	14.30%	14.30%	14.30%	14.30%	14.30%

Management Projections (Continued)	2024Q2	2024Q3	2024Q4	2025Q1	2025Q2	2025Q3	2025Q4
	(Amounts in RMB, except for percentages)
Revenues	70,540,106	79,112,165	84,458,479	59,727,707	63,486,096	71,200,949	76,012,631
Cost of revenues	-12,480,536	-15,985,339	-22,474,059	-10,953,441	-11,232,482	-14,386,806	-20,226,653
Gross Profit	58,059,571	63,126,826	61,984,419	48,774,266	52,253,614	56,814,143	55,785,977
Selling and marketing expenses	-23,787,046	-19,887,273	-20,692,710	-17,885,286	-21,408,341	-17,898,546	-18,623,439
General and administrative expenses	-8,687,294	-15,181,548	-17,989,470	-14,250,894	-7,818,564	-13,663,393	-16,190,523
Research and development expenses	-4,552,866	-7,121,327	-6,187,230	-5,362,124	-4,097,579	-6,409,194	-5,568,507
Operating expenses	-37,027,205	-42,190,148	-44,869,410	-37,498,303	-33,324,485	-37,971,133	-40,382,469
Operating Income	21,032,365	20,936,678	17,115,009	11,275,963	18,929,129	18,843,010	15,403,508
Interest income	992,124	2,091,342	992,124	2,091,342	992,124	2,091,342	992,124
Change in fair value of the warrant	—	—	—	—	—	0	0
Gains on sales of available for sale investments	340,160	-3,525	340,160	-3,525	340,160	-3,525	340,160
Government grants	363,451	363,451	13,220	363,451	363,451	363,451	13,220
Income before income taxes	22,728,100	23,387,946	18,460,513	13,727,231	20,624,863	21,294,278	16,749,012
Income tax expense	-3,249,572.50	-3,343,914.67	-2,639,410.03	-1,962,664.38	-2,948,860.18	-3,044,570.45	-2,394,706.50
Net income	19,478,527	20,044,031	15,821,103	11,764,567	17,676,003	18,249,708	14,354,305
Gross margin	82.31%	79.79%	73.39%	81.66%	82.31%	79.79%	73.39%
Operating margin	29.82%	26.46%	20.26%	18.88%	29.82%	26.46%	20.26%
Net profit	27.61%	25.34%	18.73%	19.70%	27.84%	25.63%	18.88%
ETR	14.30%	14.30%	14.30%	14.30%	14.30%	14.30%	14.30%
Note 1   Management believes that Chinese Real Estate Market will keep decreasing during Q1-Q2 2023 under COVID-19 impact and government policy. The turn around point might happen in Q3 – Q4 2023.
Note 2   Because most of the Company’s long term business partners experienced operation and business difficulties to certain extent in 2022, Management started the “change client-base event”, which means that Management needs to incur significant amount of resources and energy to build up relationship with new clients. Management expected an increase in the sales expense to develop the market.
Note 3   As a SAAS concept technology company, company will keep invest in its R&D activities in the future.
Roth Capital, as the Special Committee’s financial advisor, reviewed with the Special Committee certain financial analyses that were based, in part, on the Management Projections summarized above. For additional information regarding the analyses by the Special Committee’s financial advisor, see “Discussion Materials prepared by Roth Capital Partners, LLC for discussion with the Special Committee of the Board, dated as of December 22, 2022” filed as Exhibit (c)(2) to this Transaction Statement and “Special Factors — Opinion of the Special Committee’s Financial Advisor.”
The Management Projections are forward-looking statements. For information on factors that may cause the Company’s future financial results to materially vary, see “Cautionary Note Regarding Forward-Looking

Statements” of this Transaction Statement and “Item 3. Key Information — D. Risk Factors” included in the Company’s Annual Report, which is incorporated by reference into this Transaction Statement.
Opinion of the Special Committee’s Financial Advisor
Pursuant to an engagement letter, dated October 11, 2022 (the “Engagement Letter”), the Special Committee retained Roth Capital to act as its financial advisor in connection with the Merger Agreement and, at the Special Committee’s request, to render an opinion to the Special Committee as to the fairness, from a financial point of view, of the Merger Consideration to be received by the holders of Shares (other than the Excluded Shares and Dissenting Shares) and holders of ADSs (other than ADSs representing the Excluded Shares) pursuant to the Merger Agreement is fair, from a financial point of view, to such holders.
On December 22, 2022, Roth Capital rendered its oral opinion, subsequently confirmed in writing, to the Special Committee that, as of such date, and based upon and subject to the various assumptions made, procedures followed, matters considered and qualifications and limitations set forth in the opinion, that the Merger Consideration to be received by the holders of Shares (other than the Excluded Shares and Dissenting Shares) and holders of ADSs (other than ADSs representing the Excluded Shares) pursuant to the Merger Agreement was fair, from a financial point of view, to such holders.
The full text of Roth Capital’s written opinion, dated December 22, 2022, is attached to this proxy statement as Annex D and is incorporated by reference herein. Shareholders of the Company are urged to read the entire opinion carefully and in its entirety to learn about the assumptions made, procedures followed, matters considered and limitations on the scope of the review undertaken by Roth Capital in rendering its opinion. The analysis performed by Roth Capital should be viewed in its entirety; none of the methods of analysis should be viewed in isolation when reaching a conclusion on whether the Merger Consideration was fair. The opinion addresses only the fairness of the Merger Consideration to be received by the holders of Shares (other than the Excluded Shares and Dissenting Shares) and holders of ADSs (other than ADSs representing the Excluded Shares) pursuant to the Merger Agreement, from a financial point of view, as of the date of the opinion, and does not address the merits of the Company’s underlying business decision to proceed with or effect the Merger or the likelihood of consummation of the Merger. Roth Capital expressed no opinion or recommendation to the Special Committee whether the Company should proceed with the Merger. Roth Capital’s opinion was directed to the Special Committee in connection with its consideration of the Merger Agreement and was not intended to be, and does not constitute, a recommendation to any shareholder as to how such shareholder should vote with respect to the Merger or any other matter.
In arriving at its opinion, Roth Capital:
i)
reviewed the draft Merger Agreement provided to Roth Capital on December 21, 2022;

ii)
reviewed certain information, including financial forecasts, relating to the business, earnings, cash flow, assets, liabilities and prospects of China Index Holdings that were furnished to Roth Capital by management of the Company;

iii)
conducted discussions with members of senior management of the Company concerning the matters described in clause (ii) above;

iv)
conducted discussions with members of MaloneBailey regarding their work on behalf of the Company;

v)
reviewed publicly available information relating to the Company;

vi)
reviewed the financial terms, to the extent publicly available, of certain other transactions that Roth Capital deemed relevant;

vii)
reviewed the financial terms, to the extent publicly available, of certain public companies that Roth Capital deemed relevant; and

viii)
performed such other analyses, including detailed financial analyses, and considered such other factors as Roth Capital deemed appropriate for the purpose of reviewing the proposed Merger and rendering its opinion.

For purposes of rendering its opinion, Roth Capital relied upon and assumed, without assuming liability or responsibility for independent verification, the accuracy and completeness of all information that was publicly available or was furnished, or otherwise made available, to Roth Capital or discussed with or reviewed by or for Roth Capital. Roth Capital further assumed that the financial information provided by the Company was prepared on a reasonable basis in accordance with industry practice, and that management of the Company was not aware of any information or facts that would make any information provided to Roth Capital incomplete or misleading. Without limiting the generality of the foregoing, for the purpose of its opinion, Roth Capital assumed that with respect to financial forecasts, estimates and other forward-looking information reviewed by it, that such information was reasonably prepared based on assumptions reflecting the best currently available estimates and judgments of the management of the Company as to the expected future results of operations and financial condition of China Index Holdings. Roth Capital did not express any opinion as to any such financial forecasts, estimates or forward-looking information or the assumptions on which they were based. In addition, with respect to such financial forecasts provided to and examined by Roth Capital, Roth Capital noted that projecting future results of any company, partnership, venture or asset is inherently subject to uncertainty.
In connection with its opinion, Roth Capital assumed and relied upon, without independent verification, the accuracy and completeness of all the financial, legal, regulatory, tax, accounting and other information provided to, discussed with or reviewed by Roth Capital. Roth Capital’s opinion did not address any legal, regulatory, tax or accounting issues. In arriving at its opinion, Roth Capital assumed that the executed Merger Agreement would be in all material respects identical to the draft Merger Agreement reviewed by Roth Capital on December 21, 2022. Roth Capital relied upon and assumed, without independent verification, that (i) the representations and warranties of all parties set forth in the Merger Agreement and all related documents and instruments that were referred to therein were true and correct, (ii) each party to the Merger Agreement would fully and timely perform all of the covenants and agreements required to be performed by such party, (iii) the Merger Agreement would be consummated pursuant to the terms of the Merger Agreement without any waiver or amendments thereto or delay of any terms or conditions thereof, and (iv) all conditions to the consummation of the Merger Agreement would be satisfied without waiver by any party of any conditions or obligations thereunder. Additionally, Roth Capital assumed that in connection with the receipt of all the necessary regulatory or other approvals and consents required for the proposed Merger, no delays, limitations, conditions or restrictions would be imposed that would have a material adverse effect on the Company or the contemplated benefits of the Merger.
In arriving at its opinion, Roth Capital did not perform any appraisals or valuations of any specific assets or liabilities (fixed, contingent or other) of the Company and was not furnished or provided with any such appraisals or valuations. Without limiting the generality of the foregoing, Roth Capital undertook no independent analysis of any pending or threatened litigation, regulatory action, possible unasserted claims or other contingent liabilities to which the Company or any of their respective affiliates was a party or may be subject, and at the direction of the Special Committee and with its consent, Roth Capital’s opinion made no assumption concerning, and therefore did not consider, the possible assertion of claims, outcomes or damages arising out of any such matters (other than to the extent set forth in the Merger Agreement or the financial information provided to Roth Capital by or on behalf of the Company).
Roth Capital’s opinion was based upon the information available to it and facts and circumstances as they existed and were subject to evaluation on the date thereof; events occurring after the date thereof could materially affect the assumptions used in preparing Roth Capital’s opinion. Roth Capital did not express any opinion as to the price at which the Company’s common shares may trade following announcement of the Merger Agreement or at any future time. Roth Capital did not undertake to reaffirm or revise its opinion or otherwise comment upon any events occurring after the date thereof and expressly disclaimed any such obligation to update, revise or reaffirm its opinion subsequent to the date thereof.
Roth Capital’s opinion addressed only the fairness, from a financial point of view and as of the date thereof, of the Merger Consideration to be received by holders of Shares in the Merger. Roth Capital’s opinion did not express any view on any other aspect of the Merger, including, without limitation, the fairness of the Merger Consideration to the holders of any class of securities, creditors or other constituencies of the Company except the holders of Shares (other than the Excluded Shares and Dissenting Shares) and holders of ADSs (other than ADSs representing the Excluded Shares). In addition, Roth Capital did not express an opinion about the fairness of the amount or nature of any compensation payable or to be paid to any of the officers, directors or employees of the Company, or any class of such persons, in connection with the Merger. The issuance of Roth Capital’s opinion was approved by Roth Capital’s fairness opinion committee.
Summary of Material Financial Analysis
The following is a summary of the material financial analyses performed by Roth Capital and reviewed by the Special Committee in connection with Roth Capital’s opinion relating to the Merger Agreement and does not purport to be a complete description of the financial analyses performed by Roth Capital. The rendering of an opinion is a complex analytic process involving various determinations as to the most appropriate and relevant methods of financial analysis and the application of those methods to the particular circumstances. Therefore, this summary does not purport to be a complete description of the analyses performed by Roth Capital or of its presentation to the Special Committee on December 22, 2022. The order of analyses described below does not represent the relative importance or weight given to those analyses by Roth Capital. Some of the summaries of the financial analyses include information presented in tabular format. In order to fully understand Roth Capital’s financial analyses, the tables must be read together with the text of each summary, as the tables alone do not constitute a complete description of the financial analyses. Considering the data below without considering the full narrative description of the financial analyses, including the methodologies and assumptions underlying the analyses, could create a misleading or incomplete view of Roth Capital’s financial analyses.
In performing its analyses, Roth Capital made numerous assumptions with respect to industry performance, general business and economic conditions and other matters, many of which are beyond the control of the Company or any other parties to the Merger Agreement. Roth Capital does not assume any responsibility if future results are materially different from those discussed. Any estimates contained in these analyses are not necessarily indicative of actual values or predictive of future results or values, which may be significantly more or less favorable than as set forth below.
Selected Publicly Traded Comparable Companies Analysis.   In order to assess how the public market values shares of publicly traded companies similar to the Company, Roth Capital reviewed and compared certain financial information relating to the Company with selected companies, which, in the exercise of its professional judgment and based on its knowledge of the industry, Roth Capital deemed similar to the Company. Although none of the selected companies is identical to the Company, Roth Capital selected these companies because they had publicly traded equity securities and were deemed to be similar to the Company in one or more respects, including the nature of their business, size, financial performance, geographic concentration and listing jurisdiction. The selected comparable companies are:
Company	Ticker
Leju Holdings Limited	LEJU
Urbanimmersive Inc.	TSXV:UI
P.E. Analytics Limited	PROPEQUITY
e-Seikatsu Co., Ltd.	3796
Property Data Bank	4389
Doma Holdings Inc.	DOMA
Voxtur Analytics Corp.	VXTR
Douglas Elliman Inc.	DOUG
Fang Holdings Limited	SFUN.Y
E-House Enterprise	2048
Compass, Inc.	COMP
Redfin Corporation	RDFN
Anywhere Real Estate	HOUS
Zillow Group, Inc.	ZG

For the Company and each of the selected companies, Roth Capital calculated and compared various financial multiples and ratios of the Company and the selected comparable companies based on each respective company’s public filings for historical information and third-party research estimates for forecasted information.
In its review of the selected companies, Roth Capital considered, among other things, (i) market capitalizations (computed using closing share prices as of December 20, 2022), (ii) enterprise values (“EV”), (iii) three month average daily trading volume (“ADTV”) as a percentage of market capitalization, (iv) EV as a multiple of reported revenue, and EV as a multiple of reported earnings before interest, tax, depreciation and amortization (“EBITDA”) for the latest twelve-month period (“LTM”) as of September 30, 2022 and estimated EBITDA for calendar years 2022 and 2023, (v) LTM gross margin, EBITDA margin and net income margin, and (vi) LTM revenue five year compound annual growth rate (“CAGR”). This information and the results of these analyses are summarized in the following table:

Notes to the table:
(1)
Source: Capital IQ, excluding comps with EVs greater than $10Bn. Projected financials based on median analyst estimates

(2)
The Company’s shares outstanding, projected revenue and EBITDA provided by Management. Projected depreciation & amortization is derived by averaging D&A expenses of FY20 and FY21 for future periods. Diluted shares and ADS transaction price provided by management and per Proposal Letter, respectively. The Company’s share price was $0.78 USD as of 12/20/22 market close Enterprise Value = Market Cap + Debt + Preferred – Cash All EV/EBITDA multiples less than 0 or greater than 50 are considered “NM”

Roth Capital noted that, although the selected companies were used for comparison purposes, no business of any selected company was either identical or directly comparable to the Company’s business. Accordingly, Roth Capital’s comparison of selected companies to the Company and analyses of the results of such comparisons was not purely mathematical, but instead necessarily involved complex considerations and judgments concerning differences in financial and operating characteristics and other factors that could affect the relative values of the selected companies and the Company.
Roth Capital noted that the resulting EV to LTM revenue multiples at the Merger Consideration ranged between the twenty-fifth percentile and the sixty-sixth percentile and the EV to EBITDA multiples at the Merger Consideration were between the minimum and the twenty-fifth percentile of the various selected publicly traded comparable company multiples, respectively.
13-D Filings.   Roth Capital reviewed and compared recent Schedule 13-D filings reported by the Company on April 30 and May 10, 2022, wherein both filings the agreed upon per ADS transaction price was $0.95. A timeline for the transactions per the Schedule 13-D filings is summarized below:
04/30/22 — 13-D Event Filing
•
04/30/22 — True Knight entered into a share transfer agreement with SAFARI GROUP HOLDINGS LIMITED to purchase 2,461,538 Class A Ordinary Shares of the Company, at an aggregate purchase price of USD $2,338,461. ($2,338,461 / 2,461,538 =$0.95 per ADS)

•
04/30/22 — True Knight entered into a share transfer agreement with Chuang Xi Capital Holdings Limited to purchase 459,123 ADSs of the Company, representing 459,123 Class A Ordinary Shares, at an aggregate purchase price of USD $436,166.85. ($436,166.85 / 459,123 = $0.95 per ADS)

05/10/22 — 13-D Event Filing
•
04/15/22 — Fidelidade contacted Tianquan Mo (“Mr. Mo”) to discuss the potential exit opportunities of the ADSs of the Company owned by them

•
05/10/22 — ACE Smart entered into a share transfer agreement (the “Share Transfer Agreement 1”) with Fidelidade to purchase 1,613,208 ADSs of the Issuer, representing 1,613,208 Class A Ordinary Shares, at the price of US $0.95 per ADS, amounting to an aggregate purchase price of US $1,532,547.60

•
05/7/22 — HHLR Fund, L.P. and YHG Investment, L.P. (Hillhouse Subsidiary) contacted Mr. Mo to discuss the potential exit opportunities of the ADSs of the Company owned by them.

•
05/16/22 — HHLR Fund, L.P. (“HHLR”) and YHG Investment, L.P. (“YHG”, and, together with HHLR, the “Transferors”), ACE Smart entered into a share transfer agreement (the “Share Transfer Agreement 2”) with the Transferors to purchase 8,866,511 ADSs of the Company, representing 8,866,511 Class A Ordinary Shares, at the price of US $0.95 per ADS, amounting to an aggregate purchase price of US $8,423,185.45

Roth Capital noted that the purchasers, True Knight and ACE Smart, were members of the Buyer Group. Roth Capital further noted that the Merger Consideration of US$1.00 per ADS or per Share was $0.05 greater than the agreed upon Schedule 13-D filings transaction price of $0.95 per ADS, despite a reported deterioration in operating conditions and a declining macroeconomic environment observed in recent months.
Selected Precedent Transaction Analysis.   Roth Capital reviewed and compared the purchase prices and financial multiples paid in selected other transactions, primarily in the real estate advertising, analytics, insight and online marketplaces spaces, from December 20, 2017 to December 20, 2022 that had publicly available data and that Roth Capital, in the exercise of its professional judgment, determined to be relevant. For each of the selected transactions, Roth Capital calculated and compared the resulting EV in the transaction as a multiple of LTM Revenue and LTM EBITDA. Such multiples for the selected transactions were based on publicly available information at the time of the relevant transaction. The selected transactions analyzed are set out in the following table:

Closed Date	Target	Buyer	Transaction Value ($M)	EV/LTM REV	EV/LTM EBITDA	Target Description	Target Country
04/27/22	Shanghai Tianji Network	Shanghai Ziyong IT	$46.3	8.4x	-	Operates online platforms and database for real estate industry	China
12/06/21	Virtual Access Tours	Urbanimmersive	$1.2	2.1x	-	Virtual Access Tours LP operates as a real estate marketing firm	United States
06/04/21	CoreLogic, Inc.	Insight Venture	$8,021.4	4.8x	15.7x	Provides property information, insight, analytics, and data-enabled solutions in North America, Western Europe, and the Asia Pacific	United States
02/24/21	YAPO.cl	Frontier Digital Ventures	$19.4	2.6x	14.2x	YAPO.cl SpA operates an online classifieds website for cars and real estate	Chile
09/17/20	58.com Inc.	General Atlantic	$9,681.0	3.8x	9.8x	Operates various multi-category online classifieds platforms and vertical listing platforms that enable local businesses and consumers to connect, share information, and conduct business in the People's Republic of China	China
04/28/20	MZN Property	Ringier Axel Springer Media	$21.5	2.5x	35.7x	Operates as a publisher of specialized real estate services in Poland and internationally	Poland
10/31/19	Invest Online, Inc.	Aeria Investment	$5.6	0.6x	-	Invest Online, Inc. operates an online portal that provides information for real estate investments to investors.	Japan
12/12/18	Meyers Research	Kennedy-Wilson	$48.0	3.0x	-	Provides data and analytics for residential real estate development and new home construction	United States
12/07/18	Fairfax Media Limited	Nine Entertainment	$1,934.1	1.5x	11.4x	Fairfax Media Limited operates as a multi-platform media company in Australia and New Zealand.	Australia
10/24/18	Excite Japan Co.	XTech Corporation	$47.9	0.4x	-	Operates an online portal that offers online searching service, e-mail, blog, weather information, subway navigation, and news	Japan
10/12/18	Reis	Moody's Corp.	$278.0	5.5x	37.8x	Provides commercial real estate market information and analytical tools to real estate professionals in the United States	United States
02/20/18	Digitree Group	Polinvest 7	$10.5	1.1x	8.9x	Provides advertising services in Poland and internationally	Poland

	Transaction Value ($M)	EV/LTM REV	EV/LTM EBITDA
Min	$1.2	0.4x	8.9x
25th PCTL	$17.2	1.4x	10.6x
33rd PCTL	$20.8	1.9x	11.4x
Median	$47.1	2.6x	14.2x
Mean	$1,676.2	3.0x	19.1x
66th PCTL	$124.7	3.3x	15.7x
75th PCTL	$692.0	4.0x	25.7x
Max	$9,681.0	8.4x	37.8x

Target	Transaction Value ($M)	EV/LTM REV	EV/LTM EBITDA	Target Description	Target Country
China Index Holdings[1]	$16.4	0.6x	1.4x	Together with its subsidiaries, operates a real estate information and analytics service platform in China	China

Notes to the table:
Source: Capital IQ
Projected financials based on median analyst estimates. All precedent transactions included are control transactions Acquisitions of majority stake internationally from 12/20/17 to 12/20/22, relating real estate advertising, analytics, insight and online marketplaces
(1)
China Index Holdings metrics are derived from the US$1.00 per ADS merger consideration and information provided by Management

Roth Capital noted that, although the selected transactions were used for comparison purposes, no business of any selected company was either identical or directly comparable to the Company’s business. In addition, Roth Capital noted that the historical timing of precedent transactions can impact the comparability of such transactions. Accordingly, Roth Capital’s comparison of selected companies to the Company and analyses of the results of such comparisons was not purely mathematical, but instead necessarily involved complex considerations and judgments concerning differences in financial and operating characteristics and other factors that could affect the relative values of the selected companies and the Company.
Roth Capital noted that the EV to LTM revenue and EV to LTM EBITDA multiples at the value of the Merger Consideration were between the minimum and the twenty-fifth percentile for such comparable transactions.
Discounted Cash Flow Analysis.   Roth Capital performed a discounted cash flow analysis on the Company by calculating ranges of the estimated net present value of the unlevered, after-tax free cash flows that the Company was forecasted to generate from January 1, 2023 through fiscal year 2025. All of the information used in Roth Capital’s analysis was based on publicly available sources and the financial projections provided by the Company’s management. The following table sets forth the free cash flows and implied Equity Value calculations on a per share basis used in Roth Capital’s analysis:

Notes to the table:
(1)
Assumes a valuation date of 01/01/23

(2)
NOPAT = EBIT x (1-Tax Rate), where Tax Rate = 23.9%; per Management-provided financials, LTM average

(3)
Roth Capital assumes the average of FY20 and FY21 depreciation expense as constant for future periods, and Capex equal to depreciation

(4)
Roth Capital assumes a year-over-year net working capital change equal to 5% of the change in revenue

In performing its discounted cash flow analysis, Roth Capital calculated ranges of the estimated present values of the Company’s unlevered, after-tax free cash flows that the Company was forecasted to generate from January 1, 2023 to fiscal year 2025 by applying discount rates ranging from 17.8% to 21.8%, reflecting Roth Capital’s estimates of the weighted-average cost of capital (“WACC”). The WACC was calculated by adding (a) the estimated market value of equity as a percentage of the total market value of the Company’s capital multiplied by the Company’s estimated cost of equity, and (b) the estimated market value of debt as a percentage of the total market value of the Company’s capital multiplied by the Company’ estimated after-tax market cost of debt. The estimated market value of the Company’ debt and equity were calculated using the average debt to equity ratios of the comparable companies. The estimated cost of equity was calculated using the Capital Asset Pricing Model which took into account the betas of comparable companies, the risk-free rate, a historical equity market risk premium and a historical small capitalization risk premium, which risk premiums were sourced from the 2022 Kroll Cost of Capital Module. The Bank of America High Yield Index was used to estimate the Company’s pre-tax cost of debt. The following table sets forth the Company’ WACC calculation:

WACC Calculation

Step 1 - Calculate Average Portfolio Beta (a)	
Calculated Average Portfolio Equity Beta	0.73
Step 2 - Unlever Portfolio Beta (b)	
Average Debt-to-Equity Ratio	83.8%
Average Tax Rate	25.9%
Unlevered Average Portfolio Equity Beta	0.73
Step 3 - Arrive at CIH Equity Beta	
Unlevered Average Portfolio Equity Beta	0.73
CIH Debt-to-Equity Ratio (c)	5.3%
CIH Tax Rate (d)	23.9%
CIH Implied Equity Beta	0.69
Step 4	
Risk Free Rate (e)	4.2%
Equity Risk Premium (f)	7.5%
Levered Equity Beta	0.69
Cost of Equity Capital (g)	9.4%
Size Premium (h)	11.2%
CIH Adjusted Cost of Equity Capital	**20.5%**
Step 5	
Debt-to-Capital Ratio	5.1%
Equity-to-Capital Ratio	94.9%
Pre-tax Cost of Debt (i)	8.5%
After-tax Cost of Debt	6.5%
Cost of Equity Capital	20.5%
Weighted Average Cost of Capital (j)	**19.8%**

a) Beta was found using Capital IQ. Only comparable companies that had a minimum of 60 months of trading history were used. Capital IQ calculates beta on a monthly basis. Roth uses mid-year conventions to discount cash flows as Roth assumes that cash flows come in continuously throughout the year. Assumes a valuation date of 01/01/23

b) B(u) = B(l) / (1+(1-Tax Rate) x Debt-to-Equity)

c) Assumes debt of $4.9m. Further assumes this amount of leverage persists as the Company's target leverage ratio

d) Effective tax of 23.9% per Management-provided financials, LTM average

e) Source: Spot 2-year Treasury yield at 12/19/22

f) Source: 2022 Kroll Cost of Capital Module; Historical long term (1926-2021)

g) CAPM Cost Equity Capital Calculation: Risk Free Rate + (Equity Beta x Equity Risk Premium)

h) Source: 2022 Kroll Cost of Capital Module; 10z Decile

i) BofA High Yield Index at 12/19/22

j) Weighted Average Cost of Capital = (Debt-to-Capital x Cost of Debt x (1-Tax Rate)) + (Equity-to-Capital x Cost of Equity Capital)

Roth Capital used the following companies to calculate the portfolio beta:
Leju Holdings Limited	LEJU
Urbanimmersive Inc.	TSXV:UI
e-Seikatsu Co., Ltd.	3796
Property Data Bank	4389
Voxtur Analytics Corp.	VXTR
E-House Enterprise	2048
Redfin Corporation	RDFN
Anywhere Real Estate	HOUS
Zillow Group, Inc.	ZG
Roth Capital calculated an Equity Value for the Company being sold in the Merger Agreement by calculating the ranges of estimated terminal value amounts for the Company by applying a range of terminal growth rates of 2.0% to 4.0% to the estimated terminal cash flow of the Company being sold in the Merger. The range of terminal revenue multiples utilized in Roth Capital’s discounted cash flow analysis was based on the revenue multiples of precedent transactions. The range of estimated present values of these estimated terminal value amounts was then calculated by applying discount rates ranging from 17.8% to 21.8%. Combining the total present value of the estimated unlevered free cash flows, the present value of the terminal values and net cash to achieve the financial projections resulted in the following range of implied equity value for the Company in the Merger:
Roth Capital noted that the Merger Consideration was at the low end of the range of the implied equity value per share of the Company based on the discounted cash flow analysis.
U.S. Listed Premiums Analysis.   Roth Capital reviewed and compared U.S listed public company take-private closed transactions across all industries, from December 20, 2019 to December 20, 2022, that had publicly available data and that Roth Capital, in the exercise of its professional judgment, determined to be relevant. For each of the selected transactions, Roth Capital calculated and compared the resulting premiums in the transaction as a percentage of the share price one-day, one-week, and one-month prior to announcement of a transaction. Such premiums for the selected transactions were based on publicly available information at the time of the relevant transaction. The selected transactions analyzed are set out in the following tables:

(Continued)

(Continued)

Notes to the table:
(1)
China Index Holdings metrics are derived from the $1.00 per ADS merger consideration and information provided by Management

Source: Capital IQ.
Issuers/Targets listed on U.S. exchanges; premiums greater than 100% are “NM”
Market Capitalization of $500m or less, percent sought greater than 90%, Merger/Acquisition. Closed transactions from 12/20/19 to 12/20/22
Roth Capital noted that, although the selected transactions were used for comparison purposes, no business of any selected company was either identical or directly comparable to the Company’s business. Accordingly, Roth Capital’s comparison of selected companies to the Company and analyses of the results of such comparisons was not purely mathematical, but instead necessarily involved complex considerations and judgments concerning differences in financial and operating characteristics and other factors that could affect the relative values of the selected companies and the Company.
Roth Capital noted that one-day and one-week prior to announcement premiums at the Merger Consideration were above the median of the premium ranges, while one-month prior to announcement premiums at the Merger Consideration was between the thirty-third percentile and median premium range for the comparable transactions.
Global Majority Shareholder Purchasing Remaining Shares Premiums Analysis.   Roth Capital reviewed and compared public company take-private closed transactions related to the majority shareholder purchasing remaining shares across all exchanges and spanning all industries, from December 20, 2019 to December 20, 2022, that had publicly available data and that Roth Capital, in the exercise of its professional judgment, determined to be relevant. For each of the selected transactions, Roth Capital calculated and compared the resulting premiums in the transaction as a percentage of the share price one-day, one-week and one-month prior to announcement of the transaction. Such premiums for the selected transactions were based on publicly available information at the time of the relevant transaction. The selected transactions analyzed are set out in the following table:

Notes to the table:
(1)
China Index Holdings metrics are derived from the $1.00 per ADS offer price and information provided by Management

Source: Capital IQ.
Issuers/Targets listed on all exchanges relating to majority shareholders purchasing remaining shares; premiums greater than 100% are “NM”

Market Capitalization of $500m or less; closed transactions from 12/20/19 to 12/20/22
Roth Capital noted that, although the selected transactions were used for comparison purposes, no business of any selected company was either identical or directly comparable to the Company’s business. Accordingly, Roth Capital’s comparison of selected companies to the Company and analyses of the results of such comparisons was not purely mathematical, but instead necessarily involved complex considerations and judgments concerning differences in financial and operating characteristics and other factors that could affect the relative values of the selected companies and the Company.
Roth Capital noted that the one-day and one-week prior to announcement premiums at the value of the Merger Consideration were between the seventy-fifth percentile and maximum premium ranges, while the one-month prior to announcement premium at the value of the Merger Consideration was between the sixty-sixth and seventy-fifth percentile premium ranges for the comparable transactions.
General.
The description set forth above does not contain a complete description of the analyses performed by Roth Capital, but does summarize the material analyses performed by Roth Capital in rendering its opinion. The preparation of a fairness opinion is a complex process and is not necessarily susceptible to partial analysis or summary description. Roth Capital believes that its analyses and the summary set forth above must be considered as a whole and that selecting portions of its analyses or of the summary, without considering the analyses as a whole or all of the factors included in its analyses, would create an incomplete view of the processes underlying the analyses set forth in the Roth Capital opinion. In arriving at its opinion, Roth Capital considered the results of all of its analyses and did not attribute any particular weight to any factor or analysis. Instead, Roth Capital made its determination as to fairness on the basis of its experience and financial judgment after considering the results of all of its analyses. The fact that any specific analysis has been referred to in the summary above first is not meant to indicate that this analysis was given greater weight than any other analysis. In addition, the ranges of valuations resulting from any particular analysis described above should not be taken to be Roth Capital’s view of the actual value of the Company.
As described above, Roth Capital’s opinion was only one of many factors, including those listed by Roth Capital in Other Data and Considerations, considered by the Special Committee and the board of directors of the Company in making its determination to approve the Merger. Roth Capital was not requested to and did not solicit any expressions of interest from any other parties with respect to any acquisition of the Company or any of its assets or any other business combination with the Company.
Roth Capital has acted as financial advisor to the Special Committee in connection with the Merger and will receive a fee for its services. No portion of its fee is contingent upon the consummation or success of the Merger or the conclusions set forth in its opinion. Pursuant to the Engagement Letter, the Company agreed to pay Roth Capital a total fee of US$287,500 consisting of (i) a non-refundable retainer fee of US$12,500 payable within 5 business days of the execution of the Engagement Letter, and (ii) a fairness opinion fee of US$275,000, with the upfront payment of US$12,500 payable within 5 business days of the execution of the Engagement Letter, and the remaining of which is payable within 5 business days of the delivery of Roth Capital’s written opinion to the Special Committee. In addition, the Company has agreed to reimburse certain expenses of Roth Capital (subject to a maximum cap of US$25,000) and to indemnify Roth Capital for certain liabilities.
Roth Capital is a full-service securities firm engaged in securities trading and brokerage activities, as well as providing investment banking and other financial services. Roth Capital may also seek to provide financial advisory and financing services to the Company and its affiliates in the future and would expect to receive fees for the rendering of such services. Roth Capital acted as a financial advisor to the Special Committee in connection with the Merger Agreement and received a cash fee for its services, which fee was contingent upon the public announcement of the Merger Agreement. These fees were determined by Roth Capital and proposed to the Special Committee. The Company has agreed to indemnify Roth Capital against certain liabilities and reimburse Roth Capital for certain expenses in connection with its services. In the ordinary course of business, Roth Capital and its affiliates may acquire, hold or sell, for Roth Capital’s and its affiliates’ own accounts and for the accounts of customers, equity, debt and other securities and financial instruments (including bank loans and other obligations) of the Company and other parties to the Merger, and, accordingly, may at any time hold a long or a short position in such securities.
Buyer Group’s Purposes and Reasons for the Merger
Under the SEC rules governing “going private” transactions, each member of the Buyer Group is deemed to be engaged in a “going private” transaction and required to express its reasons for the Merger to Unaffiliated Security Holders.
The Buyer Group is making the statements included in this section solely for the purpose of complying with the requirements of Rule 13e-3 and related rules under the Exchange Act. For the Buyer Group, the purpose of the Merger is to enable the Buyer Group to acquire 100% ownership and control of the Company in a transaction in which the holders of Shares (other than the Excluded Shares and the Dissenting Shares) and ADSs (other than ADSs representing the Excluded Shares) will be cashed out in exchange for US$1.00 per ADS or Share, so that the Buyer Group will benefit from the rewards and bear the risks of sole ownership of the Company after the Merger, including any future earnings and growth of the Company as a result of improvements to the Company’s operations or acquisitions of other businesses. In addition, the Merger will allow members of the Buyer Group which are currently shareholders of the Company to maintain a significant portion of their investment in the Company through their respective indirect ownership in Parent as described under “Special Factors — Interests of Certain Persons in the Merger — Interests of the Buyer Group” and at the same time enable certain members of the Buyer Group to maintain their management leadership with the Company.
The Buyer Group believes that the operating environment has changed significantly since the Company’s initial public offering, and the Company faces a number of challenges in the marketplace, including, among other things:
•
the factors noted under the heading “Risk Factors” in the Company’s Annual Report incorporated by reference hereto;

•
companies that primarily operate in China whose securities are listed on U.S. securities exchanges may be subject to additional costs and burdens to comply with various proposals (if enacted) relating to changes in listing and compliance rules in the future; and

•
the potential adverse effects on the Company’s business, financial condition and results of operations caused by the widespread weakness of the real estate industry and the recent economic slowdown in the PRC and globally and challenges in the macroeconomic environment.

These changes have increased the uncertainty and volatility inherent in the business models of companies similar to the Company. As a result, the Buyer Group is of the view that there is potential for considerably greater short- and medium-term volatility in the Company’s earnings. Responding to current market challenges will require tolerance for volatility in the performance of the Company’s business, and willingness to make business decisions focused on improving the Company’s long-term profitability. The Buyer Group believes that these strategies would be most effectively implemented in the context of a private company structure. Following the Merger, as a privately held company, the Company’s management will have greater flexibility to focus on improving long-term profitability without the pressures exerted by the U.S. public market’s valuation of the Company and the emphasis on short-term period-to-period performance.
As a privately held company, the Company will be relieved of many of the other expenses, burdens and constraints imposed on companies that are subject to the public reporting requirements under the U.S. federal securities laws, including the Exchange Act and the Sarbanes-Oxley Act of 2002. The Company will no longer be required to publicly disclose a considerable amount of business information which may reduce the Company’s competitive advantage or negotiation leverage against the Company’s competitors, customers, lenders or vendors, as the case may be. The need for the management of the Company to be responsive to Unaffiliated Security Holders’ concerns and to engage in an ongoing dialogue with Unaffiliated Security Holders can distract management’s time and attention from the effective operation and improvement of the business.
The Buyer Group decided to undertake the going private transaction at this time because it wants to take advantage of the benefits of the Company being a privately held company, as described above. In the course of considering the going-private transaction, the Buyer Group did not consider alternative transaction structures, because the Buyer Group believed that a short-form merger under Section 233(7) of the Cayman Islands Companies Act, such as the Merger, is the most efficient way for the Buyer Group to acquire full ownership of the Company.
Effects of the Merger on the Company
Memorandum and Articles of Association; Management
The memorandum and articles of association in the form of Annex 2 to the Plan of Merger that is attached to the Merger Agreement, which in turn is attached to this Transaction Statement as Exhibit (d)(1), will be the memorandum and articles of association of the Company, as the Surviving Company, as of and after the Effective Time. In addition, the directors of Merger Sub immediately prior to the Effective Time will become the directors of the Surviving Company at the Effective Time. The executive officers of the Company immediately prior to the Effective Time will continue to be the executive officers of the Company following the completion of the Merger.
Company Privately Held; Delisting from NASDAQ; Termination of SEC Registration;
The Merger is a going-private transaction pursuant to which Merger Sub will be merged with and into the Company, with the Company continuing as the Surviving Company resulting from the Merger. After the Merger is completed, the Company will be a privately held company and all of its issued shares will be owned directly by Parent. As a result of the Merger, ADSs will no longer be listed on NASDAQ and the Company will cease to be a publicly traded company. Following the Effective Time, the Company will file a Form 15 with the SEC, and 90 days after such filing, or such longer period as may be determined by the SEC, the registration of the Shares and ADSs under the Exchange Act will be terminated.
Primary Benefits and Detriments of the Merger
Benefits of the Merger to Unaffiliated Security Holders
Benefits of the Merger to Unaffiliated Security Holders include:
•
their receipt following the completion of the Merger of US$1.00 per Share or ADS, in cash, in exchange for the cancellation of their Shares and ADSs, representing a premium of approximately 42.9% to the closing price of the ADSs on August 22, 2022, the last trading day prior to the Company’s announcement of its receipt of the preliminary non-binding “going private” proposal from Fang Holdings on August 23, 2022, and premiums of approximately 46.2% and 33.1% to the volume-weighted average closing price of the ADSs during the last 30 trading days and 60 trading days, respectively, prior to and including August 22, 2022; and

•
the avoidance of the risk associated with any possible future decrease in the revenues, profitability, or overall value following the Merger, as well as the uncertainties and risks associated with growing existing and new businesses of the Company.

Detriments of the Merger to Unaffiliated Security Holders
Detriments of the Merger to Unaffiliated Security Holders include:
•
they will no longer have any interest in the Company and as a result will not benefit from any possible future growth in the revenues, profitability, or overall value of the Company, and will not be entitled to receive any dividends that the Company might pay on its equity shares in the future; and

•
the receipt of cash pursuant to the Merger or through the exercise of Dissenters’ Rights will generally be a taxable transaction for U.S. federal income tax purposes and may also be a taxable transaction under other applicable tax laws. As a result, a U.S. Holder (as defined below) of the Shares or ADSs who receives cash in exchange for all of such U.S. Holder’s Shares or ADSs in the Merger generally will be required to recognize gain as a result of the Merger for U.S. federal income tax purposes if the amount of cash received exceeds such U.S. Holder’s aggregate adjusted tax basis in such Shares or ADSs. See “Special Factors — Material U.S. Federal Income Tax Consequences.”
Benefits of the Merger to the Company’s Directors and Executive Officers
Benefits of the Merger to the Company’s directors and executive officers include:
•
continued indemnification rights, rights to advancement of fees, and directors and executive officers liability insurance, which will continue to be provided to the existing directors and officers of the Company following the completion of the Merger. See “Summary — the Merger Agreement and the Plan of Merger — Directors’ and Officers’ Indemnification and Insurance” of this Transaction Statement;

•
the assumption by Parent of Company Options and Company Restricted Shares held by certain directors and executive officers of the Company which would enable them to indirectly benefit from any future growth in the revenues, profitability, or overall value of the Company;

•
the compensation of US$10,000 of each member of the Special Committee in exchange for his services in such capacity; and

•
the planned continuation of service of the executive officers of the Company in positions that are substantially similar to their current positions.

Detriments of the Merger to the Company’s Directors and Executive Officers
Detriments of the Merger to the Company’s directors and executive officers include:
•
directors and executive officers who currently hold ADSs or Shares will no longer hold those ADSs or Shares and as a result will not benefit from any future growth in the revenues, profitability, or overall value of the Company, and will not be entitled to receive any dividends that the Company might pay on its equity shares in the future; and

•
directors’ and executive officers’ receipt of cash pursuant to the Merger will generally be a taxable transaction for U.S. federal income tax purposes and may also be a taxable transaction under other applicable tax laws.

Benefits of the Merger to the Buyer Group
Benefits of the Merger to the Buyer Group include the following:
•
Parent, as the beneficial owner of all of the Company’s outstanding equity after the Merger, will benefit from any future growth in the revenues, profitability, or overall value of the Company, and will be entitled to receive all of any dividends that the Company might pay on its equity shares in the future;

•
the Company will have more freedom to focus on long-term strategic planning;

•
Parent and the Company will be able to adjust strategies for the Company, including expenditures and exploring new or different initiatives, without the public market scrutiny and analysts’ quarterly expectations to which the Company is currently subject as a stand-alone publicly traded company; and

•
the costs and administrative burdens associated with the Company’s status as a U.S. publicly traded company, including the costs associated with regulatory filings and compliance requirements, will be reduced.

Detriments of the Merger to the Buyer Group
Detriments of the Merger to the Buyer Group include the following:
•
it will be subject to the risks of the Company’s experiencing decreased revenues and profitability in the future;

•
risks associated with any legal or regulatory proceedings against the Company will be borne by the Buyer Group; and

•
the benefits of there being a trading market for the Company’s shares of equity capital, including the use of the Company’s publicly traded equity as currency in acquisitions or to incentivize key employees, will no longer be available.

Effect of the Merger on the Company’s Net Book Value and Net Income
Pursuant to the Support Agreement, the Rollover Shareholders have irrevocably agreed to contribute their respective Rollover Shares to Merger Sub prior to the completion of the Merger in exchange for newly issued ordinary shares of Parent, such that Merger Sub will directly hold 51,956,963 Class A Ordinary Shares and 23,636,706 Class B Ordinary Shares immediately prior to the effective time of the Merger, collectively representing approximately 95% of the voting power of the Shares exercisable in a general meeting of the Company in aggregate.
Upon completion of the Merger, Parent will have beneficial ownership of 100% of the outstanding share capital in the Company. The table below sets out the direct or indirect interest in the Company’s net book value and net income for Parent before and after the Merger, based on the historical net book value as of September 30, 2022 and net income attributable to the Company for the quarter ended September 30, 2022.
	Ownership Prior to the Merger(1)				Ownership After the Merger(2)
Name	Net Book Value		Net Income attributable to the Company		Net Book Value		Net Income attributable to the Company
	RMB’000%		RMB’000%		RMB’000%		RMB’000%
Fang Holdings	24,000	19.7	5,428	19.7	43,685	35.8	9,879	35.8
ACE Smart	15,488	12.7	3,502	12.7	15,488	12.7	3,502	12.7
Karistone	1,230	1.0	278	1.0	1,230	1.0	278	1.0
Open Land	33	*	8	*	33	*	8	*
Media Partner	7,936	6.5	1,795	6.5	7,936	6.5	1,795	6.5
Next Decade	7,954	6.5	1,799	6.5	7,954	6.5	1,799	6.5
True Knight	11,681	9.6	2,641	9.6	11,681	9.6	2,641	9.6
Digital Link	4,165	3.4	942	3.4	4,165	3.4	942	3.4
General Atlantic	13,435	11.0	3,038	11.0	13,435	11.0	3,038	11.0
Evenstar	14,893	12.2	3,368	12.2	14,893	12.2	3,368	12.2
Parent	—	—	—	—	122,051	100.0	27,601	100.0

Note:
*
Less than one percent of the Company’s total outstanding Shares

(1)
Ownership percentages are based on 68,327,392 Class A Ordinary Shares and 23,636,706 Class B Ordinary Shares issued and outstanding as of February 24, 2023 (for purposes of this calculation, including the outstanding and vested Company Restricted Shares, but excluding the Shares issuable upon the exercise of the outstanding Company Options).

(2)
Ownership percentages are based on 91,964,098 shares of Parent outstanding immediately after the Closing of the Merger (for purposes of this calculation, including the assumed restricted shares, but excluding the shares issuable upon the exercise of the assumed options).

Plans for the Company after the Merger
After the Effective Time, the Buyer Group anticipates that the Company will continue to conduct its operations substantially as they are currently being conducted, except that the Company will cease to be a publicly traded company and will instead be a wholly owned subsidiary of Parent. Following the completion of the Merger and the anticipated deregistration of the Class A Ordinary Shares and the ADSs, the Company will no longer be subject to the Exchange Act and the compliance and reporting requirements of NASDAQ and the related direct and indirect costs and expenses, and may experience positive effects on profitability as a result of the elimination of such costs and expenses.
The Buyer Group has advised the Company that, except as set forth in this Transaction Statement and the transactions already under consideration by the Company, the Buyer Group does not have any current plans, proposals or negotiations that relate to or would result in an extraordinary corporate transaction involving the Company’s corporate structure, business, or management, such as a merger, reorganization, liquidation, relocation of any material operations, or sale or transfer of a material amount of the Company’s assets. However, subsequent to the consummation of the Merger, the Surviving Company’s management and board of directors will continuously evaluate and review the Surviving Company’s entire business and operations from time to time, and may propose or develop plans and proposals, including (i) any of the foregoing actions and any actions to address the challenges referred to in “Specific Factors — Reasons for the Merger and Position of the Special Committee and the Board” above, and (ii) the disposition or acquisition of material assets or other extraordinary transactions, including the possibility of relisting the Surviving Company or a substantial part of its business on another internationally recognized stock exchange, in each case, which they consider to be in the best interests of the Surviving Company and its shareholders. The Buyer Group expressly reserves the right to make any changes they deem appropriate to the operation of the Surviving Company in light of such evaluation and review as well as any future developments.
After the Effective Time, the directors of Merger Sub immediately prior to the Effective Time of the Merger will become the initial directors of the Company, and the officers of the Company immediately prior to the Effective Time of the Merger will become the initial officers of the Company, in each case, unless otherwise determined by Parent and until their respective successors are duly elected or appointed and qualified or until the earlier of their death, resignation or removal in accordance with the memorandum and articles of association of the Company and the applicable law.
Alternatives to the Merger
The Board did not independently determine to initiate a process for the sale of the Company. The Special Committee was formed in response to the Board’s receipt on August 23, 2022 of the Original Proposal from Fang Holdings to acquire all of the outstanding Shares of the Company not owned by Fang Holdings. The Special Committee noted that (i) the Original Proposal had been publicly announced on August 23, 2022 and was therefore known to the market in general, and would continue to be known to the market through and after the execution of the Merger Agreement; and (ii) the Rollover Shareholders entered into the Support Agreement, pursuant to which the Rollover Shareholders have irrevocably agreed to contribute their respective Shares in the Company to Merger Sub prior to the Closing in exchange for newly issued ordinary shares of Parent, such that Merger Sub will directly hold 51,956,963 Class A Ordinary Shares and 23,636,706 Class B Ordinary Shares immediately prior to the Effective Time, collectively representing approximately 95% of the voting power of the Shares exercisable in a general meeting of the Company in aggregate. Taking these considerations into account, the Special Committee decided that reaching out to third parties to assess their interest in an alternative transaction would be futile and would not be in the best interests of the Company or Unaffiliated Security Holders. Since the Company’s receipt of the Original Proposal on August 23, 2022, the Company has not received any offer from any third party for a merger or consolidation of the Company with another company, the sale or transfer of all or substantially all of the Company’s assets, or the purchase of all of the Company’s Shares, or a sufficient number of Shares to enable such third party to exercise control of or significant influence over the Company.
The Special Committee also considered the advisability of rejecting the Proposal and allowing the Company to remain as a public traded company. However, based on the considerations set forth in “Special Factors — Reasons for the Merger and Position of the Special Committee and the Board,” the Special Committee concluded that remaining as a public company would be less favorable than the Merger as a means to enhance the value of Unaffiliated Security Holders’ interests in the Company.
Effects on the Company if the Merger Were Not Completed
The Company is not currently aware of any reason why the Merger will not be completed as contemplated by the Merger Agreement. If the Merger were not completed for any reason, however, the holders of Shares (other than the Excluded Shares and the Dissenting Shares) and ADSs (other than ADSs representing the Excluded Shares) would not receive the Per ADS Merger Consideration or Per Share Merger Consideration that is contemplated by the Merger Agreement and the Plan of Merger. Instead, the Company would remain a publicly traded company and ADSs would continue to be listed and traded on NASDAQ for so long as the Company continued to meet NASDAQ’s listing requirements. Unaffiliated Security Holders would therefore continue to be subject to similar risks and opportunities as they currently are with respect to their ownership of ADSs and the Shares. The effect of these risks and opportunities on the future value of Unaffiliated Security Holders’ ADSs and the Shares cannot be predicted with any certainty. There is also a risk that the market price of ADSs would decline if the Merger were not completed, based on an assumption that the current market price reflects an expectation on the part of investors that the Merger will be completed.
If the Merger were not completed for any reason, the Board could be expected from time to time thereafter to evaluate and review the business, operations, dividend policy, and capitalization of the Company and make such changes as it deemed appropriate. If the Merger were not completed for any reason, it is possible that no other comparable transaction acceptable to the Company would be offered, and that the Company’s business, prospects, and results of operations would be adversely affected.
Financing of the Aggregate Merger Consideration and Related Expenses
The Company and the Buyer Group estimate that the total amount of funds necessary to complete the transactions contemplated by the Merger Agreement, including (i) the cash payment of the Merger Consideration to the holders of the Shares (other than the Excluded Shares and Dissenting Shares) and holders of the ADSs (other than ADSs representing the Excluded Shares), and (ii) payment of fees and expenses in connection with the Merger, is approximately US$16.0 million, assuming no exercise of Dissenters’ Rights by shareholders of the Company. In calculating this amount, the Company and the Buyer Group did not consider the value of the Excluded Shares, which will be cancelled for no consideration pursuant to the Merger Agreement.
The Merger and the related transactions are expected to be funded through cash contributions contemplated by the Equity Commitment Letter. However, the obligations of Parent and Merger Sub under the Merger Agreement, including the obligation to pay the Merger Consideration, are not subject to any financing condition.
As of the date of this Transaction Statement, there are no alternative financing arrangements or plans in place to obtain the funds necessary for the consummation of the Merger and the other transactions contemplated by the Merger Agreement.
Interests of Certain Persons in the Merger
The Buyer Group and the Company’s directors and executive officers have interests in the Merger, including financial interests, that are different from the interests of Unaffiliated Security Holders. The Special Committee and the Board were aware of such interests and considered them in reaching their decisions to authorize and approve the Merger Agreement, the Plan of Merger and the related transactions contemplated by the Merger Agreement.
Interests of the Buyer Group
Immediately after the completion of the Merger, the Buyer Group will beneficially own 100% of the equity interests in the Surviving Company. Each member of the Buyer Group will directly or indirectly enjoy the benefits from any future earnings and growth of the Company after the Merger which, if the Company is successfully managed, could result in an increase in the value of their investments in the Company. The Buyer Group will also bear the corresponding risks of any possible decreases in the future earnings, growth or value of the Company. Unaffiliated Security Holders will not be able to enjoy any such future benefits, but also will not bear the burden of any such future losses. As there will be no public trading market for the Surviving Company’s shares, members of the Buyer Group will have no certainty of any future opportunity to sell such shares at an attractive price, nor any certainty that any dividend paid by the surviving company could be sufficient to recover their respective investments in the Company.
The Merger may also provide additional means to enhance shareholder value for the Buyer Group, including improved profitability due to the elimination of the expenses associated with public company reporting and compliance. The Company has estimated that no longer being subject to such requirements will result in a saving of direct costs of approximately US$2 million for the first year following the completion of the Merger, and commensurate cost savings thereafter. The Surviving Company will become the direct beneficiary of such cost savings on a recurring basis and members of the Buyer Group will become the indirect beneficiaries thereof. The Merger may also increase flexibility and responsiveness in management of the business to achieve growth and respond to competition without the restrictions of short term earnings comparisons, and may provide additional means for making liquidity available to the Buyer Group, such as through dividends or other distributions.
Interests of the Company’s Directors and Executive Officers
See “Summary — Interests of the Company’s Directors and Executive Officers in the Merger.”
The table below sets forth, as of the date of this Transaction Statement, for each director and executive officer of the Company, (a) the number of Shares owned excluding the Shares underlying the Company Options and Company Restricted Shares and Rollover Shares, (b) the cash payment that will be made in respect of such Shares at the Effective Time, (c) the total number of Company Options granted under the Share Incentive Plan, (d) the exercise price of the Company Options granted under the Share Incentive Plan, (e) the cash payment that will be made in respect of the Company Options (assuming he or she has elected to receive cash with respect to the Company Options in accordance with the Merger Agreement and in all cases before applicable withholding taxes), (f) the total number of the Company Restricted Shares granted under the Share Incentive Plan, (g) the cash payment that will be made in respect of the Company Restricted Shares (assuming he or she has elected to receive cash with respect to the Company Restricted Shares in accordance with the Merger Agreement and in all cases before applicable withholding taxes) pursuant to the Merger Agreement, and (h) the total cash payment that will be made in respect of the outstanding Shares, Company Options and Company Restricted Shares held by each director and executive officer of the Company (assuming he or she has elected to receive cash with respect to the Company Options and Company Restricted Shares in accordance with the Merger Agreement and in all cases before applicable withholding taxes) pursuant to the Merger Agreement. For calculation purpose in the table below, we assume the Effective Time is March 10, 2023.
	Shares				Company Options			Company Restricted Shares
	Number of Class A Ordinary Shares	Cash Payment (US$)	Number of Class B Ordinary Shares	Cash Payment (US$)	Shares Underlying Company Options	Exercise Price (US$)	Cash Payment (US$)	Number of Company Restricted Shares	Cash Payment (US$)	Total Cash Payments (US$)
Richard Jiangong Dai	246,667	246,667	—	—	—	—	—	—	—	246,667
Yu Huang	—	—	—	—	122,500 961,123	0.001 1.35	594,060	22,500	22,500	616,560
Robert Ciemniak	—	—	—	—	—	—	—	—	—	—
Jason Chenyang Wei	—	—	—	—	—	—	—	—	—	—
Jianping Ye	—	—	—	—	—	—	—	—	—	—
Lili Chen	—	—	—	—	9,900 42,400	0.001 1.35	29,225	3,126	3,126	32,351
Can Xie	—	—	—	—	12,400 95,000	0.001 1.35	58,025	15,551	15,551	73,576
Yong Wang	—	—	—	—	34,500 95,000	0.001 1.35	80,125	—	—	80,125
All directors and executive offices as a Group	246,667	246,667	—	—	179,300 1,193,523	0.001 1.35	761,435	41,177	41,177	1,049,279
Related Party Transactions
The information in “Item 7. Major Shareholders and Related Party Transactions — Related Party Transactions” from the Company’s Annual Report is incorporated by reference herein.

Fees and Expenses
Fees and expenses incurred or to be incurred by the Company and the Buyer Group in connection with the Merger are estimated at the date of this Transaction Statement and set forth in the table below. Such fees are subject to change pending completion of the Merger.
Description	Amount
Legal fees and expenses	US$ 829,495
Financial advisory fees and expenses	US$ 312,500
Special Committee fees	US$ 20,000
Filing fees	US$ 1,634
Miscellaneous fees and expenses	US$ 10,000
Total	US$1,173,629
These fees and expenses will not reduce the amount of the aggregate Merger Consideration that will be received by the holders of Shares (other than the Excluded Shares and the Dissenting Shares) and ADSs (other than ADSs representing the Excluded Shares). The party incurring any costs and expenses in connection with the Merger will pay those costs and expenses. The Company will pay all costs and expenses incurred by itself or the Special Committee in connection with the Merger, including legal fees and expenses, financial advisory fees and expenses, and any other miscellaneous fees and expenses. The Company will also pay the fees to be paid to the Special Committee in connection with the Merger.
Litigation Related to the Merger
The Company and the Buyer Group are not aware of any legal proceedings challenging the Merger Agreement, the Plan of Merger, the Merger, or any of the related transactions.
Accounting Treatment of the Merger
Upon the completion of the Merger, the Company no longer be a publicly traded company. The Merger is expected to be accounted for as a business combination in accordance with Accounting Standards Codification 805 “Business Combinations.”
Regulatory Matters
The Company and the Buyer Group do not believe that any material regulatory approvals, filings, or notices are required in connection with the Merger other than (i) the filings and notices required under the U.S. federal securities laws, (ii) the giving of the Plan of Merger to every registered shareholder of the Company as set out in the Merger Agreement and Plan of Merger and, in any event, at least 20 days prior to the Effective Time, (iii) the registration of the Plan of Merger and supporting documentation as specified in the Cayman Islands Companies Act with the Registrar of Companies of the Cayman Islands, (iv) the giving of a copy of the certificate of merger to the shareholders and creditors of each of the Company and Merger Sub, and (v) notification of the Merger being published in the Cayman Islands Government Gazette.
No Shareholder Vote Required to Authorize the Plan of Merger and the Merger
Merger Sub will hold at least 90% of the total voting power in the Company prior to the Effective Time pursuant to the Support Agreement and accordingly the Merger will be a “short-form” merger between a parent company and one of its subsidiary companies (as those terms are defined in the Cayman Islands Companies Act) in accordance with Part XVI and in particular Section 233(7) of the Cayman Islands Companies Act. A “short-form” merger does not require the vote or approval of shareholders of either the Company or Merger Sub if a copy of the Plan of Merger is given to every registered shareholder of the Company unless such shareholder agrees otherwise. Therefore, the shareholders of the Company will not have the opportunity to vote on the Merger.

Dissenters’ or Appraisal Rights
As the Merger will constitute a “short-form” merger pursuant to section 233(7) of the Cayman Islands Companies Act, no shareholder vote on the Merger will take place.
On January 28, 2021, the Financial Services Division of the Grand Court of the Cayman Islands (the “Court”) delivered a judgment at first instance (In the matter of Changyou.com Limited (28 January 2021, FSD 120 of 2020 (ASCJ))) in which the Court determined that Dissenters’ Rights are available in a short-form merger notwithstanding the lack of statutory procedure by which such rights might be exercised (the “ASCJ Judgment”). The ASCJ Judgment was confirmed by the Court of Appeal of the Cayman Islands on 16 September 2022 (In the matter of Changyou.com Limited (16 September 2022, CICA (Civil) Appeal No 6 of 2021 (FSD 120 of 2020 (ASCJ)) (together with the ASCJ Judgment, the “Judgment”), whereby the Court of Appeal of the Cayman Islands further determined that Section 238 of the Companies Act must be read as to allow Dissenters’ Rights in a “short-form” merger.
According to the Judgment, in order to give effect to the right for any Dissenting Shareholder to exercise its Dissenters’ Rights and to seek a fair value appraisal for its Dissenting Shares under Section 238(1) of the Cayman Islands Companies Act:
(a)
the Company shall cause a form of final version of the Plan of Merger to be delivered to each registered shareholder of the Company in accordance with Section 233(7) of the Cayman Islands Companies Act;

(b)
a shareholder who wishes to exercise its Dissenters’ Right must, immediately after the date on which the Plan of Merger is given to the shareholder, give to the Company its Written Objection, in accordance with Sections 238(2) and (3) of the Cayman Islands Companies Act;

(c)
within twenty (20) days immediately following the date on which the Plan of Merger is filed with the Registrar of Companies of the Cayman Islands, the Company shall give a Notification of Filing to each shareholder who has made a Written Objection pursuant to sub-paragraph (b) above;

(d)
each such shareholder who elects to dissent may do so by delivering a Dissent Notice to the Company in accordance with Section 238(5) of the Cayman Islands Companies Act, within twenty (20) days immediately following the date on which the Notification of Filing is given; and

(e)
the provisions of Sections 238(6) to 238(16) of the Cayman Islands Companies Act shall apply to the treatment of each Dissenting Share in relation to which a valid Dissent Notice has been served.

In line with the procedure set forth in the Judgment, shareholders who elect to exercise Dissenters’ Rights will have the right to receive payment of the fair value of their Shares in accordance with Section 238 of the Cayman Islands Companies Act if the Merger is consummated, but only if they (i) give to the Company, within seven (7) days of the date on which the Plan of Merger is given to such shareholder, a Written Objection in accordance with Sections 238(2) and (3) of the Cayman Islands Companies Act, and (ii) deliver a Dissent Notice to the Company in accordance with Section 238(5) of the Cayman Islands Companies Act within 20 days immediately following the date on which such shareholder has received from the Company a written notice of the filing of the Plan of Merger with the Registrar of Companies of the Cayman Islands by the Company. The fair value of your Shares as determined in accordance with the provisions of Section 238 of the Cayman Islands Companies Act could be more than, the same as, or less than the Merger Consideration you would receive pursuant to the Merger Agreement and Plan of Merger if you do not exercise Dissenters’ Rights with respect to your Shares.
ADS HOLDERS WILL NOT HAVE THE RIGHT TO DISSENT FROM THE MERGER AND RECEIVE PAYMENT OF THE FAIR VALUE OF THE CLASS A ORDINARY SHARES UNDERLYING THEIR ADSS. THE ADS DEPOSITARY WILL NOT EXERCISE OR ATTEMPT TO EXERCISE ANY DISSENTERS’ RIGHTS WITH RESPECT TO ANY OF THE CLASS A ORDINARY SHARES THAT IT HOLDS, EVEN IF AN ADS HOLDER REQUESTS THE ADS DEPOSITARY TO DO SO. ADS HOLDERS WISHING TO EXERCISE DISSENTERS’ RIGHTS MUST SURRENDER THEIR ADSS TO THE ADS DEPOSITARY, PAY THE ADS DEPOSITARY’S FEES REQUIRED FOR THE CANCELATION OF THE ADSS, AND PROVIDE INSTRUCTIONS FOR THE REGISTRATION OF

THE CORRESPONDING CLASS A ORDINARY SHARES AND BECOME REGISTERED HOLDERS OF SUCH CLASS A ORDINARY SHARES WITHIN TWENTY DAYS AFTER DELIVERY OF THE PLAN OF MERGER TO THE ADS DEPOSITARY (AS THE REGISTERED HOLDER OF EACH CLASS A ORDINARY SHARE THAT IS REPRESENTED BY ADSS). THEREAFTER, SUCH FORMER ADS HOLDERS MUST COMPLY WITH THE PROCEDURES AND REQUIREMENTS FOR EXERCISING DISSENTERS’ RIGHTS WITH RESPECT TO THE CLASS A ORDINARY SHARES AS SET OUT IN THE MERGER AGREEMENT AND PLAN OF MERGER AND OTHERWISE UNDER SECTION 238 OF THE CAYMAN ISLANDS COMPANIES ACT. IF THE MERGER IS NOT CONSUMMATED, THE COMPANY WILL CONTINUE TO BE A PUBLIC COMPANY IN THE UNITED STATES AND ADSS WILL CONTINUE TO BE LISTED ON THE NASDAQ. THE SHARES ARE NOT LISTED AND CANNOT BE TRADED ON ANY STOCK EXCHANGE OTHER THAN THE NASDAQ, AND IN SUCH CASE ONLY IN THE FORM OF ADSS. AS A RESULT, IF A FORMER ADS HOLDER HAS CONVERTED HIS, HER OR ITS ADSS TO SHARES IN ORDER TO EXERCISE DISSENTERS’ RIGHTS AND THE MERGER IS NOT CONSUMMATED AND SUCH FORMER ADS HOLDER WISHES TO BE ABLE TO SELL HIS, HER OR ITS SHARES ON A STOCK EXCHANGE, SUCH FORMER ADS HOLDER WILL NEED TO DEPOSIT HIS, HER OR ITS SHARES INTO THE COMPANY’S ADS PROGRAM FOR THE ISSUANCE OF THE CORRESPONDING NUMBER OF ADSS, SUBJECT TO THE TERMS AND CONDITIONS OF APPLICABLE LAW AND THE DEPOSIT AGREEMENT, INCLUDING, AMONG OTHER THINGS, PAYMENT OF RELEVANT FEES OF THE ADS DEPOSITARY FOR THE ISSUANCE OF ADSS, APPLICABLE SHARE TRANSFER TAXES (IF ANY), AND RELATED CHARGES PURSUANT TO THE DEPOSIT AGREEMENT. FOR THE AVOIDANCE OF DOUBT, THE COMPANY WILL IN ALL CASES CONSIDER THE DATE ON WHICH THE PLAN OF MERGER IS DELIVERED TO THE ADS DEPOSITARY (AS THE REGISTERED HOLDER OF EACH CLASS A ORDINARY SHARE THAT IS REPRESENTED BY ADSS) TO BE THE FIRST DAY OF THE DISSENT PERIOD WITH REGARD TO ALL CLASS A ORDINARY SHARES REPRESENTED BY ADSS. ACCORDINGLY, TO THE EXTENT THAT ANY ADS HOLDER ELECTS TO SURRENDER ITS ADSS TO THE ADS DEPOSITARY SUBSEQUENT TO SUCH PLAN OF MERGER DELIVERY DATE, THE FIRST DAY OF THE DISSENT PERIOD WITH RESPECT TO SUCH CLASS A ORDINARY SHARES SHALL REMAIN THE DATE ON WHICH THE PLAN OF MERGER WAS DELIVERED TO THE ADS DEPOSITARY (AND, FOR SUCH PURPOSES, THE ACTUAL DATE ON WHICH SUCH ADS HOLDER BECOMES THE REGISTERED HOLDER OF THE RELEVANT CLASS A ORDINARY SHARES SHALL BE DISREGARDED).
A copy of Section 238 of the Cayman Islands Companies Act is attached to this Transaction Statement as Exhibit (f)(2) for the information of Unaffiliated Security Holders. Unaffiliated Security Holders are urged to seek their own advice on Part XVI of the Cayman Islands Companies Act from a licensed Cayman Islands law firm.
Material U.S. Federal Income Tax Consequences
The following is a general summary of certain material U.S. federal income tax considerations applicable to U.S. Holders (as defined below) arising from and relating to the receipt of Merger Consideration in exchange for Shares or ADSs. This summary is based upon the provisions of the Internal Revenue Code of 1986, as amended (the “Code”), applicable U.S. Treasury Regulations, judicial authority and administrative interpretations, all as in effect on the date of this Transaction Statement, and which are subject to change, possibly with retroactive effect, or are subject to different interpretations. Changes in these authorities may cause the tax consequences to vary substantially from the consequences described below. We have not sought and do not intend to seek any ruling from the U.S. Internal Revenue Service (the “IRS”) with respect to the U.S. federal income tax consequences described herein. Therefore, this discussion is not binding on the IRS, and the IRS or a court in the event of an IRS dispute may challenge any of the conclusions set forth below. This summary is for general information purposes only and does not purport to be a complete analysis or listing of all potential U.S. federal income tax consequences that may apply to a U.S. Holder as a result of the Merger. In addition, this summary does not take into account the individual facts and circumstances of any particular U.S. Holder that may affect the U.S. federal income tax consequences of the Merger to such U.S. Holder. Accordingly, this summary is not intended to be, and should not be construed as, legal or tax advice with respect to any U.S. Holder. This summary does not address the U.S. federal estate or gift, U.S. federal alternative minimum, U.S. state and local, or non-U.S. tax consequences to U.S. Holders of the Merger, or any tax consequences with respect to the Company Options, Company Restricted Shares, Excluded Shares or Dissenting Shares.
This discussion is limited to U.S. Holders who hold their Shares or ADSs as capital assets within the meaning of Section 1221 of the Code (generally, property held for investment). This discussion does not address tax considerations that may be important to a particular holder in light of their individual circumstances, or to certain categories of holders that may be subject to special tax rules, such as:
•
dealers in securities, commodities or currencies;

•
traders in securities that have elected the mark-to-market method of accounting for their securities;

•
persons whose functional currency is not the U.S. dollar;

•
persons holding the Shares or ADSs as part of a hedge, straddle, conversion or other “synthetic security” or integrated transaction;

•
persons that acquired the Shares or ADSs pursuant to an exercise of employee options, in connection with employee incentive plans or otherwise as compensation or in connection with services;

•
certain U.S. expatriates;

•
financial institutions;

•
insurance companies;

•
regulated investment companies or real estate investment trusts;

•
persons subject to the alternative minimum tax;

•
persons that actually or under applicable constructive ownership rules own any interest in Parent, or 10% or more of the Shares and/or ADSs; and

•
entities that are tax-exempt for U.S. federal income tax purposes.

If a holder of the Shares or ADSs is a partnership (including any entity or arrangement treated as a partnership for U.S. federal income tax purposes), the tax treatment of a partner in such partnership generally will depend upon the status of the partner and the activities of the partnership. Partners in partnerships holding the Shares or ADSs should consult their tax advisors to determine the appropriate tax treatment of the partnership’s ownership of the Shares or ADSs.
For purposes of this discussion, a “U.S. Holder” is a beneficial owner of the Shares or ADSs that is, for U.S. federal income tax purposes,(i) an individual who is a citizen or resident of the United States, (ii) a corporation (or other entity treated as a corporation for U.S. federal income tax purposes) created in, or organized under the law of, the United States or any state thereof or the District of Columbia, (iii) an estate the income of which is includible in gross income for U.S. federal income tax purposes regardless of its source, or (iv) a trust (A) the administration of which is subject to the primary supervision of a U.S. court and which has one or more U.S. persons who have the authority to control all substantial decisions of the trust or (B) that has otherwise validly elected to be treated as a U.S. person under the Code.
For U.S. federal income tax purposes, it is generally expected that a U.S. Holder of ADSs will be treated as the beneficial owner of the underlying shares represented by the ADSs. The remainder of this discussion assumes that a U.S. Holder of the ADSs will be treated as the beneficial owner of the underlying Shares represented by the ADSs.
Treatment of Receipt of Cash Merger Consideration in the Merger
Subject to the discussion of the PFIC rules below, upon the receipt of the Merger Consideration in the Merger, a U.S. Holder generally will recognize capital gain or loss in an amount equal to the difference between the amount of the Merger Consideration received and such U.S. Holder’s tax basis in such U.S. Holder’s Shares or ADSs, as applicable. Gain or loss recognized on such sale or other disposition generally will be long-term capital gain or loss if, at the time of the Merger, the Shares or ADSs, as applicable, have been held for more than one year, and generally will be U.S. source gain or loss for U.S. foreign tax credit purposes, which may limit the ability to receive a foreign tax credit. Preferential rates apply to long-term capital gains of a U.S. Holder that is an individual, estate, or trust. There are currently no preferential tax rates for long-term capital gains of a U.S. Holder that is a corporation. Deductions for capital losses may be subject to limitations.
If a U.S. Holder acquired different blocks of Shares or ADSs at different times or different prices, such U.S. Holder must determine its adjusted tax basis and holding period separately with respect to each block of such Shares or ADSs.
In the event that we are treated as a PRC “resident enterprise” under the EIT Law (as described below under “PRC Tax Consequences”) and gain from the disposition of Shares or ADSs is subject to PRC income tax, a U.S. Holder that is eligible for the benefits of the income tax treaty between the United States and China may elect to treat the gain as PRC source income. Pursuant to recently issued U.S. Treasury Regulations, however, if a U.S. Holder is not eligible for the benefits of the income tax treaty or does not elect to apply the treaty, then such U.S. Holder may not be able to claim a foreign tax credit arising from any PRC tax imposed on the disposition of Shares or ADSs. U.S. Holders are urged to consult their tax advisors regarding the tax consequences if a foreign tax is imposed on a disposition of the Shares or ADSs, including the availability of the foreign tax credit under their particular circumstances, their eligibility for benefits under the income tax treaty between the United States and China and the potential impact of the recently issued U.S. Treasury Regulations.
Certain non-corporate U.S. Holders are subject to a 3.8% tax on certain net investment income, including capital gains from the sale or other disposition of the Shares or ADSs. Non-corporate U.S. Holders should consult their tax advisors regarding the effect, if any, of this tax on their disposition of the Shares or ADSs, as applicable.
Consequences of Possible PFIC Classification
A non-U.S. corporation, such as the Company, will be classified as a “passive foreign investment company,” or PFIC for U.S. federal income tax purposes for any taxable year if, in the case of any particular taxable year, either (i) 75% or more of its gross income for such year consists of certain types of “passive” income or (ii) 50% or more of the average quarterly value of its assets during such year produce or are held for the production of passive income. For this purpose, cash and assets readily convertible into cash are each categorized as a passive asset and the company’s goodwill and other unbooked intangibles are taken into account. Passive income generally includes, among other things, dividends, interest, rents, royalties, and gains from the disposition of passive assets. We will be treated as owning a proportionate share of the assets and earning a proportionate share of the income of any other corporation in which we own, directly or indirectly, at least 25% (by value) of the stock.
Although the law in this regard is unclear, we treat our variable interest entities with which we have maintained contractual arrangements (“VIEs”) as being owned by us for U.S. federal income tax purposes, not only because we exercise effective control over the operation of our VIEs but also because we are entitled to substantially all of its economic benefits, and, as a result, we consolidate its results of operations in our financial statements. If it were determined, however, that we are not the owner of the VIEs and their subsidiaries for U.S. federal income tax purposes, we may be or may have been treated as a PFIC.
Assuming that we are the owner of the VIEs for U.S. federal income tax purposes, and based upon our current income and assets, we do not believe we were classified as a PFIC for the taxable year ended December 31, 2021 and at this time we are unable to determine whether we will be classified as a PFIC for the taxable year ending December 31, 2022 or any future taxable year. Accordingly, whether the assumption that we can rely on the proposed U.S Treasury regulations holds is uncertain. Because there are uncertainties in the application of the relevant rules and PFIC status is a factual determination made annually after the close of each taxable year, we cannot assure you that we will not be a PFIC for the taxable year ending December 31, 2022 or any future taxable year. While we do not expect to be a PFIC in the current taxable year, no assurance can be given in this regard because the determination of PFIC status is a fact-intensive inquiry made on an annual basis and will depend upon the composition of our assets and income, and the continued existence of our goodwill at that time.
If we are or were a PFIC at any time during a U.S. Holder’s holding period for the U.S. Holder’s Shares or ADSs, and the U.S. Holder has not made a valid mark-to-market election or qualified electing fund election, any gain recognized by a U.S. Holder on the disposition of a Share or ADS generally would be allocated ratably over such U.S. Holder’s holding period for the Shares or ADSs. The amount allocated to the taxable year of the disposition and to any year before we became a PFIC would be treated as ordinary income in the current taxable year. The amount allocated to each other taxable year would be subject to tax at the highest rate in effect for that year, and an additional tax equal to the interest charge generally applicable to underpayments of tax would be imposed on the resulting tax attributable to each such year.
If we are or were a PFIC for any taxable year in which a U.S. Holder held ADSs (but not Shares directly) and certain conditions relating to the regular trading of ADSs have been met in the past, a U.S. Holder of ADSs (but not Shares directly) may have been able to make a so called “mark-to-market” election with respect to its ADSs. If a U.S. Holder made this election in a timely fashion, then instead of the tax treatment described in the preceding paragraph, any gain recognized by the U.S. Holder in the Merger would generally be treated as ordinary income or ordinary loss (limited to the extent of the net amount of previously included income as a result of the mark-to-market election, if any). Because a mark-to-market election cannot be made for any of our subsidiaries that is or may have been a PFIC, a U.S. Holder may continue to be subject to the PFIC rules with respect to its indirect interest in any investments held by the Company that are treated as an equity interest in a PFIC for U.S. federal income tax purposes.
We do not intend to provide information necessary for U.S. Holders to make qualified electing fund elections which, if available, would result in tax treatment different from the general tax treatment for PFICs described above.
U.S. Holders are urged to consult their tax advisors regarding the PFIC rules.
Backup Withholding and Information Reporting
The receipt of Merger Consideration in the Merger may be subject, under certain circumstances, to information reporting and backup withholding (currently at a rate of 24%). To avoid backup withholding, a U.S. Holder that does not otherwise establish an exemption should complete and return an IRS Form W-9, certifying under penalties of perjury that such U.S. Holder is a “United States person” (within the meaning of the Code), that the taxpayer identification number provided is correct and that such U.S. Holder is not subject to backup withholding.
Any amount withheld under the backup withholding rules will be allowed as a refund or credit against the U.S. federal income tax liability of U.S. Holder, provided the required information is timely furnished to the IRS. The IRS may impose a penalty upon a U.S. Holder that fails to provide the correct taxpayer identification number.
THE GENERAL SUMMARY SET FORTH ABOVE IS INCLUDED FOR GENERAL INFORMATION PURPOSES ONLY AND DOES NOT DISCUSS ALL ASPECTS OF U.S. FEDERAL INCOME TAXATION THAT MAY BE RELEVANT TO PARTICULAR HOLDERS IN LIGHT OF THEIR PARTICULAR CIRCUMSTANCES AND INCOME TAX SITUATIONS, ALL HOLDERS SHOULD CONSULT THEIR OWN TAX ADVISORS TO DETERMINE THE PARTICULAR TAX CONSEQUENCES OF THE MERGER APPLICABLE TO THEM, INCLUDING THE EFFECT OF ANY U.S. FEDERAL, STATE, LOCAL, OR NON-U.S. TAX LAWS.
PRC Tax Consequences
Under the PRC Enterprise Income Tax Law (the “EIT Law”), which took effect on January 1, 2008, and was amended on December 29, 2018, enterprises established outside of China whose “de facto management bodies” are located in the PRC are considered “resident enterprises,” and thus will generally be subject to the enterprise income tax at the rate of 25% on their global income. On December 6, 2007, the State Council adopted the Regulation on the Implementation of Enterprise Income Tax Law, as amended on April 23, 2019, which defines the “de facto management body” as an establishment that has substantial management and control over the business, personnel, accounts and properties of an enterprise. The State Administration of Taxation issued the Notice Regarding the Determination of Chinese-Controlled Offshore Incorporated Enterprises as PRC Tax Resident Enterprises on the Basis of De Facto Management Bodies (“Circular 82”) on April 22, 2009, and as amended on December 29, 2017. Circular 82 provides certain specific criteria for determining whether the “de facto management body” of a Chinese-controlled offshore incorporated enterprise is located in China. Under the EIT Law and its implementation regulations, the PRC income tax at the rate of 10% is applicable to any gain recognized on receipt of consideration by a “non-resident enterprise” from transfer of its equity in a PRC resident enterprise, or other gains, to the extent such gain is derived from sources within the PRC; provided that the “non-resident enterprise” does not have a de facto management body in the PRC and also (a) does not have an establishment or place of business in the PRC or (b) has an establishment or place of business in the PRC, but the relevant income is not effectively connected with the establishment or place of business. Under the Individual Income Tax Law, an individual who disposes a capital asset in China is subject to PRC individual income tax at the rate of 20%. Reduction of or relief from these taxes may be sought under applicable Income Tax Treaties with China.
The Company does not believe it is a resident enterprise defined and regulated by the aforesaid regulations or that the gain recognized on the receipt of consideration for the Shares or ADSs should otherwise be subject to PRC income tax to holders of such Shares that are not PRC residents. However, as there has not been a definitive determination of the Company’s status by the PRC tax authorities, the Company cannot confirm whether it would be considered a PRC-resident enterprise under the EIT Law or whether the gain recognized on the receipt of consideration for such Shares would otherwise be subject to PRC tax to holders of the Shares or ADSs that are not PRC tax residents. If the PRC tax authorities were to determine that the Company should be considered a PRC-resident enterprise, then gain recognized on the receipt of consideration for the Shares or ADSs by holders of Shares or ADSs who are not PRC-residents could be treated as PRC source income that would be subject to PRC income tax at a rate of 10% in the case of enterprises or 20% in the case of individuals (subject to applicable tax treaty relief, if any). Further, the gains recognized on the receipt of consideration for Shares or ADSs will be subject to PRC tax if the holders of such Shares or ADSs are PRC residents, regardless if the Company is considered as a resident enterprise or if such gains are considered as gains derived from sources within the PRC.
In addition, under the Bulletin on Certain Issues Relating to Indirect Transfer of Assets by Non-resident Enterprises (“Bulletin 7”) issued by the State Administration of Taxation, which became effective on February 3, 2015, and the Bulletin on the Source of Deduction of Income Tax for Non-resident Enterprises (“Bulletin 37”) issued by the State Administration of Taxation, which became effective on December 1, 2017, if a non-resident enterprise transfers PRC taxable assets indirectly by disposing of equity interests in an overseas holding company directly or indirectly holding such PRC taxable assets without any reasonable commercial purpose, the non-resident enterprise may be subject to a 10% PRC income tax on the gain from such equity transfer, unless (i) the non-resident enterprise derives income from the indirect transfer of PRC taxable assets by acquiring and selling shares of an overseas listed company which holds such PRC taxable assets on a public market or (ii) where there is an indirect transfer of PRC taxable assets, but if the non-resident enterprise had directly held and disposed of such PRC taxable assets, the income from the transfer would have been exempted from PRC enterprise income tax under an applicable tax treaty or arrangement. According to Bulletin 7, where a non-resident enterprise indirectly holds and transfers equity of a PRC resident enterprise held through an offshore holding company, a list of factors set out by Bulletin 7 should be taken into consideration to assess whether the transfer arrangement would be deemed as having a reasonable commercial purpose. Where non-resident enterprises indirectly transfer PRC-resident enterprises’ equity and avoid obligations to pay enterprise income tax through arrangement without a reasonable commercial purpose, PRC taxation authorities have the power to redefine and deem the transaction as a direct transfer of PRC-resident enterprises’ equity and impose a 10% income tax on the gain from such offshore share transfer. Pursuant to Bulletin 37, where the party responsible to withhold such income tax did not or was unable to withhold, and non-resident enterprises receiving such income failed to declare and pay the taxes that should have been withheld to the relevant tax authority, both the transferor and the transferee may be subject to penalties under PRC tax laws. Bulletin 37 or Bulletin 7 may be determined by the PRC tax authorities to be applicable to the Merger where non-PRC resident holders of Shares or ADS holders were involved, if the Merger is determined by the PRC tax authorities to lack reasonable commercial purpose. The Company does not believe that the Merger is without reasonable commercial purpose for purposes of Bulletin 37 and Bulletin 7, and, as a result, the Company (as purchaser and withholding agent) will not withhold any PRC tax (under Bulletin 7 and Bulletin 37) from the Merger Consideration to be paid to holders of the Shares or ADSs. However, if PRC tax authorities were to invoke Bulletin 37 or Bulletin 7 and impose tax on the receipt of consideration for the Shares or ADSs, then any gain recognized on the receipt of consideration for such

Shares or ADSs pursuant to the Merger by the Company’s non-PRC-resident shareholders could be treated as PRC-source income and thus be subject to PRC income tax at a rate of 10% (subject to applicable treaty relief).
Holders of the Shares or ADSs should consult their own tax advisors for a full understanding of the tax consequences of the Merger to them, including any PRC tax consequences.
Cayman Islands Tax Consequences
The Cayman Islands currently levy no taxes on individuals or corporations based upon profits, income, gains or appreciations and there is no taxation in the nature of inheritance tax or estate duty. There are no other taxes likely to be material to the Company levied by the Government of the Cayman Islands save for certain stamp duties which may be applicable, from time to time, on certain instruments executed or brought into the Cayman Islands.
The Cayman Islands is not party to any double tax treaties applicable to payments to or by the Company. There are no exchange control regulations or currency restrictions in the Cayman Islands.
Payments of dividends and capital in respect of the shares will not be subject to taxation in the Cayman Islands and no withholding will be required on the payment of a dividend or capital to any holder of the Shares, nor will gains derived from the disposal of the shares be subject to Cayman Islands income or corporation tax.

MARKET PRICE OF ADSs; DIVIDENDS
Market Price of ADSs
The following table sets forth the high and low sales prices for ADSs on NASDAQ under the symbol “CIH,” for the periods indicated.
	Trading Price Per ADS (US$)
	High	Low
2021
First Quarter	2.53	2.01
Second Quarter	2.35	1.87
Third Quarter	1.92	1.34
Fourth Quarter	1.58	0.88
2022
First Quarter	1.13	0.90
Second Quarter	1.09	0.68
Third Quarter	1.06	0.63
Fourth Quarter	0.94	0.74
2023
January	0.95	0.92
On August 22, 2022, the last trading day prior to the Company’s announcement on August 23, 2022 that the Board had received the Original Proposal, the reported closing price of ADSs on NASDAQ was US$0.70. The merger consideration of US$1.00 per ADS or per Share, represents a premium of 42.9% over the closing price of US$0.70 per ADS on August 22, 2022 and premiums of approximately 46.2% and 33.1% to the volume-weighted average closing price of the ADSs during the last 30 trading days and 60 trading days, respectively, prior to and including August 22, 2022.
Dividends
The Company has not declared or paid any cash dividends, nor has any present plan to pay any dividends on the Shares or ADSs in the foreseeable future.

SUMMARY FINANCIAL INFORMATION
The selected combined and consolidated financial information with respect to the Company set forth below (amounts in thousands of RMB) is derived from the audited combined and consolidated financial statements of the Company contained in the Company’s Annual Report. More comprehensive financial information is included in documents filed by the Company with the SEC, and the following financial information should be read in conjunction with, and is qualified in its entirety by reference to, the audited combined and consolidated financial statements of the Company (including any related notes) contained in the Company’s Annual Report, which are incorporated by reference herein.
The following table presents the Company’s selected consolidated comprehensive (loss)/income data for the periods indicated.
	For the Year Ended December 31,
	2020	2021
Revenues (including revenues from related parties RMB11,006 and RMB238 for the years ended December 31, 2020 and 2021, respectively)	635,910	620,953
Cost of revenues (including cost of revenues resulting from transactions with related parties RMB8,981 and RMB8,826 for the years ended December 31, 2020 and 2021, respectively)	(105,528)	(110,118)
Gross profit	530,382	510,835
Operating expenses:
Selling and marketing expenses (including selling and marketing expenses resulting from transactions with related parties of RMB4,552 and RMB4,787 for the years ended December 31, 2020 and 2021, respectively)	(112,414)	(113,626)
General and administrative expenses (including general and administrative expenses resulting from transactions with related parties of RMB2,088 and RMB2,008 for the years ended December 31, 2020 and 2021, respectively)	(85,700)	(81,667)
Bad debt expense (including bad debt expense resulting from transactions with a related party RMB547,069 and RMB1,998 for the years ended December 31, 2020 and 2021, respectively)	(559,445)	(8,767)
Operating income (loss)	(227,177)	306,775
Interest income	1,625	9,750
Change in fair value of the warrants	1,359	—
Investment income	9,294	8,458
Government grants	5,997	765
Income (loss) before income taxes	(208,902)	325,748
Income tax expense	(109,454)	(46,500)
Net income (loss)	(318,356)	279,248
Less: net income (loss) attributable to noncontrolling interest holders	(304)	66
Net income (loss) attributable to China Index Holdings Limited	(318,052)	279,182
Other comprehensive income (loss)
Foreign currency translation adjustments, net of nil income taxes	1,012	12,811
Unrealized holding gains on short-term investments, net of nil and nil income taxes for the years ended December 31, 2020 and 2021, respectively	—	—
Less: Reclassification adjustment for gains on short-term investments realized in net income, net of nil and nil income taxes for the years ended December 31, 2020 and 2021, respectively	—	—
Total comprehensive income (loss)	(317,344)	292,059

	For the Year Ended December 31,
	2020	2021
Less: comprehensive income (loss) attributable to noncontrolling interest holders	(304)	66
Comprehensive income (loss) attributable to China Index Holdings Limited	(317,040)	291,993
Earnings (loss) per share for Class A and Class B ordinary shares
Basic	(3.54)	3.10
Diluted	(3.54)	3.08
Weighted average number of Class A and Class B ordinary shares and ordinary shares equivalents outstanding:
Basic	89,842,465	90,196,440
Diluted	89,842,465	90,602,539

	Three Months Ended September 30,
	2022	2021
Revenues	97,669	160,785
Cost of revenues	(19,785)	(27,493)
Gross profit	77,884	133,292
Operating expenses:
Selling and marketing expenses	(22,157)	(29,947)
General and administrative expenses	(24,827)	(25,332)
Operating income	30,900	78,013
Interest income	2,091	3,006
Investment income (loss)	(2,453)	2,794
Government grants	363	12
Income before income taxes	30,901	83,825
Income tax expenses	(3,266)	(10,994)
Net income	27,635	72,831
Less: net income (loss) attributable to noncontrolling interests	34	(29)
Net income attributable to China Index Holdings Limited	27,601	72,860
Other comprehensive income (loss)
Foreign currency translation adjustments, net of nil income taxes	17,844	(2,119)
Total comprehensive income	45,479	70,712
Less: comprehensive income (loss) attributable to noncontrolling interests	34	(29)
Comprehensive income attributable to China Index Holdings Limited	45,445	70,741
Earnings per share for Class A and Class B ordinary shares:
Basic	0.31	0.81
Diluted	0.31	0.81
Weighted average number of Class A and Class B ordinary shares and ordinary shares equivalents outstanding:
Basic	90,425,368	90,221,432
Diluted	90,425,368	90,232,243

The following table presents the Company’s selected consolidated balance sheet data as of the dates indicated.
	As of December 31,
	2020	2021
ASSETS
Current assets:
Cash and cash equivalents	280,355	361,521
Short-term investments	391,671	—
Accounts receivable, net of allowance for doubtful accounts	29,680	49,217
Prepaid expenses and other current assets	2,557	25,531
Amounts due from a related party – current	3,090	—
Total current assets	707,353	436,269
Non-current assets:
Property and equipment, net	2,345	1,424
Right of use assets	44,369	38,892
Amounts due from a related party – non-current, less allowance for doubtful accounts of RMB547,069 and RMB536,556 as of December 31, 2020 and 2021, respectively	—	—
Other non-current assets	3,270	4,212
Total non-current assets	49,984	44,528
Total assets	757,337	480,797
LIABILITIES AND SHAREHOLDERS’ EQUITY (DEFICIT)
Current liabilities:
Accounts payable	9,343	11,465
Amounts due to a related party	156	12,300
Deferred revenue	224,141	216,188
Income taxes payable	26,737	25,474
Accrued expenses and other current liabilities (including accrued expenses and other current liabilities of VIEs without recourse to the Company of RMB386 and RMB374 as of December 31, 2020 and 2021, respectively)	637,693	99,657
Total current liabilities	898,070	365,084
Non-current liabilities:
Long-term lease liabilities	27,427	29,570
Other non-current liabilities	117,987	75,288
Total non-current liabilities	145,414	104,858
Total liabilities	1,043,484	469,942
Commitments and contingencies	—	—
SHAREHOLDERS’ EQUITY (DEFICIT)
Class A ordinary shares (US$0.001 per share, 1,000,000,000 shares authorized for Class A and Class B in aggregate as of December 31, 2020 and 2021; 72,475,630 shares issued as of December 31, 2020 and 2021; 66,411,428 and 66,787,537 shares outstanding as of December 31, 2020 and 2021, respectively)	500	500

	As of December 31,
	2020	2021
Class B ordinary shares (US$0.001 per share, 1,000,000,000 shares authorized for Class A and Class B in aggregate as of December 31, 2020 and 2021; 23,636,706 shares issued and outstanding as of December 31, 2020 and 2021; each Class B ordinary share is convertible into one Class A ordinary share)	163	163
Treasury shares (6,064,202 and 5,688,093 shares as of December 31, 2020 and 2021, respectively)	(42)	(39)
Capital deficit	(126,571)	(121,631)
Retained earnings (accumulated deficits)	(162,728)	116,454
Accumulated other comprehensive income	1,232	14,043
Total shareholders’ equity (deficit) attributable to China Index Holdings Limited	(287,446)	9,490
Noncontrolling interests	1,299	1,365
Total shareholders’ equity (deficit)	(286,147)	10,855
Total liabilities and shareholders’ equity (deficit)	757,337	480,797

	As of September 30, 2022	As of December 31, 2021
ASSETS
Current assets:
Cash and cash equivalents	356,841	361,521
Short-term investments	23,576	—
Accounts receivable, net of allowance for doubtful accounts	63,860	49,217
Prepaid expenses and other current assets	30,500	25,531
Amounts due from a related party – current	8,536	—
Total current assets	483,313	436,269
Non-current assets:
Property and equipment, net	444	1,424
Right of use assets	38,520	38,892
Other non-current assets	5,620	4,212
Total non-current assets	44,584	44,528
Total assets	527,897	480,797
LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accounts payable	15,728	11,465
Income taxes payable	10,752	25,474
Deferred revenue	170,730	216,188
Amounts due to a related party	—	12,300
Accrued expenses and other current liabilities	93,969	99,657
Total current liabilities	291,179	365,084
Non-current liabilities:
Long-term lease liabilities	34,368	29,570
Other non-current liabilities	80,299	75,288
Total non-current liabilities	114,667	104,858
Total liabilities	405,846	469,942
SHAREHOLDERS’ EQUITY
Class A ordinary shares (US$0.001 per share, 1,000,000,000 shares authorized for Class A and Class B in aggregate as of September 30, 2022 and December 31, 2021; 72,475,630 shares issued as of September 30, 2022 and December 31, 2021; 66,788,662 and 66,787,537 shares outstanding as of September 30, 2022 and December 31, 2021, respectively)	500	500
Class B ordinary shares (US$0.001 per share, 1,000,000,000 shares authorized for Class A and Class B in aggregate as of September 30, 2022 and December 31, 2021; 23,636,706 shares issued and outstanding as of September 30, 2022 and December 31, 2021; each Class B ordinary share is convertible into one Class A ordinary share)	163	163
Treasury shares	(39)	(39)
Capital deficit	(119,138)	(121,631)
Retained earnings	207,016	116,454
Accumulated other comprehensive income	32,033	14,043
Total shareholders’ equity attributable to China Index Holdings Limited	120,535	9,490
Noncontrolling interests	1,516	1,365
Total shareholders’ equity	122,051	10,855
Total liabilities and shareholders’ equity	527,897	480,797

The following table presents the Company’s selected consolidated cash flow data for the periods indicated.
	For the Year Ended December 31,
	2020	2021
CASH FLOWS FROM OPERATING ACTIVITIES
Net income (loss)	(318,356)	279,248
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Share-based compensation expense	8,612	4,943
Depreciation	1,196	1,411
Reduction in the carrying amount of the right of use assets	5,226	5,478
Allowance for doubtful accounts	12,376	6,769
Allowance for amounts due from a related party – non-current	547,069	1,998
Investment income	(9,294)	(8,458)
Deferred income tax expense (benefit)	60,516	(986)
Change in fair value of the warrants	(1,359)	—
(Gain) loss on disposal of property and equipment	(5)	(36)
Changes in operating assets and liabilities, net of effects of acquisition and disposal of subsidiaries:
Accounts receivable	(17,744)	(26,307)
Prepayments to and amounts due from related parties	4,820	—
Prepaid expenses and other current assets	(1,546)	(4,802)
Accounts payable	1,499	2,122
Amounts due to a related party	(7,282)	12,215
Deferred revenue	20,623	(7,945)
Income tax payable	3,341	(1,262)
Amounts due from a related party – non-current	(547,069)	(1,998)
Accrued expenses and other current liabilities	557,590	(7,067)
Long-term lease liabilities	(10,252)	2,143
Other non-current liabilities	17,583	(42,646)
Net cash provided by operating activities	327,544	214,820
CASH FLOWS FROM INVESTING ACTIVITIES
Purchase of short-term investments	(4,084,440)	(2,199,090)
Proceeds from sales of short-term investments	3,827,063	2,599,219
Purchase of property and equipment	(585)	(491)
Proceeds from disposal of property and equipment	5	36
Proceeds from disposal of subsidiaries	4,325	—
Cash disposed for sales of subsidiaries	(1,035)	—
Advance to a noncontrolling interest holder	(3,090)	—
Cash acquired from business acquisition	7	—
Advance to a third party	—	(18,151)
Repayment of advance to a noncontrolling interest holder	—	3,090
Net cash provided by (used in) investing activities	(257,750)	384,613

	For the Year Ended December 31,
	2020	2021
CASH FLOWS FROM FINANCING ACTIVITIES
Net transfers to the parent company	—	—
Cash received from a third party for loan collateral	—	18,141
Settlement of guarantee liability in relation to convertible notes issued by a related party	—	(540,375)
Net cash used in financing activities	—	(522,234)
Effect of foreign currency exchange rate changes on cash and cash equivalents	(3,515)	3,967
Net increase in cash and cash equivalents	66,279	81,166
Cash and cash equivalents as of the beginning of the year	214,076	280,355
Cash and cash equivalents as of the end of the year	280,355	361,521
Supplemental disclosure of cash flow information:
Income tax paid	25,645	29,394
Withholding income tax paid	—	62,000
Issuance of warrants in connection with the separation from Fang	—	—
Net assets and noncontrolling interests acquired in business acquisition	1,603	—

TRANSACTIONS IN THE SHARES AND ADSs
Purchases by the Company
There was no purchase of any Shares or ADS by the Company during the past two years.
Purchases by the Buyer Group
On November 24, 2022, Evenstar Master entered into a transfer agreement with Geminis Funds SPC and Triple Surge Holdings Limited to acquire an aggregate of 1,762,716 ADSs in consideration of US$0.00 per ADS. For details, see “Transactions in the Shares and ADSs — Transactions in Prior 60 Days” below.
In May and June 2022, Fang Holdings purchased an aggregate of 233,140 ADSs on the open market at prices ranging from US$0.6750 to US$0.7999 per ADS and the average purchase price per ADS was US$0.7580 for the second calendar quarter of 2022.
On May 24, 2022, ACE Smart acquired 1,613,208 Class A Ordinary Shares at US$0.95 per Share from Fidelidade — Companhia de Seguros, S.A. at an aggregate purchase price of US$1,532,547.60.
On May 31, 2022, ACE Smart acquired 8,866,511 ADSs at US$0.95 per ADS from HHLR Fund, L.P. and YHG Investment, L.P. at an aggregate purchase price of US$8,423,185.45.
On April 30, 2022, True Knight entered into a share transfer agreement with Chuang Xi Capital Holdings Limited to purchase 459,123 ADSs at US$0.95 per ADS and at an aggregate purchase price of US$436,166.85.
On April 30, 2022, True Knight entered into a share transfer agreement with Clever Sight Limited to purchase 3,273,609 ADSs at US$0.95 per ADS and at an aggregate purchase price of US$3,109,928.55.
On April 30, 2022, True Knight entered into a share transfer agreement with IDG Alternative Global Limited to purchase 480,000 ADSs at US$0.95 per ADS and at an aggregate purchase price of US$456,000.00.
On April 30, 2022, True Knight entered into a share transfer agreement with IDG-Accel China Capital Investors L.P. to purchase 93,869 ADSs at US$0.95 per ADS and at an aggregate purchase price of US$89,175.55.
On April 30, 2022, True Knight entered into a share transfer agreement with IDG-Accel China Capital L.P. to purchase 2,033,003 ADSs at US$0.95 per ADS and at an aggregate purchase price of US$1,931,352.85.
On April 30, 2022, True Knight entered into a share transfer agreement with Safari Group Holdings Limited to purchase 2,461,538 Class A Ordinary Shares at US$0.95 per Share and at an aggregate purchase price of US$2,338,461.
On December 31, 2021, ACE Smart acquired 94,116 Class A Ordinary Shares at US$0.99 per Share from First Island Trustees (Guernsey) Limited at an aggregate purchase price of US$93,175.
On July 16, 2021, ACE Smart acquired 1,096,086 ADSs at US$2.08 per ADS from Lupin Capital Fund I, L.P. at an aggregate purchase price of US$ 2,279,859.
Prior Public Offerings
The Company did not make any underwritten public offering of the Company’s securities during the past three years.
Transactions in Prior 60 Days
On November 24, 2022, Evenstar Master acquired an aggregate of 1,762,716 ADSs from Geminis Funds SPC and Triple Surge Holdings Limited (collectively, the “Transferors”) pursuant to a transfer agreement under which, (i) Geminis Funds SPC and Triple Surge Holdings Limited agreed to transfer 1,448,749 and 313,967 ADSs respectively, with all beneficial ownership (including sole voting, investment and dispositive power, to the exclusion of any pecuniary or economic interest) attached thereto to Evenstar Master in consideration of US$0.00 per ADS, such that the Evenstar Master shall be deemed the beneficial owner of such ADSs for purposes of Section 13(d) of the Exchange Act and the rules promulgated thereunder with effect from November 24, 2022, and (ii) Evenstar Master and each of the Transferors agreed to enter into a total return arrangement pursuant to which each of the Transferors shall retain all economic interests in such ADSs (including the right to receive all dividends or distributions paid on, and proceeds from the future dispositions of, the ADSs) and pay a reasonable fee as consideration to Evenstar Master, with such total return arrangement to expire upon mutual agreement between Evenstar Master and each Transferor.
Other than the Merger Agreement and agreements entered into in connection therewith including the Support Agreement, the Limited Guarantee, the Interim Investors Agreement and the Equity Commitment Letter, and as disclosed above, there have been no transactions in the Company’s Shares or ADSs during the past 60 days by the Company, any of the Company’s officers or directors, the Buyer Group or any other person with respect to which disclosure is provided in “Schedule I — Directors and Executive Officers of Each Filing Person” or any associate or majority-owned subsidiary of the foregoing.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT OF THE COMPANY
The following table sets forth information with respect to the beneficial ownership of the Shares as of February 24, 2023, by:
•
each of the Company’s directors and executive officers;

•
each person known to the Company to own beneficially more than 5% of the total issued and outstanding Shares; and

•
each Filing Person, as applicable.

The calculations in the shareholder table below are based on 90,425,368 Shares issued and outstanding, comprising 66,788,662 Class A Ordinary Shares and 23,636,706 Class B Ordinary Shares, as of February 24, 2023.
Beneficial ownership is determined in accordance with the rules and regulations of the SEC and includes voting or investment power with respect to the Shares. In computing the number of Shares beneficially owned by a person and the percentage ownership of that person, we have included Shares that the person has the right to acquire within 60 days of the date of this Transaction Statement, including through the exercise of any option, warrant or other right or the conversion of any other security. These Shares, however, are not included in the computation of the percentage ownership of any other person.
	Shares Beneficially Owned as of February 24, 2023
	Number	Percentage
Directors and Executive Officers
Richard Jiangong Dai(1)	9,047,809	10.0%
Yu Huang(2)	616,560	*
Lili Chen(3)	32,351	*
Can Xie(4)	73,576	*
Yong Wang(5)	80,125	*
Robert Ciemniak	—	—
Jason Chenyang Wei	—	—
Jianping Ye	—	—
Directors and executive officers as a group	9,850,421	10.9%
Principal Shareholders:
Mr. Vincent Tianquan Mo and his affiliated entities(6)	29,075,794	30.5%
Fang Holdings Limited(7)	18,084,101	20.0%
General Atlantic Singapore Fund Pte. Ltd.(8)	10,122,769	11.2%
Evenstar Capital Management Limited(9)	11,221,618	12.4%
Other Filing Persons:
Mr. Shan Li and Digital Link Investments Limited(10)	3,137,921	3.5%
True Knight Limited(11)	8,801,142	9.7%

*
Less than one percent of the Company’s total outstanding Shares.

(1)
Represents 246,667 Class A Ordinary Shares represented by ADSs held of record by Mr. Dai and 8,801,142 held of record by True Knight Limited, which is wholly owned by Mr. Dai. Mr. Dai may be deemed to be the beneficial owner of the Shares of the Company held by True Knight Limited.

(2)
Represents 594,060 Shares that Ms. Huang may purchase upon exercise of Company Options and 22,500 Shares that Ms. Huang may acquire upon settlement of the vested Company Restricted Shares within 60 days of the date of this Transaction Statement.

(3)
Represents 29,225 Shares that Ms. Chen may purchase upon exercise of Company Options and 3,126 Shares that Ms. Chen may acquire upon settlement of the vested Company Restricted Shares within 60 days of the date of this Transaction Statement.

(4)
Represents 58,025 Shares that Mr. Xie may purchase upon exercise of Company Options and 15,551 Shares that Mr. Xie may acquire upon settlement of the vested Company Restricted Shares within 60 days of the date of this Transaction Statement.

(5)
Represents 80,125 Shares that Mr. Wang may purchase upon exercise of Company Options within 60 days of the date of this Transaction Statement.

(6)
Represents (i) 11,669,921 Class A Ordinary Shares (including 9,962,597 Class A Ordinary Shares represented by ADSs) held of record by ACE Smart Investments Limited; (ii) 926,461 Class B Ordinary Shares held of record by Karistone Limited and 360,421 Class A Ordinary Shares that Karistone Limited has the right to obtain within 60 days following the date hereof by exercise of certain Company Options; (iii) 25,000 Class A Ordinary Shares represented by ADSs held of record by Open Land Holdings Limited; (iv) 5,795,802 Class B Ordinary Shares held of record by Media Partner Technology Limited and 1,367,378 Class A Ordinary Shares that Media Partner Technology Limited has the right to obtain within 60 days following the date hereof by exercise of certain Company Options and settlement of certain Company Restricted Shares; (v) 14,177 Class A Ordinary Shares represented by ADSs and 5,794,757 Class B Ordinary Shares held of record by Next Decade Investments Limited, and 1,367,377 Class A Ordinary Shares and 1,754,500 Class B Ordinary Shares that Next Decade Investments Limited has the right to obtain within 60 days following the date hereof by exercise of certain Company Options and settlement of certain Company Restricted Shares. Each of ACE Smart Investments Limited, Karistone Limited and Open Land Holdings Limited is wholly owned by Mr. Mo. Media Partner Technology Limited is wholly owned by The MC Trust, for which Butterfield Fiduciary Services (Cayman) Limited serves as trustee. Mr. Mo’s wife is the sole director of Media Partner Technology Limited. Next Decade Investments Limited is wholly owned by KM & KM Trust, for which Credit Suisse Trust Limited serves as trustee. Mr. Mo’s wife is the sole director of Next Decade Investments Limited. Mr. Mo may be deemed to be the beneficial owner of the shares of the Company held by these companies.

(7)
Represents 6,964,415 Class A Ordinary Shares (including 4,534,852 Class A Ordinary Shares represented by ADSs) and 11,119,686 Class B Ordinary Shares held of record by Fang Holdings.

(8)
Represents 10,122,769 Class A Ordinary Shares represented by ADSs beneficially owned by GASF, as reported in a Schedule 13D filed by it and its affiliates on December 23, 2022. The majority shareholder of GASF is GAS Interholdco. The members of GAS Interholdco that share beneficial ownership of the ADSs held of record by GASF are the GA Bermuda Funds and the GA Delaware Funds. The general partner of GAP Bermuda III and GAP Bermuda IV is GenPar Bermuda, and the general partner of GenPar Bermuda is GAP (Bermuda) L.P., which is controlled by the Management Committee of GAP MGP LLC (the “Management Committee”). GA LP, which is also controlled by the Management Committee, is the managing member of GAPCO III, GAPCO IV and GAPCO V and the general partner of GAPCO CDA. There are nine members of the Management Committee as of the date hereof. For the list of individuals comprising the Management Committee, see “Schedule I — Directors and Executive Officers of Each Filing Person — XII. Directors and Executive Officers of General Atlantic Filing Persons.”

(9)
Represents (i) 11,221,518 Class A Ordinary Shares represented by ADSs held by Evenstar Master; (ii) 50 Class A Ordinary Shares held of record by Evenstar Master; and (iii) 50 Class A Ordinary Shares held of record by ESSL. Evenstar Manager owns 100% of the management shares of Evenstar Master and ESSL (which is a wholly owned subsidiary of Evenstar Master) and the decision-making of Evenstar Manager is delegated by its shareholder to the board of directors pursuant to its corporate documents. Evenstar Manager is deemed to be the sole beneficial owner of, and to solely control the voting and investment power of, the Shares of the Company held by Evenstar Master and ESSL. For the list of individuals comprising the board of directors of Evenstar Manager, see “Schedule I — Directors and Executive Officers of Each Filing Person — XIII. Directors and Executive Officers of Evenstar Filing Persons.”

(10)
Represents 3,137,921 Class A Ordinary Shares held of record by Digital Link Investments Limited, which is wholly owned by Mr. Shan Li. Mr. Li may be deemed to be the beneficial owner of the Shares of the Company held by Digital Link Investments Limited.

(11)
Represents 8,801,142 Class A Ordinary Shares held of record by True Knight Limited, which is wholly owned by Mr. Dai. Mr. Dai may be deemed to be the beneficial owner of the shares of the Company held by True Knight Limited.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS
This Transaction Statement and the documents incorporated by reference in this Transaction Statement include certain forward-looking statements. These statements appear throughout this Transaction Statement and include statements regarding the intent, belief, or current expectations of the Filing Persons. Such forward-looking statements are not guarantees of future performance and involve risks and uncertainties. Actual results may differ materially from those described in such forward-looking statements, as a result of the various factors, including those identified in (i) the Company’s Annual Report, (ii) the Company’s unaudited financial results included as exhibits to Forms 6-K furnished by the Company to the SEC on May 23, 2022, August 18, 2022 and November 16, 2022, respectively, and (iii) as otherwise described in the Company’s filings with the SEC from time to time.

WHERE YOU CAN FIND MORE INFORMATION
The Company is subject to the periodic reporting and other informational requirements of the Exchange Act applicable to foreign private issuers and is required to file with or furnish to the SEC an Annual Report on Form 20-F, current reports on Form 6-K, and other information. Copies of such reports and other information, when so filed with or furnished to the SEC, may be inspected without charge and copies may be obtained at prescribed rates at the public reference facilities maintained by the SEC at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. The public may obtain information regarding the Washington, D.C. Public Reference Room by calling the SEC at 1-800-SEC-0330. The information the Company files with or furnishes to the SEC is also available free of charge on the SEC’s website at http://www.sec.gov through the SEC’s EDGAR system.
You also may obtain free copies of the documents the Company files with or furnishes to the SEC by going to the “Investor Relations” section of the Company’s website at https://ir.chinaindexholdings.com/. Our website address is provided as an inactive textual reference only. The information provided on the Company’s website is not part of this Transaction Statement and is not incorporated by reference herein unless expressly so incorporated.
The opinion of Roth Capital, the Special Committee’s financial advisor, is attached as Exhibit (c)(1) to this Transaction Statement. In addition, Roth Capital’s opinion will be made available for inspection and copying at the Company’s executive offices at Tower A, No. 20 Guogongzhuang Middle Street, Fengtai District, Beijing 100070, the PRC during the Company’s regular business hours by any interested Unaffiliated Security Holder or a representative of any interested Unaffiliated Security Holder who has been so designated in writing.

SCHEDULE 13E-3 ITEMS
ITEM 1.   SUMMARY TERM SHEET
See:
“Summary” of this Transaction Statement; and
“Questions and Answers About the Merger” of this Transaction Statement.
ITEM 2.   SUBJECT COMPANY INFORMATION
(a)
Name and Address

China Index Holdings Limited is the subject company. See “Summary — The Parties Involved in the Merger” of this Transaction Statement.
(b)
Securities

The Company is the issuer of the Shares, including the Shares represented by ADSs. ADSs are traded on the NASDAQ Capital Market under the symbol “CIH.” As of February 24, 2023, there are a total of 66,788,662 Class A Ordinary Shares and 23,636,706 Class B Ordinary Shares issued and outstanding (which, for the avoidance of doubt, exclude Shares that are held by the Company as treasury shares and Shares issued to the Depositary and reserved for issuance upon exercise or vesting of Company Options and vested but unsettled Company Restricted Shares).
(c)
Trading Market and Price

See “Market Price of ADSs; Dividends” of this Transaction Statement.
(d)
Dividends

See “Market Price of ADSs; Dividends” of this Transaction Statement.
(e)
Prior Public Offerings

See “Transactions in the Shares and ADSs — Prior Public Offerings” of this Transaction Statement.
(f)
Prior Stock Purchases

See:
“Transactions in the Shares and ADSs” of this Transaction Statement; and
“Special Factors — Related Party Transactions” of this Transaction Statement;
ITEM 3.   IDENTITY AND BACKGROUND OF FILING PERSON
(a)
Name and Address

See:
“Summary — The Parties Involved in the Merger” of this Transaction Statement; and
“Schedule I — Directors and Executive Officers of Each Filing Person” of this Transaction Statement.
(b)
Business and Background of Entities

See:
“Summary — The Parties Involved in the Merger” of this Transaction Statement; and
“Schedule I — Directors and Executive Officers of Each Filing Person” of this Transaction Statement.

(c)
Business and Background of Natural Persons

See “Schedule I — Directors and Executive Officers of Each Filing Person.”
ITEM 4.   TERMS OF THE TRANSACTION
(a)(1) Material Terms
Not applicable.
(a)(2) Material Terms
See:
“Summary — The Merger Agreement and the Plan of Merger” of this Transaction Statement;
“Special Factors — Reasons for the Merger and Position of the Special Committee and the Board” of this Transaction Statement;
“Special Factors — Buyer Group’s Purposes and Reasons for the Merger” of this Transaction Statement;
“Special Factors — No Shareholder Vote Required to Authorize the Plan of Merger and the Merger” of this Transaction Statement;
“Special Factors — Interests of Certain Persons in the Merger” of this Transaction Statement;
“Special Factors — Accounting Treatment of the Merger” of this Transaction Statement;
“Special Factors — Material U.S. Federal Income Tax Consequences” of this Transaction Statement;
“Questions and Answers About the Merger” of this Transaction Statement; and
Exhibit (d)(1) to this Transaction Statement (“Agreement and Plan of Merger”).
(b)
Purchases

See:
“Summary — The Merger Agreement and the Plan of Merger” of this Transaction Statement;
“Summary — Interests of the Company’s Directors and Executive Officers in the Merger” of this Transaction Statement; and
“Special Factors — Interests of the Company’s Directors and Executive Officers” of this Transaction Statement.
(c)
Different Terms

See:
“Summary — The Merger Agreement and the Plan of Merger” of this Transaction Statement;
“Summary — Interests of the Company’s Directors and Executive Officers in the Merger” of this Transaction Statement; and
Exhibit (d)(1) to this Transaction Statement (“Agreement and Plan of Merger”).
(d)
Appraisal Rights

See:
“Summary — Dissenters’ or Appraisal Rights” of this Transaction Statement;
“Questions and Answers about the Merger — Am I entitled to Dissenters’ Rights?” of this Transaction Statement; and

“Special Factors — Dissenters’ or Appraisal Rights” of this Transaction Statement.
Exhibit (f)(1) to this Transaction Statement (“Dissenters’ Rights”).
Exhibit (f)(2) to this Transaction Statement (“Section 238 of Cayman Islands Companies Act”).
(e)
Provisions for Unaffiliated Security Holders

None of the Filing Persons intends to grant Unaffiliated Security Holders special access to the corporate files of such Filing Person in connection with the Merger. None of the Filing Persons intends to obtain counsel or appraisal services at the expense of the Filing Persons for Unaffiliated Security Holders.
(f)
Eligibility for Listing or Trading

Not applicable.
ITEM 5.   PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS
(a)
Transactions

See:
“Special Factors — Related Party Transactions” of this Transaction Statement; and
“Transactions in the Shares and ADSs” of this Transaction Statement.
(b)
Significant Corporate Events

See:
“Summary — The Merger Agreement and the Plan of Merger” of this Transaction Statement;
“Special Factors — Background of the Merger” of this Transaction Statement;
“Special Factors — Reasons for the Merger and Position of the Special Committee and the Board” of this Transaction Statement;
“Special Factors — Buyer Group’s Purposes and Reasons for the Merger” of this Transaction Statement;
“Special Factors — Interests of Certain Persons in the Merger” of this Transaction Statement; and
Exhibit (d)(1) to this Transaction Statement (“Agreement and Plan of Merger”).
(c)
Negotiations or Contacts

See:
“Summary — Equity Commitment Letter” of this Transaction Statement;
“Summary — Limited Guarantee” of this Transaction Statement;
“Summary — Support Agreement” of this Transaction Statement;
“Summary — Interim Investors Agreement” of this Transaction Statement;
“Summary — The Merger Agreement and the Plan of Merger” of this Transaction Statement;
“Special Factors — Background of the Merger” of this Transaction Statement;
“Special Factors — Plans for the Company after the Merger” of this Transaction Statement;
“Special Factors — Interests of Certain Persons in the Merger” of this Transaction Statement; and
Exhibit (d)(1) to this Transaction Statement (“Agreement and Plan of Merger”).

(e)
Agreements Involving the Subject Company’s Securities

See:
“Summary — The Merger Agreement and Plan of Merger” of this Transaction Statement;
“Summary — Financing of the Merger” of this Transaction Statement;
“Special Factors — Background of the Merger” of this Transaction Statement;
“Special Factors — Plans for the Company after the Merger” of this Transaction Statement;
“Special Factors — Interests of Certain Persons in the Merger” of this Transaction Statement;
“Transactions in the Shares and ADSs” of this Transaction Statement; and
Exhibit (d)(1) to this Transaction Statement (“Agreement and Plan of Merger”).
ITEM 6.   PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS
(b)
Use of Securities Acquired

See:
“Summary” of this Transaction Statement;
“Questions and Answers about the Merger” of this Transaction Statement;
“Special Factors — Buyer Group’s Purposes and Reasons for the Merger” of this Transaction Statement;
“Special Factors — Effects of the Merger on the Company” of this Transaction Statement;
“Special Factors — Plans for the Company after the Merger” of this Transaction Statement; and
Exhibit (d)(1) to this Transaction Statement (“Agreement and Plan of Merger”).
(c)
(1) – (8) Plans

See:
“Summary — The Merger Agreement and the Plan of Merger” of this Transaction Statement;
“Summary — Purposes and Effects of the Merger” of this Transaction Statement;
“Summary — Financing of the Merger” of this Transaction Statement;
“Special Factors — Background of the Merger” of this Transaction Statement;
“Special Factors — Reasons for the Merger and Position of the Special Committee and the Board” of this Transaction Statement;
“Special Factors — Buyer Group’s Purposes and Reasons for the Merger” of this Transaction Statement;
“Special Factors — Effects of the Merger on the Company” of this Transaction Statement;
“Special Factors — Plans for the Company after the Merger” of this Transaction Statement;
“Special Factors — Interests of Certain Persons in the Merger” of this Transaction Statement; and
Exhibit (d)(1) to this Transaction Statement (“Agreement and Plan of Merger”).
ITEM 7.   PURPOSES, ALTERNATIVES, REASONS AND EFFECTS OF THE TRANSACTION
(a)
Purposes

See:

“Summary — Purposes and Effects of the Merger” of this Transaction Statement;
“Special Factors — Plans for the Company after the Merger” of this Transaction Statement;
“Special Factors — Reasons for the Merger and Position of the Special Committee and the Board” of this Transaction Statement; and
“Special Factors — Buyer Group’s Purposes and Reasons for the Merger” of this Transaction Statement.
(b)
Alternatives

See:
“Special Factors — Background of the Merger” of this Transaction Statement;
“Special Factors — Reasons for the Merger and Position of the Special Committee and the Board” of this Transaction Statement;
“Special Factors — Position of the Buyer Group as to the Fairness of the Merger” of this Transaction Statement;
“Special Factors — Buyer Group’s Purposes and Reasons for the Merger” of this Transaction Statement;
“Special Factors — Alternatives to the Merger” of this Transaction Statement; and
“Questions and Answers About the Merger — What will be the result if the Merger is not completed?” of this Transaction Statement.
(c)
Reasons

See:
“Summary — Purposes and Effects of the Merger” of this Transaction Statement;
“Special Factors — Background of the Merger” of this Transaction Statement;
“Special Factors — Reasons for the Merger and Position of the Special Committee and the Board” of this Transaction Statement;
“Special Factors — Position of the Buyer Group as to the Fairness of the Merger” of this Transaction Statement;
“Special Factors — Buyer Group’s Purposes and Reasons for the Merger” of this Transaction Statement;
“Special Factors — Effects of the Merger on the Company” of this Transaction Statement; and
“Special Factors — Alternatives to the Merger” of this Transaction Statement.
(d)
Effects

See:
“Summary — The Merger Agreement and the Plan of Merger” of this Transaction Statement;
“Summary — Purposes and Effects of the Merger” of this Transaction Statement;
“Questions and Answers About the Merger — What will be the result if the Merger is not completed?” of this Transaction Statement;
“Special Factors — Background of the Merger” of this Transaction Statement;
“Special Factors — Reasons for the Merger and Position of the Special Committee and the Board” of this Transaction Statement;
“Special Factors — Effects of the Merger on the Company” of this Transaction Statement;

“Special Factors — Primary Benefits and Detriments of the Merger” of this Transaction Statement;
“Special Factors — Plans for the Company after the Merger” of this Transaction Statement;
“Special Factors — Effect of the Merger on the Company’s Net Book Value and Net Income” of this Transaction Statement;
“Special Factors — Interests of Certain Persons in the Merger” of this Transaction Statement;
“Special Factors — Material U.S. Federal Income Tax Consequences” of this Transaction Statement;
“Special Factors — PRC Tax Consequences” of this Transaction Statement;
“Special Factors — Cayman Islands Tax Consequences” of this Transaction Statement; and
Exhibit (d)(1) to this Transaction Statement (“Agreement and Plan of Merger”).
ITEM 8.   FAIRNESS OF THE TRANSACTION
(a)
(b) Fairness; Factors Considered in Determining Fairness

See:
“Summary — Recommendation of the Special Committee to the Board” of this Transaction Statement;
“Summary — Position of the Buyer Group as to Fairness” of this Transaction Statement;
“Summary — Interests of the Company’s Directors and Executive Officers in the Merger” of this Transaction Statement;
“Summary — Opinion of the Special Committee’s Financial Advisor” of this Transaction Statement;
“Special Factors — Background of the Merger” of this Transaction Statement;
“Special Factors — Reasons for the Merger and Position of the Special Committee and the Board” of this Transaction Statement;
“Special Factors — Position of the Buyer Group as to the Fairness of the Merger” of this Transaction Statement;
“Special Factors — Opinion of the Special Committee’s Financial Advisor” of this Transaction Statement;
“Special Factors — Interests of Certain Persons in the Merger” of this Transaction Statement;
“Special Factors — Alternatives to the Merger” of this Transaction Statement; and
Exhibit (c)(1) to this Transaction Statement (“Opinion of Roth Capital Partners, LLC”).
(c)
Approval of Security Holders

See:
“Special Factors — No Shareholder Vote Required to Authorize the Plan of Merger and the Merger” of this Transaction Statement.
(d)
Unaffiliated Representative

See:
“Summary — Recommendation of the Special Committee to the Board” of this Transaction Statement;
“Summary — Opinion of the Special Committee’s Financial Advisor” of this Transaction Statement;
“Special Factors — Background of the Merger” of this Transaction Statement;

“Special Factors — Reasons for the Merger and Position of the Special Committee and the Board” of this Transaction Statement; and
“Special Factors — Opinion of the Special Committee’s Financial Advisor” of this Transaction Statement
(e)
Approval of Directors

See:
“Summary — Recommendation of the Special Committee to the Board” of this Transaction Statement;
“Special Factors — Background of the Merger” of this Transaction Statement; and
“Special Factors — Reasons for the Merger and Position of the Special Committee and the Board” of this Transaction Statement.
(f)
Other Offers

Not applicable.
ITEM 9.   REPORTS, OPINIONS, APPRAISALS AND NEGOTIATIONS
(a)
Report, Opinion or Appraisal

See:
“Summary — Opinion of the Special Committee’s Financial Advisor” of this Transaction Statement;
“Special Factors — Background of the Merger” of this Transaction Statement;
“Special Factors — Opinion of the Special Committee’s Financial Advisor” of this Transaction Statement; and
Exhibit (c)(1) to this Transaction Statement (“Opinion of Roth Capital Partners, LLC”).
(b)
Preparer and Summary of the Report, Opinion or Appraisal

See:
“Summary — Opinion of the Special Committee’s Financial Advisor” of this Transaction Statement;
“Special Factors — Background of the Merger” of this Transaction Statement;
“Special Factors — Opinion of the Special Committee’s Financial Advisor” of this Transaction Statement; and
Exhibit (c)(1) to this Transaction Statement (“Opinion of Roth Capital Partners, LLC”).
(c)
Availability of Documents

See:
“Where You Can Find More Information” of this Transaction Statement; and
Exhibit (c)(1) to this Transaction Statement (“Opinion of Roth Capital Partners, LLC”).
ITEM 10.   SOURCE AND AMOUNTS OF FUNDS OR OTHER CONSIDERATION
(a)
Source of Funds

See:
“Summary — Financing of the Merger” of this Transaction Statement; and
“Special Factors — Financing of the Aggregate Merger Consideration and Related Expenses” of this Transaction Statement.

(b)
Conditions

Not applicable
(c)
Expenses

See “Special Factors — Fees and Expenses” of this Transaction Statement.
(d)
Borrowed Funds

Not applicable
ITEM 11.   INTEREST IN SECURITIES OF THE SUBJECT COMPANY
(a)
Securities Ownership

See:
“Summary — Share Ownership of the Company’s Directors and Executive Officers” of this Transaction Statement;
“Special Factors — Interests of Certain Persons in the Merger” of this Transaction Statement; and
“Security Ownership of Certain Beneficial Owners and Management of the Company” of this Transaction Statement.
(b)
Securities Transactions

See “Transactions in the Shares and ADSs” of this Transaction Statement.
ITEM 12.   THE SOLICITATION OR RECOMMENDATION
(d)
Intent to Tender or Vote in a Going-Private Transaction

Not applicable. See “Special Factors — No Shareholder Vote Required to Authorize the Plan of Merger and the Merger” of this Transaction Statement.
(e)
Recommendations of Others

See “Summary — Recommendation of the Special Committee to the Board” of this Transaction Statement.
ITEM 13.   FINANCIAL STATEMENTS
(a)
Financial Information

The audited consolidated financial statements of the Company for the year ended December 31, 2020 and 2021 are incorporated herein by reference to the Company’s Annual Report (see page F-1 and following pages). The unaudited consolidated financial statements of the Company for the first, second and third quarters of fiscal year 2022 are incorporated herein by reference to the earnings releases and unaudited financial results included as exhibits to Forms 6-K furnished by the Company to the SEC on May 23, 2022, August 18, 2022 and November 16, 2022, respectively.
See:
“Summary Financial Information” of this Transaction Statement;
“Where You Can Find More Information” of this Transaction Statement; and
Exhibit (a)(1) (“Annual Report on Form 20-F for the fiscal year ended December 31, 2021 of the Company”) to this Transaction Statement.

(b)
Pro Forma Information

Not applicable.
ITEM 14.   PERSONS/ASSETS RETAINED, EMPLOYED, COMPENSATED OR USED
(a)
Solicitations or Recommendations

Not applicable.
(b)
Employees and Corporate Assets

See:
“Summary — The Parties Involved in the Merger” of this Transaction Statement;
“Special Factors — Interests of Certain Persons in the Merger” of this Transaction Statement; and
“Schedule I — Directors and Executive Officers of Each Filing Person.”
ITEM 15.   ADDITIONAL INFORMATION
(b)
Golden Parachute Compensation

Not applicable.
(c)
Other Material Information

None.
ITEM 16.   EXHIBITS
The following exhibits are filed herewith:
Exhibit No.	Description
(a)(1)	Annual Report on Form 20-F for the fiscal year ended December 31, 2021 of the Company, filed with the SEC on April 26, 2022
(a)(2)	Press Release issued by the Company, dated May 20, 2022 (incorporated herein by reference to Exhibit 99.1 to a Current Report on Form 6-K furnished by the Company to the SEC on May 23, 2022)
(a)(3)	Press Release issued by the Company, dated August 17, 2022 (incorporated herein by reference to Exhibit 99.1 to a Current Report on Form 6-K furnished by the Company to the SEC on August 18, 2022)
(a)(4)	Press Release issued by the Company, dated August 23, 2022 (incorporated herein by reference to Exhibit 99.1 to a Current Report on Form 6-K furnished by the Company to the SEC on August 23, 2022)
(a)(5)	Press Release issued by the Company, dated September 6, 2022 (incorporated herein by reference to Exhibit 99.1 to a Current Report on Form 6-K furnished by the Company to the SEC on September 6, 2022)
(a)(6)	Press Release issued by the Company, dated October 13, 2022 (incorporated herein by reference to Exhibit 99.1 to a Current Report on Form 6-K furnished by the Company to the SEC on October 13, 2022)
(a)(7)	Press Release issued by the Company, dated November 15, 2022 (incorporated herein by reference to Exhibit 99.1 to a Current Report on Form 6-K furnished by the Company to the SEC on November 16, 2022)

Exhibit No.	Description
(a)(7)	Press Release issued by the Company, dated November 30, 2022 (incorporated herein by reference to Exhibit 99.1 to a Current Report on Form 6-K furnished by the Company to the SEC on November 30, 2022)
(c)(1)	Opinion of Roth Capital Partners, LLC, dated as of December 22, 2022*
(c)(2)	Discussion Materials prepared by Roth Capital Partners, LLC for discussion with the Special Committee, dated as of December 22, 2022*
(d)(1)
Agreement and Plan of Merger, dated as of December 22, 2022, by and among the Company, Parent and Merger Sub (incorporated herein by reference to Exhibit 99.2 to a Current Report on Form 6-K furnished by the Company to the SEC on December 22, 2022)

(d)(2)
Equity Contribution Agreement, dated as of December 22, 2022, by and among Parent, Merger Sub and Rollover Shareholders (incorporated by reference to Exhibit 99.9 of Schedule 13D/A filed with the SEC by Fang Holdings, Mr. Mo, ACE Smart, Karistone, Open Land, Media Partner, Next Decade, Mr. Dai, True Knight, Shan Li and Digital Link (collectively, the “13D Filing Persons”) on December 22, 2022)

(d)(3)
Limited Guarantee, dated as of December 22, 2022, by Fang Holdings Limited in favor of the Company (incorporated by reference to Exhibit 99.10 of Schedule 13D/A filed with the SEC by 13D Filing Persons on December 22, 2022)

(d)(4)
Equity Commitment Letter, dated as of December 22, 2022, by and between Fang Holdings Limited and Parent (incorporated by reference to Exhibit 99.8 of Schedule 13D/A filed with the SEC by 13D Filing Persons on December 22, 2022)

(d)(5)
Interim Investors Agreement, dated as of December 22, 2022, by and among Parent, Merger Sub and the Rollover Shareholders (incorporated by reference to Exhibit 99.11 of Schedule 13D/A filed with the SEC by 13D Filing Persons on December 22, 2022)

(f)(1)	Dissenters’ Rights. See “Special Factors — Dissenters’ or Appraisal Rights”
(f)(2)	Section 238 of the Cayman Islands Companies Act (As Revised), Cap. 22 (Law 3 of 1961, as consolidated and revised) of the Cayman Islands*
(e)	Not applicable
107	Calculation of Filing Fees

*
Previously filed.

SIGNATURE
After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Transaction Statement is true, complete and correct.
Dated: February 24, 2023
CHINA INDEX HOLDINGS LIMITED
By:
/s/ Jianping Ye

Name: Jianping Ye
Title: Chairperson of the Special Committee of the Board of Directors
CIH HOLDINGS LIMITED
By:
/s/ Jiangong Dai

Name: Jiangong Dai
Title: Director
CIH MERGER SUB HOLDINGS LIMITED
By:
/s/ Jiangong Dai

Name: Jiangong Dai
Title: Director

SIGNATURE
After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Transaction Statement is true, complete and correct.
Dated: February 24, 2023
FANG HOLDINGS LIMITED
By:
/s/ Jiangong Dai

Name: Jiangong Dai
Title: Director

SIGNATURE
After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Transaction Statement is true, complete and correct.
Dated: February 24, 2023
TIANQUAN MO
/s/ Tianquan Mo

ACE SMART INVESTMENTS LIMITED
By:
/s/ Tianquan Mo

Name: Tianquan Mo
Title: Director
KARISTONE LIMITED
By:
/s/ Tianquan Mo

Name: Tianquan Mo
Title: Director
OPEN LAND HOLDINGS LIMITED
By:
/s/ Tianquan Mo

Name: Tianquan Mo
Title: Director
MEDIA PARTNER TECHNOLOGY LIMITED
By:
/s/ Tianquan Mo

Name: Tianquan Mo
Title: Authorized Signatory
NEXT DECADE INVESTMENTS LIMITED
By:
/s/ Tianquan Mo

Name: Tianquan Mo
Title: Authorized Signatory

SIGNATURE
After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Transaction Statement is true, complete and correct.
Dated: February 24, 2023
JIANGONG DAI
/s/ Jiangong Dai

TRUE KNIGHT LIMITED
By:
/s/ Jiangong Dai

Name: Jiangong Dai
Title: Director

SIGNATURE
After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Transaction Statement is true, complete and correct.
Dated: February 24, 2023
SHAN LI
/s/ Shan Li

DIGITAL LINK INVESTMENTS LIMITED
By:
/s/ Shan Li

Name: Shan Li
Title: Director

SIGNATURE
After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Transaction Statement is true, complete and correct.
Dated: February 24, 2023
GENERAL ATLANTIC SINGAPORE FUND PTE. LTD.
By:
/s/ Ong Yu Huat

Name: Ong Yu Huat
Title: Director
GENERAL ATLANTIC SINGAPORE
INTERHOLDCO LTD.
By:
/s/ Michael Gosk

Name: Michael Gosk
Title: Director
GENERAL ATLANTIC PARTNERS (BERMUDA) III, L.P.
By:
General Atlantic GenPar (Bermuda), L.P., its General Partner

By:
GAP (Bermuda) L.P., its General Partner

By:
GAP (Bermuda) GP LIMITED, its General Partner

By:
/s/ Michael Gosk

Name: Michael Gosk
Title: Managing Director
GENERAL ATLANTIC PARTNERS (BERMUDA) IV, L.P.
By:
General Atlantic GenPar (Bermuda), L.P., its General Partner

By:
GAP (Bermuda) L.P., its General Partner

By:
GAP (Bermuda) GP LIMITED, its General Partner

By:
/s/ Michael Gosk

Name: Michael Gosk
Title: Managing Director

GENERAL ATLANTIC GENPAR (BERMUDA), L.P.
By:
GAP (Bermuda) L.P., its General Partner

By:
GAP (Bermuda) GP LIMITED, its General Partner

By:
/s/ Michael Gosk

Name: Michael Gosk
Title: Managing Director
GAP (BERMUDA) L.P.
By:
GAP (BERMUDA) GP LIMITED, its General Partner

By:
/s/ Michael Gosk

Name: Michael Gosk
Title: Managing Director
GENERAL ATLANTIC, L.P.
By:
/s/ Michael Gosk

Name: Michael Gosk
Title: Managing Director
GAP COINVESTMENTS III, LLC
By:
General Atlantic, L.P., its Managing Member

By:
/s/ Michael Gosk

Name: Michael Gosk
Title: Managing Director
GAP COINVESTMENTS IV, LLC
By:
General Atlantic, L.P., its Managing Member

By:
/s/ Michael Gosk

Name: Michael Gosk
Title: Managing Director
GAP COINVESTMENTS V, LLC
By:
General Atlantic, L.P., its Managing Member

By:
/s/ Michael Gosk

Name: Michael Gosk
Title: Managing Director
GAP COINVESTMENTS CDA, L.P.
By:
General Atlantic, L.P., its General Partner

By:
/s/ Michael Gosk

Name: Michael Gosk
Title: Managing Director

SIGNATURE
After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Transaction Statement is true, complete and correct.
Dated: February 24, 2023
EVENSTAR MASTER FUND SPC FOR AND ON BEHALF OF EVENSTAR MASTER SUB-FUND I SEGREGATED PORTFOLIO
By:
/s/ James Ting-Yeh Yang

Name: James Ting-Yeh Yang
Title: Director
EVENSTAR SPECIAL SITUATIONS LIMITED
By:
/s/ James Ting-Yeh Yang

Name: James Ting-Yeh Yang
Title: Director
EVENSTAR CAPITAL MANAGEMENT LIMITED
By:
/s/ James Ting-Yeh Yang

Name: James Ting-Yeh Yang
Title: Director

Schedule I
Directors and Executive Officers of Each Filing Person
I. Directors and Executive Officers of the Company
Name	Business Address	Present Principal Occupation or Employment	Country of Citizenship
Richard Jiangong Dai(1)	Tower A, No. 20 Guogongzhuang Middle Street, Fengtai District, Beijing 100070, the People’s Republic of China	Chairman of the board of directors	PRC
Yu Huang(2)	Tower A, No. 20 Guogongzhuang Middle Street, Fengtai District, Beijing 100070, the People’s Republic of China	Director, chief executive officer and president	PRC
Robert Ciemniak(3)	Tower A, No. 20 Guogongzhuang Middle Street, Fengtai District, Beijing 100070, the People’s Republic of China	Independent director	UK
Jason Chenyang Wei(4)	Tower A, No. 20 Guogongzhuang Middle Street, Fengtai District, Beijing 100070, the People’s Republic of China	Independent director	PRC
Jianping Ye(5)	Tower A, No. 20 Guogongzhuang Middle Street, Fengtai District, Beijing 100070, the People’s Republic of China	Independent director	PRC
Lili Chen(6)	Tower A, No. 20 Guogongzhuang Middle Street, Fengtai District, Beijing 100070, the People’s Republic of China	Deputy chief financial officer	PRC
Can Xie(7)	Tower A, No. 20 Guogongzhuang Middle Street, Fengtai District, Beijing 100070, the People’s Republic of China	Chief technology officer	PRC
Yong Wang(8)	Tower A, No. 20 Guogongzhuang Middle Street, Fengtai District, Beijing 100070, the People’s Republic of China	Vice president	PRC

(1)
Mr. Dai has served as the chairman of the Board of the Company and the executive chairman of the board of directors of Fang Holdings since February 2022. Mr. Dai joined Fang Holdings in 1999 and previously served multiple positions in Fang Holdings, including Fang Holdings’ president and chief executive officer from 1999 to 2014 and Fang Holdings’ director from September 2010 to February 2016. Mr. Dai co-founded Yiyi Technology in 2015 and Xiangshui Technology in 2018 and served as the chief executive officer for the two companies.

(2)
Ms. Huang has served as chief executive officer and president of the Company since January 2019, responsible for overall management of our company, and has served as director of the Company since May 30, 2019.

(3)
Mr. Ciemniak has served as independent director of the Company since May 30, 2019. Mr. Ciemniak has served as the chief executive officer of Robotic Online Intelligence Limited since February 2017 and as the chief executive officer of Real Estate Foresight Limited since February 2012. Both Real Estate Foresight Limited and Robotic Online Intelligence Limited were set up via Rheticus Ventures Limited founded by Mr. Ciemniak in January 2012.

(4)
Mr. Wei has served as independent director of the Company since May 20, 2022. Mr. Wei is Associate Dean of Tsinghua Institute of FinTech Research. At Tsinghua PBC School of Finance (PBCSF), he serves as Director of the China Insurance and Pension Research Center, and Secretary General of Tsinghua PBCSF Global Forum of Real Estate Finance. Mr. Wei is also a Research Fellow at Wharton Financial Institutions Center.

(5)
Mr. Ye has served as independent director of the Company since May 20, 2022. Mr. Ye is Professor and Doctoral Supervisor of the School of Public Administration and Policy of Renmin University of China. He is a member of the Science and Technology Committee of the Ministry of Land and Resources, the Vice Chairman of the Real Estate Appraisal and Brokerage Expert Committee and the Policy Research Committee of the Ministry of Housing and Urban-Rural Development of the People’s Republic of China.

(6)
Ms. Chen has served as deputy chief financial officer of the Company since January 2021 and served as financial controller the Company from January 2018 to December 2020, in charge of financial affairs of our company.

(7)
Mr. Xie has served as chief technology officer of the Company since May 2019. Mr. Xie has also served as the chief technology officer of the Company’s subsidiary, Beijing Zhong Zhi Xun Bo Data Information Technology Co., Ltd., since January 2019. From August 2015 to January 2019, Mr. Xie served as the technology director at Beijing Zhong Zhi Xun Bo Data Information Technology Co., Ltd.

(8)
Mr. Wang has served as vice president of the Company since May 2019.

During the last five years, none of the Company or any of the Company’s directors and executive officers have been (a) convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) or (b) a party to any judicial or administrative proceeding (except for matters that were dismissed without sanction or settlement) that resulted in a judgment or decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws.
II. Directors and Executive Officers of Parent
The following table sets forth information regarding the sole director of Parent as of the date of this Transaction Statement, and, as of the date of this Transaction Statement, Parent does not have any executive officers.
Name	Business Address	Present Principal Occupation or Employment	Country of Citizenship
Jiangong Dai(1)	Tower A, No. 20 Guogongzhuang Middle Street, Fengtai District, Beijing 100070, the People’s Republic of China	Director	PRC

(1)
For Mr. Dai’s material occupations, positions, offices or employment during the past five years, see “Schedule I — Directors and Executive Officers of Each Filing Person — I. Directors and Executive Officers of the Company.”

During the last five years, none of Parent or any its directors and executive officers have been (a) convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) or (b) a party to any judicial or administrative proceeding (except for matters that were dismissed without sanction or settlement) that resulted in a judgment or decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws.
III. Directors and Executive Officers of Merger Sub
The following table sets forth information regarding the sole director of Merger Sub as of the date of this Transaction Statement, and, as of the date of this Transaction Statement, Merger Sub does not have any executive officers.
Name	Business Address	Present Principal Occupation or Employment	Country of Citizenship
Jiangong Dai(1)	Tower A, No. 20 Guogongzhuang Middle Street, Fengtai District, Beijing 100070, the People’s Republic of China	Director	PRC

(1)
For Mr. Dai’s material occupations, positions, offices or employment during the past five years, see “Schedule I — Directors and Executive Officers of Each Filing Person — I. Directors and Executive Officers of the Company.”

During the last five years, none of Merger Sub or any its directors and executive officers have been (a) convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) or (b) a party to any judicial or administrative proceeding (except for matters that were dismissed without sanction or settlement) that resulted in a judgment or decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws.
IV. Directors and Executive Officers of Fang Holdings Limited
The following table sets forth information regarding the directors and executive officers of Fang Holdings Limited as of the date of this Transaction Statement.
Name	Business Address	Present Principal Occupation or Employment	Country of Citizenship
Jiangong Dai(1)	Tower A, No. 20 Guogongzhuang Middle Street, Fengtai District, Beijing 100070, the People’s Republic of China	Executive Chairman of the Board	PRC
Jian Liu(2)	Tower A, No. 20 Guogongzhuang Middle Street, Fengtai District, Beijing 100070, the People’s Republic of China	Director and Chief Executive Officer	PRC
Shaohua Zhang(3)	Tower A, No. 20 Guogongzhuang Middle Street, Fengtai District, Beijing 100070, the People’s Republic of China	Independent Director	PRC
Howard Huyue Zhang(4)	Tower A, No. 20 Guogongzhuang Middle Street, Fengtai District, Beijing 100070, the People’s Republic of China	Independent Director	Hong Kong SAR
Changming Yan(5)	Tower A, No. 20 Guogongzhuang Middle Street, Fengtai District, Beijing 100070, the People’s Republic of China	Independent Director	Canada
Yu Huang(6)	Tower A, No. 20 Guogongzhuang Middle Street, Fengtai District, Beijing 100070, the People’s Republic of China	Independent Director	PRC
Peng Cui(7)	Tower A, No. 20 Guogongzhuang Middle Street, Fengtai District, Beijing 100070, the People’s Republic of China	Chief Financial Officer	PRC

(1)
For Mr. Dai’s material occupations, positions, offices or employment during the past five years, see “Schedule I — Directors and Executive Officers of Each Filing Person — I. Directors and Executive Officers of the Company.”

(2)
Mr. Jian Liu joined Fang Holdings in April 2000 and was appointed from Chief Operations Officer to President in July 2016. Mr. Liu has served as the Chief Executive Officer of Fang Holdings since January 2019.

(3)
Mr. Shaohua Zhang has served as an independent director of Fang Holdings and a member of the audit committee of the board of directors of Fang Holdings since August 2018.

(4)
Mr. Howard Huyue Zhang has served as an independent director of Fang Holdings and a member and the chair of the audit committee of the board of directors of Fang Holdings since May 2019. Mr. Zhang has also served as a managing director of real estate investment division of CITIC Private Equity Funds Management Co., Ltd., a private equity asset management company in China, since March 2018.

(5)
Mr. Changming Yan served as an independent director of the board of directors of Fang Holdings, a member of the audit committee and the compensation committee, and a member and the chair of the nominating and corporate governance committee of the board of directors of Fang Holdings since June 2020. Prior to that, Mr. Yan served as the President of Cada Resources International Limited.

(6)
Mr. Yu Huang has served as an independent director of the board of directors of Fang Holdings and a member of the audit committee of the board of directors of Fang Holdings since September 2021. Prior to that, Mr. Huang served at multiple positions, including the last position as an executive director of GRI China, a Hong Kong private holding group in the fashion retail and wholesale business.

(7)
Mr. Peng Cui has served as Fang Holdings’ Chief Financial Officer since January 2021. Mr. Cui served as the deputy general manager of the capital market department of Fang Holdings since May 2020. Prior to joining Fang Holdings, Mr. Cui served in the assurance department of PricewaterhouseCoopers LLP San Francisco Office from January 2019 to February 2020. From December 2017 to December 2018, Mr. Cui served as a senior consultant in the transaction advisory service department of Ernst & Young (China) Advisory Ltd.

During the last five years, none of Fang Holdings Limited or any its directors and executive officers have been (a) convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) or (b) a party to any judicial or administrative proceeding (except for matters that were dismissed without sanction or settlement) that resulted in a judgment or decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws.
V. Directors and Executive Officers of ACE Smart Investments Limited
The following table sets forth information regarding the sole director of ACE Smart Investments Limited as of the date of this Transaction Statement, and, as of the date of this Transaction Statement, ACE Smart Investments Limited does not have any executive officers.
Name	Business Address	Present Principal Occupation or Employment	Country of Citizenship
Tianquan Mo(1)	Tower A, No. 20 Guogongzhuang Middle Street, Fengtai District, Beijing 100070, the People’s Republic of China	Director	PRC

(1)
Mr. Mo is the founder of Fang Holdings, and served as its executive chairman of board of directors from 1999 to February 2022. Mr. Mo also served as the chairman of the board of directors of the Company from 2007 to February 2022. After that, Mr. Mo served as a consultant of the Company.

During the last five years, none of ACE Smart Investments Limited or any its directors and executive officers have been (a) convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) or (b) a party to any judicial or administrative proceeding (except for matters that were dismissed without sanction or settlement) that resulted in a judgment or decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws.
VI. Directors and Executive Officers of Karistone Limited
The following table sets forth information regarding the sole director of Karistone Limited as of the date of this Transaction Statement, and, as of the date of this Transaction Statement, Karistone Limited does not have any executive officers.
Name	Business Address	Present Principal Occupation or Employment	Country of Citizenship
Tianquan Mo(1)	Tower A, No. 20 Guogongzhuang Middle Street, Fengtai District, Beijing 100070, the People’s Republic of China	Director	PRC

(1)
For Mr. Mo’s material occupations, positions, offices or employment during the past five years, see “Schedule I — Directors and Executive Officers of Each Filing Person — V. Directors and Executive Officers of ACE Smart Investments Limited.”

During the last five years, none of Karistone Limited or any its directors and executive officers have been (a) convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) or (b) a party to any judicial or administrative proceeding (except for matters that were dismissed without sanction or settlement) that resulted in a judgment or decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws.
VII. Directors and Executive Officers of Open Land Holdings Limited
The following table sets forth information regarding the directors of Open Land Holdings Limited as of the date of this Transaction Statement, and, as of the date of this Transaction Statement, Open Land Holdings Limited does not have any executive officers.
Name	Business Address	Present Principal Occupation or Employment	Country of Citizenship
Tianquan Mo(1)	Tower A, No. 20 Guogongzhuang Middle Street, Fengtai District, Beijing 100070, the People’s Republic of China	Director	PRC
Jing Cao(2)	c/o P.O. Box 957, Offshore Incorporations Centre, Road Town, Tortola, British Virgin Islands	Director	USA

(1)
For Mr. Mo’s material occupations, positions, offices or employment during the past five years, see “Schedule I — Directors and Executive Officers of Each Filing Person — V. Directors and Executive Officers of ACE Smart Investments Limited.”

(2)
Ms. Jing Cao has been in the current position for the past five years.

During the last five years, none of Open Land Holdings Limited or any its directors and executive officers have been (a) convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) or (b) a party to any judicial or administrative proceeding (except for matters that were dismissed without sanction or settlement) that resulted in a judgment or decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws.
VIII. Directors and Executive Officers of Media Partner Technology Limited
The following table sets forth information regarding the sole director of Media Partner Technology Limited as of the date of this Transaction Statement, and, as of the date of this Transaction Statement, Media Partner Technology Limited does not have any executive officers.
Name	Business Address	Present Principal Occupation or Employment	Country of Citizenship
Jing Cao(1)	c/o P.O. Box 957, Offshore Incorporations Centre, Road Town, Tortola, British Virgin Islands	Director	USA

(1)
Ms. Jing Cao has been in the current position for the past five years.

During the last five years, none of Media Partner Technology Limited or any its directors and executive officers have been (a) convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) or (b) a party to any judicial or administrative proceeding (except for matters that were dismissed without sanction or settlement) that resulted in a judgment or decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws.
IX. Directors and Executive Officers of Next Decade Investments Limited
The following table sets forth information regarding the sole director of Next Decade Investments Limited as of the date of this Transaction Statement, and, as of the date of this Transaction Statement, Next Decade Investments Limited does not have any executive officers.

Name	Business Address	Present Principal Occupation or Employment	Country of Citizenship
Jing Cao(1)	c/o P.O. Box 957, Offshore Incorporations Centre, Road Town, Tortola, British Virgin Islands	Director	USA

(1)
Ms. Jing Cao has been in the current position for the past five years.

During the last five years, none of Next Decade Investments Limited or any its directors and executive officers have been (a) convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) or (b) a party to any judicial or administrative proceeding (except for matters that were dismissed without sanction or settlement) that resulted in a judgment or decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws.
X. Directors and Executive Officers of True Knight Limited
The following table sets forth information regarding the sole director of True Knight Limited as of the date of this Transaction Statement, and, as of the date of this Transaction Statement, True Knight Limited does not have any executive officers.
Name	Business Address	Present Principal Occupation or Employment	Country of Citizenship
Jiangong Dai(1)	Tower A, No. 20 Guogongzhuang Middle Street, Fengtai District, Beijing 100070, the People’s Republic of China	Director	PRC

(1)
For Mr. Dai’s material occupations, positions, offices or employment during the past five years, see “Schedule I — Directors and Executive Officers of Each Filing Person — I. Directors and Executive Officers of the Company.”

During the last five years, none of True Knight Limited or any its directors and executive officers have been (a) convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) or (b) a party to any judicial or administrative proceeding (except for matters that were dismissed without sanction or settlement) that resulted in a judgment or decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws.
XI. Directors and Executive Officers of Digital Link Investments Limited
The following table sets forth information regarding the sole director of Digital Link Investments Limited as of the date of this Transaction Statement, and, as of the date of this Transaction Statement, Digital Link Investments Limited does not have any executive officers.
Name	Business Address	Present Principal Occupation or Employment	Country of Citizenship
Shan Li(1)	Unit 219, 2/F Building 16W, Phase Three, Hong Kong Science Park, Pak Shek Kok, New Territories, Hong Kong	Director	PRC

(1)
Mr. Shan Li is the director of Digital Link. Mr. Li also served as the chairman and CEO of Chinastone Group Limited from 2021 to the present, a member of the compensation committee of Credit Suisse from 2022 to the present and a member of the risk committee of Credit Suisse from 2019 to the present, a member of the board of directors of Silk Road Finance Corporation Limited from 2015 to the present, the chairman and CEO of Chinastone Capital Management Limited from 2010 to the present, and the founding partner of San Shan (HK) Ltd from 2005 to the present.

During the last five years, none of Digital Link Investments Limited or any its directors and executive officers have been (a) convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) or (b) a party to any judicial or administrative proceeding (except for matters that were dismissed without sanction or settlement) that resulted in a judgment or decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws.
XII. Directors and Executive Officers of General Atlantic Filing Persons
As of the date of this Transaction Statement, the GA Bermuda Funds and the GA Delaware Funds do not have any directors or executive officers.
The following table sets forth information regarding the directors of GASF as of the date of this Transaction Statement. As of the date of this Transaction Statement, GASF does not have any executive officers.
Name	Business Address	Present Principal Occupation or Employment	Country of Citizenship
Ong Yu Huat	Asia Square Tower 1 8 Marina View, #41-04 Singapore 018960	Director of General Atlantic Singapore Fund Management Pte. Ltd.	Singapore
Izkandar Bloy	Asia Square Tower 1 8 Marina View, #41-04 Singapore 018960	Director of General Atlantic Singapore Fund Management Pte. Ltd.	Malaysia
Each of GAP (Bermuda) L.P. and GA LP is controlled by the Management Committee. The following table sets forth information regarding the members of the Management Committee as of the date of this Transaction Statement.
Name	Business Address	Present Principal Occupation or Employment	Country of Citizenship
William E. Ford (Chief Executive Officer)	55 East 52nd Street 33rd Floor New York, New York 10055	Managing Director of GA LP	USA
Gabriel Caillaux	23 Savile Row London W1S 2ET United Kingdom	Managing Director of GA LP	France
Andrew Crawford	55 East 52nd Street 33rd Floor New York, New York 10055	Managing Director of GA LP	USA
Martin Escobari	55 East 52nd Street 33rd Floor New York, New York 10055	Managing Director of GA LP	Bolivia and Brazil
Anton J. Levy	55 East 52nd Street 33rd Floor New York, New York 10055	Managing Director of GA LP	USA
Sandeep Naik	Asia Square Tower 1 8 Marina View, #41-04 Singapore 018960	Managing Director of GA LP	USA
Graves Tompkins	55 East 52nd Street 33rd Floor New York, New York 10055	Managing Director of GA LP	USA

Name	Business Address	Present Principal Occupation or Employment	Country of Citizenship
N. Robbert Vorhoff	55 East 52nd Street 33rd Floor New York, New York 10055	Managing Director of GA LP	USA
Eric Zhang	Suite 5704 – 5706, 57F Two IFC, 8 Finance Street Central, Hong Kong, China	Managing Director of GA LP	Hong Kong SAR
The following table sets forth information regarding the directors of GAS Interholdco as of the date of this Transaction Statement. As of the date of this Transaction Statement, GAS Interholdco does not have any executive officers.
Name	Business Address	Present Principal Occupation or Employment	Country of Citizenship
Michael Gosk	55 East 52nd Street 33rd Floor New York, New York 10055	Managing Director of GA LP	USA
Christopher G. Lanning	55 East 52nd Street 33rd Floor New York, New York 10055	Managing Director of GA LP	USA
During the last five years, none of the GA Bermuda Funds, the GA Delaware Funds, GenPar Bermuda, GAP (Bermuda) L.P., GA LP, GAS Interholdco or GASF, or any of the directors of GAS Interholdco and GASF, or any of the members of the Management Committee have been (a) convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) or (b) a party to any judicial or administrative proceeding (except for matters that were dismissed without sanction or settlement) that resulted in a judgment or decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws.
XIII. Directors and Executive Officers of Evenstar Filing Persons
The following table sets forth information regarding the directors of Evenstar Filing Persons as of the date of this Transaction Statement.
Name	Business Address	Present Principal Occupation or Employment	Country of Citizenship
Evenstar Manager
James Ting-Yeh Yang	29/F, 18 Pennington Street, Causeway Bay, Hong Kong	Director	USA
Anna Goubault	4th Floor, Century Yard, Cricket Square, PO Box 31162, George Town, Grand Cayman, KY1-1205, Cayman Islands	Director Independent director of Calderwood	Cayman Islands (British Overseas Territories Citizen)
Charles Thomas	4th Floor, Century Yard, Cricket Square, PO Box 31162, George Town, Grand Cayman, KY1-1205, Cayman Islands	Director Independent director of Calderwood	United Kingdom

Name	Business Address	Present Principal Occupation or Employment	Country of Citizenship
Evenstar Master
James Ting-Yeh Yang	29/F, 18 Pennington Street, Causeway Bay, Hong Kong	Director	USA
Shih-Jong SU	2F, No. 12, Zhouzi St., Neihu Dist., Taipei City 114064, Taiwan	Director	Taiwan
Kaida Masaki	3-9, Mayumi Minami 1-chome, lkoma-shi, Nara, 630-0123, Japan	Director	Japan
ESSL
James Ting-Yeh YANG	29/F, 18 Pennington Street, Causeway Bay, Hong Kong	Director	USA
Shih-Jong SU	No. 97-1, Lishan Street, NeiHu District, Taipei, Taiwan	Director	Taiwan
Kaida Masaki	3-9, Mayumi Minami 1-chome, lkoma-shi, Nara, 630-0123, Japan	Director	Japan
None of Evenstar Manager, Evenstar Master or ESSL has executive officers.
During the last five years, none of Evenstar Manager, Evenstar Master, ESSL, or any of the directors listed above has been (a) convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) or (b) a party to any judicial or administrative proceeding (except for matters that were dismissed without sanction or settlement) that resulted in a judgment or decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws.